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03032473

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lukoil Oil Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 4006 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/2/03

LUKOIL

OIL COMPANY

ANNUAL REPORT

2002



OIL COMPANY
LUKOIL

ANNUAL REPORT
2002

CONTENTS

Basic Financial Indicators

Operating revenues (mln dollars)	**15 334**
Income from operating activities (mln dollars)	**2 662**
Income before income taxes (mln dollars)	**2 582**
Net profit (mln dollars)	**1 843**
Capital expenditures (monetary and non-monetary, mln dollars)	**2 072**
Investment (mln dollars)	**302**
Dividends to shareholders (recommended, mln dollars)	**532**

Basic Operating Indicators

Oil and gas reserves as of 1 January, 2003 (proven, bln boe)	**19.3**
Oil production (subsidiaries and affiliates, mln tons)	**79.8**
Gas production (subsidiaries and affiliates, bcm)	**5.1**
Refinery throughput (LUKOIL refineries in Russia and abroad, mln tons)	**41.7**
Oil exports from Russia (subsidiaries and affiliates, mln tons)	**34.2**
Petroleum products exports from Russia (mln tons)	**14.2**
Petrochemical production (mln tons)	**1.6**
Number of retail sales outlets (proprietary and rented)	**4,076**

LUKOIL – RUSSIA'S LEADING OIL COMPANY

LUKOIL today is:

¤ 1.3% of global oil reserves and 2% of global oil production.

¤ 20% of total Russian oil production and 18% of total Russian oil refining.

¤ The 2nd largest private oil company worldwide by proven reserves.

¤ The 6th largest private oil company worldwide by production.

¤ 13th by net profit among the world's top-100 private and national oil companies.

¤ 30th by sales among the world's top-100 private and national oil companies.

¤ 25th by assets among the world's top-100 private and national oil companies.

¤ The leading Russian oil business group with annual turnover of $15 bln.

¤ The most liquid among Central and Eastern European stocks on the London Stock Exchange (LSE).

¤ The most liquid oil stock and second most liquid stock overall on the Russian Trading System (RTS).

¤ A leader among Russian oil companies for openness and transparency. The first Russian company to be listed on the London Stock Exchange.

¤ The only private Russian oil company whose share capital is dominated by minority stakeholders



Sources:
Energy Intelligence Group, Petroleum Intelligence Weekly, International Energy Agency, OPEC, US Energy Department, Russian Ministry of Energy, RTS, LSE, LUKOIL.



LETTER TO SHAREHOLDERS

LUKOIL continued its growth in 2002, remaining the largest Russian oil company in terms of both production and reserves. Expansion through exploration and acquisitions made LUKOIL the 2nd largest public oil company in the world in terms of reserves, and the 6th largest in terms of oil and gas production volumes. We have continued exploration and development in our new production regions — Timan-Pechora, the Yamalo-Nenetsk Autonomous Okrug and the Northern Caspian — laying the foundations for further growth. We were able to maintain previous year levels of profitability despite a tightening of the Russian tax regime. Our internal restructuring program had positive impact on efficiency in 2002, increasing company value. Profitable operations and huge future potential have earned LUKOIL a place among the international energy sector elite.

Last year was a break-through year for LUKOIL, seeing the beginning of our deep restructuring program aimed at efficiency and share price increases. The key aspects of the program are improvement of operating and investment efficiency, streamlining of corporate structure, and sale of none-core assets.

The program has already boosted company earnings thanks to increase in the export share of production, rationalization of production expenses, and closure of wells with low profitability. The relevant figures for 2002 show:

¤ Growth of 6% in exports of oil and petroleum products to 57% of total sales.

¤ Reduction of production expenses by 5% to $2.60/barrel.

¤ Closure of about 4% of the company's operational wells, representing the least productive and least profitable wells.

The company has made significant progress in consolidating its assets both in the exploration and production sector and in the refining and marketing sector. Efforts have been focused on streamlining group structures whilst rationalizing selling, general and administrative expenses.

In 2002 LUKOIL defined three blocks of activity for improving management and streamlining corporate structure. These three blocks are: Finance, Oil Exploration and Production, and Refining and Marketing. Investment and Budget Committees were also set up with remits to improve the quality of decision making in these areas.

The restructuring program represents an unprecedented effort by LUKOIL management to increase company efficiency and raise the share price. The market has responded well, and there has been strong growth of the LUKOIL share price since the program's announcement in April 2002.

In 2002 serious attention was also paid to improvement of corporate governance and informational openness. Key steps were as follows:

¤ The Board of Directors welcomed three independent representatives of minority shareholders (Mark Mobius, Richard Matzke and Oleg Kutafin).

- A Main Department for Control and Internal Audit was created.

- LUKOIL shares underwent the full procedure of listing on the London Stock Exchange, which led to significantly increased liquidity and improved company transparency.

LUKOIL commands an impressive portfolio of production assets. We are the only Russian oil company with significant reserves in two new hydrocarbon provinces: Timan-Pechora and the northern Caspian. It is anticipated that these fields will be operational within a couple years, providing a basis for the company's successful, long-term growth.

Our key operating regions — Western Siberia and Perm Oblast ('oblasts' are the main regional sub-divisions within the Russian Federation) — continue to provide stable output. LUKOIL intends to maintain its significant presence in these regions, improving operational efficiency and optimizing its production portfolio.

Our natural gas assets on the Tazovsk peninsula (Yamalo-Nenetsk region) and newly discovered natural gas fields in the northern Caspian provide a solid foundation for development of the company's natural gas business. We have set a goal of developing our gas business to a comparable size with our oil business: natural gas production should be in the range of 50 bcm by 2010. We are currently developing a marketing strategy for our gas reserves, discussing partnership options with Russian and foreign players in the gas and energy sector.

In December 2002, LUKOIL signed an agreement to sell its share in the Azeri-Chirag-Gyuneshli project. That deal, which has been closed and will be reflected in 2003 financial results, is the first major step in optimization of our portfolio, and underscores our ability to reshape the company reserve portfolio via asset sales. We intend to continue this optimization process, but we feel that the market value of the majority of our reserves has not yet reached its fair level.

LUKOIL remains a leader in oil refining, owning seven refineries with total capacity of 58.5 mln tons/year. Significant increase in production at the Nizhegorodnefteorgsintez Refinery, acquired in 2001, brought overall production by LUKOIL refineries in Russia to 33.9 mln tons in 2002. Our petroleum products are sold through 4,076 retail outlets[1] as well as through wholesale channels.

LUKOIL retained its level of profitability in 2002. This was a considerable achievement in view of continued high inflation in Russia, strengthening of the Russian rouble against the US dollar and tightening of the tax regime.



[1] As of 1 January, 2003 including proprietary, leased and franchised.

Inflation

In 2002, inflation in the Russian Federation was 15.1%, compared with 18.8% in 2001.

Strengthening of the rouble against the US dollar

During 2002, the Central Bank of Russia pursued a policy of currency intervention aimed at suppressing growth of the US dollar exchange rate. As a result, the rouble strengthened by 9% against the US dollar forcing extra efforts by LUKOIL to reduce its expenses in dollar terms, as 80% of overall expenditures are in roubles.

Prices on Russian and international markets

Export prices for crude oil

The average sales price for Urals crude oil rose from $21.13/barrel in 2001 to $21.95/barrel in 2002 (growth of 3.9%)

Domestic prices for crude oil

During the accounting period, the average domestic sales price fell by $2.55/barrel (23.5%) to $8.28/barrel.

Prices for petroleum products on international markets

The average price of petroleum products increased by $10.55/ton (4.7%) to $236.85/ton

Prices for petroleum products on the domestic market

The average price of petroleum products inside Russia increased by $4.19/ton (2.9%) to $146.14/ton.

Changes to the tax regime

Several taxes were repealed with effect from 1 January 2002, including the tax on sub-soil resources, the tax on replacement of the mineral resource base, and the excise tax on oil production. These taxes were replaced by a unified production tax. Introduction of the new unified extraction tax led to increase of tax liabilities other than income tax of LUKOIL by $737 mln (including the influence of increase in crude oil excise), or by 100% compared to 2001.

LUKOIL achieved the following production results in 2002:

¤ Oil production (including all LUKOIL's subsidiaries and affiliated companies) grew by 2% to 79.8 mln tons.

¤ The company's reserve replacement ratio was 246%. LUKOIL remains the unchallenged leader for geological exploration in Russia and consistently augments existing reserves at low cost.

¤ The company recorded a 15% increase in oil refined at its Russian refineries, allowing reduction of crude sales on the domestic market.

Maintenance of profitability levels makes it possible for LUKOIL to fulfill its obligations to increase payments to shareholders. Based on year-end results, dividend payments will be 19.5 roubles per share, which is 30% higher than in 2001.

LUKOIL intends to pay $532 mln (or 29% of net profit) in dividends.

Dividend income plus share price growth gave total yield per share (total shareholder return) of 24% in 2002.


Volume of Dividend Payments (mln USD)*
600
500
400
300
200
30%
20%
10%
0%
2000
2001
2002
Dividend Payments, mln USD
Percentage of Net Profit

* In calculation of dividend payment amounts in US dollars, exchange rates on the date of announcement were used.

LUKOIL's concerns are not limited to production. The company is also aware of the importance of ecological and social issues. In 2002, KPMG completed a full-scale external ecological audit of LUKOIL, confirming the company's high standards on issues of ecological safety. LUKOIL's Social Code, adopted in 2002, has helped the company to provide better social welfare standards for employees. LUKOIL has also continued to create and sponsor other social and charitable programs.


Total Shareholder Return (TSR)* in 2002
and average over 3 years
30%
25%
20%
15%
10%
5%
0%
2000
Average 2000-2002

* Total Shareholder Return (TSR) — the ratio of the sum of the difference between price of a share at the end of the period, and at the beginning of the period, and the dividends paid for that period, to the price of a share at the beginning of the period.

LUKOIL has shown itself to be a worthy leader of the Russian oil industry by constant strategy reviews and more ambitious operational goals. We continue to set standards of stability









and success in today's harsh market conditions in order to secure growth for shareholders in 2003 and beyond.

In 2003 LUKOIL is continuing its program of restructuring to increase overall efficiency of activities. The company intends to work toward its goal of minimum 4% annual growth of oil production. Consolidation of assets across various sectors will continue, as will rationalization of production expenditures, streamlining of LUKOIL's corporate structure and sale of assets in the construction, finance and transport sectors, which do not fit the company's profile. Through this efforts, transparency will be increased and corporate governance improved. Management efforts will be focused on increasing the share price and providing shareholders with a high yield on their invested capital.

Long-term development efforts are concentrated on oil production (which provides stable, long-term growth) and on carving a place for LUKOIL in the natural gas and energy sector. Refining, petrochemical and marketing sectors will also be developed to assure adequate production of high value-added products and distribution channels for them. Maintenance of balance between various activities should ensure stability of the company's future development under any conditions. We also have ambitious goals for production of oil and gas abroad, and for international marketing of our petroleum products.

The internal changes currently underway at LUKOIL are designed to transform the company's production successes into steady, strong growth in share price and capitalization. A higher, more intensive production growth rate over the next decade will boost the share price to a new level, and increase the attractiveness of LUKOIL stock. All of our company's management and employees are working to strengthen LUKOIL's position as the leading domestic oil company, while pursuing the medium-term goal of a more prominent position in the global oil and gas industry.

Chairman of the Board of Directors, OAO LUKOIL
Valery Graifer

President of OAO LUKOIL
Vagit Alekperov

EVENTS IN 2002

January

Company shareholders proposed Richard Matzke, ex-Vice-Chairman of Chevron, and Mark Mobius, Managing Director of Templeton Asset Management Ltd., as candidates for LUKOIL's Board of Directors.

February

LUKOIL opened Russia's first privately owned trunk oil pipeline, running from Perm to Andreyevka. The pipeline links LUKOIL's Perm Oil Refinery to the state-owned Transnefteprodukt system for transportation of refined products.

March

A Department for Internal Audit was established to help refine management systems, and to increase the efficiency of risk management and internal control systems.

April

LUKOIL management announced a program of restructuring up to 2010. The main goals are to increase profitability and the company share price. In the short term, these goals will be supported by growth in the company's export ratio, increased earnings, optimization of LUKOIL's well stock, cost-cutting, increased production efficiency, and streamlining of company structure.

A contract was signed with the Columbian state oil and gas company, Ecopetrol, for joint geological exploration of the promising Condor Block in Columbia's Llanos Basin.

May

Lukinter Finance B.V., part of LUKOIL Group, fully retired $230 mln of convertible bonds issued in April 1997 (including interest and premium).

A coupon payment was made on $350 mln of convertible bonds issued in November 1997 and due for redemption in 2003.

LUKOIL and Miller & Lents (USA) completed a review of company reserves as of 1 January, 2002. The review was carried out to the standards of the US Society of Petroleum Engineers (US SPE). Proven oil and gas reserves were 16.6 bln barrels oil equivalent (2.3 bln tons). Year-on-year reserve growth was 11%.



June

LUKOIL began construction of a terminal for transportation of petroleum products on Vysotsk Island (Leningrad Oblast). The terminal will have capacity of 10.7 mln tons and opening of the first loading complex at the terminal is planned for Q4 2003.

LUKOIL Overseas Holding Ltd., a fully owned subsidiary of LUKOIL, acquired a share in the WEEM Concession (Hurgada, Egypt) from Canada's Naftex Energy Corporation and became the sole contractor, investor and project operator under terms of the concession agreement for exploration and production of oil. Other parties to the concession agreement are the Egyptian State Oil Company (EGPC) and the government of the Arab Republic of Egypt.

Richard Matzke, ex-Vice-Chairman of Chevron Group, Mark Mobius, Managing Director of Templeton Asset Management Ltd., and Oleg Kutafin, Rector of the Moscow State Academy of Law, joined the Board of Directors of LUKOIL as independent directors.

August

LUKOIL became the first Russian company to receive a full secondary listing on the London Stock Exchange (LSE), after securing inclusion in the Official List of the UK Listing Authority (UKLA). All of LUKOIL's ordinary shares and first-level ADRs have been listed, yet only ADRs are traded at LSE.

October

As part of the second stage of its restructuring program, LUKOIL initiated a deal to sell its service company, LUKOIL-Drilling, and presented the company's assets to potential buyers in Houston (USA).



November

A General Agreement on Strategic Partnership for the period 2002-2005 was signed between LUKOIL and the Russian gas monopolist, Gazprom. The agreement envisages mutually beneficial partnership in exploration, production, transport, oil and gas refining, sales of oil, gas, petroleum and gas refined products, chemicals and petrochemicals, and in production of electrical and thermal energy.

LUKOIL issued $350 mln of convertible bonds, which are convertible into GDRs issued on LUKOIL shares.

LUKOIL, Sibneft, TNK and YUKOS signed a Memorandum of Mutual Understanding on construction of the pipeline from Western Siberia through Timan-Pechora to Murmansk. This will be the first-ever joint project by major Russian oil companies for domestic pipeline transportation of crude oil.

December

LUKOIL reached agreement with Inpex Corporation on sale of LUKOIL's share in the Azeri-Chirag-Gyuneshli project.

LUKOIL common shares owned by the Russian state and equivalent to 5.9% of authorized share capital were placed on the London Stock Exchange (LSE) for a total of $775 mln at $15.5 per share. After the sale of this share stake, government participation in LUKOIL's authorized share capital decreased to 7.6%.

LUKOIL management decided to create a Main Department for Control and Internal Audit based on the company's Department for Internal Audit. The new division is dedicated to analysis and evaluation of LUKOIL's production and financial activities from the standpoint of efficiency, observance of shareholder and investor rights, and Russian and international law.

OIL & GAS EXPLORATION & PRODUCTION



Oil and Gas Reserves & Exploration

LUKOIL has always been attentive to renewal of its mineral resource base, which is one of the most important indicators of the company's potential for growth and increase in share price. LUKOIL invests consistently to improve its exploration performance.

LUKOIL is currently the second largest private oil company in the world by proven hydrocarbon reserves.

Reserves

Reserves measured by Russian classification — LUKOIL's remaining recoverable hydrocarbon reserves (category ABC1) as of 1 January 2003, without counting foreign assets, were 2.416 bln tons of oil, 37.1 mln tons of gas condensate, and 855.9 bcm of natural gas.

Reserves measured by international classification — In 2002, LUKOIL completed its eighth annual technical and economic audit of reserves by US firm, Miller & Lents. Reserves were audited as of 1 January, 2003. In connection with consolidation of assets in the Komi Republic at the beginning of 2003 (involving TEBUKneft, Ukhtaneft, RKM-oil and YNTK), and reclassification of LUKOIL share in several affiliated companies (owing to an increase of stakes after the Miller & Lents audit), reserves were subsequently recounted.

Proven Oil and Gas Reserves (bln boe)


25
20
15
10
5
0
2000
2001
2002
Oil
Gas

Distribution of LUKOIL's Proven Reserves by Region


Western Siberia
Timan-Pechora
Urals
Volga Region
Yamal
Caspian
Abroad
Other Regions
Western Siberia
Timan-Pechora
Urals
Volga Region
Yamal
Caspian
Abroad
Other Regions
Gas
Oil

Hydrocarbon Reserves*


ExxonMobil
LUKOIL**
Shell
BP
Yukos
ChevronTexaco
TotalFinaElf
ConocoPhillips
RepsolYPF
21.0
19.7
19.0
17.3
12.7
11.9
11.2
7.7
5.1
Oil
Gas
0
5
10
15
20
25
bln boe

* Source: Company reports for 2002.

** Taking into account consolidation of assets in the Republic of Komi at the beginning of 2003 and change of share stakes in several affiliated companies.

Proven Oil and Gas Reserves using methods and requiremants of US SPE

	Oil, mln bbl	Natural Gas, bcm	Oil and Gas, mln boe
Reserves as measured before the recounting / reclassification	15,258	24,164	19,293
Reserves as measured after the recounting / reclassification	15,622	24,253	19,664



LUKOIL's reserve base grew by 16% in 2002, according to the international classification system (5% growth in oil reserves and 83% growth in gas reserves). The growth was due to discovery of new reserves and increased estimates as a result of exploration work, as well as acquisition of several new assets.

Additions to LUKOIL Proven Reserves in 2002

	Oil, mln barrels.	Natural Gas, bcm	Total, mln barrels oil equivalent
Proven reserves on 1 January, 2002	**14,612**	**13,210**	**16,818**
Revisions of previous estimates	873	712	992
Extensions and discoveries	308	5,401	1,210
Purchase of hydrocarbons in place	36	4,967	865
Sales of reserves	(7)	–	(7)
Production	(564)	(126)	(585)
Proven reserves on 1 January, 2003	**15 258**	**,24,164**	**19,293**

In 2002, four new Caspian fields (Kvalynskoye, Rakushechnaya, Sarmatskoye, and the 170th km field) underwent audits by state and independent experts. Medium-sized discoveries were made in the Komi Republic and the Nenetsk Autonomous Okrug (an "okrug" is a regional sub-division in Russia's federal structure).

As of January 2003, a total 47 affiliates of LUKOIL held licenses for development of sub-soil resources.



Exploration

Until the tax for renewal of the mineral-resource base was repealed in 2001, geological exploration work in Russia was primarily financed by this tax. The methods used in administrating receipts from this tax meant that most prospecting for new reserves took place in regions where oil production was already developed, while promising new regions tended to be ignored.

In order to compensate this tendency LUKOIL has, since 1997, increased the share of its own expenditure used for geological exploration, and has directed this spending exclusively to the most promising new regions, which are Timan-Pechora and the Caspian Sea. Meanwhile, changes in economic aspects of the exploration business have enabled the company to regroup its exploration resources and concentrate efforts in these regions.

LUKOIL's geological exploration work in 2002 was all internally funded and based on strict guidelines aimed at maximizing efficiency. Key principles were as follows:

¤ A more thorough decision process in selecting sites for exploration.

¤ Curtailment of geological exploration work in regions, which have already been well-explored (regions developed by LUKOIL-Western Siberia, and LUKOIL-Permneft) and concentration on new, highly promising regions such as the Timan-Pechora oil and gas province, the Caspian Sea, and the Bolshekhetsk Depression in Yamalo-Nenetsk Autonomous Okrug.

¤ Use of new technologies at all stages of geological exploration work, resulting in better information and lower costs.

LUKOIL's push for efficiency in exploration and focus on the most promising regions brought positive results in 2002 despite reduction in the volume of exploration work (meters of exploration drilling were down by 58% compared with 2001 to 181,000 meters, of which 168,000 meters in Russia). Reserve replacement ratio from exploration in 2002 was 246%, which is the highest level of this indicator in company history. Reserves grew by 197 mln tons of fuel equivalent (including 55 mln tons of liquid hydrocarbons), which is 53% more than in 2001.


Exploration Drilling (thousand m)
500
400
300
200
100
0
2000
2001
2002


Production and Growth of Hydrocarbon Reserves (mln tons of fuel equivalent)
250
200
150
100
50
0
2000
2001
2002
Production
Reserves Growth


LUKOIL's average efficiency in Geological Exploration (tons of fuel equivalent/m)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002



LUKOIL discovered 16 new hydrocarbon fields in 2003 as well as 15 new deposits of oil, gas and condensate at previously-known fields. Efficiency of geological exploration work was 1,280 tons of fuel equivalent per meter drilled, including 399 tons of oil and condensate.

The average cost of geological exploration per ton of hydrocarbon reserves in 2002 was $1.5/ton of fuel equivalent, which is down by 57% times from the same indicator in 2001 and one of the best results amongst leading oil companies worldwide.

LUKOIL's Finding Costs of 1 ton of fuel equivalent of Hydrocarbon Reserves (USD)


8
6
4
2
0
2000
2001
2002
Traditional Regions
New Regions

LUKOIL's Average Finding Cost of 1 ton of fuel equivalent of Hydrocarbon Reserves (USD)


5
4
3
2
1
0
2000
2001
2002

In 2002 LUKOIL prospected 10,900 kilometers using 2D seismic testing and 2,100 square kilometers using 3D seismic testing.

Russia

The company's exploration work in 2002 was focused in Western Siberia, Timan-Pechora, and Yamal. Most of the important hydrocarbon discoveries in Russia in recent years have been in LUKOIL's new regions of activity, particularly Timan-Pechora and the Caspian, confirming efficient targeting of exploration efforts by the company.

Structure of Exploration Drilling


Western Siberia
Timan-Pechora
Urals
Volga Region
Caspian
Other Regions

In **Timan-Pechora** seismic exploration work and drilling of deep wells led to total growth in C1 category reserves by more than 13 mln tons of fuel equivalent. Work was carried out at the Osvanyursk Structure, the Yuzhno-Usinsk, Centralno-Vozeisk, Mamylskaya and Kostykskaya sites and at the Yu. Rossokhin field.

In **Western Siberia** growth of C1 hydrocarbon reserves in 2002 was 72 mln tons of fuel equivalent, of which 58 mln tons was added to reserves of LUKOIL subsidiary Yamalneftegazdobycha at the Khalmerpayutinsk field.

In **Perm Oblast** recoverable C1 reserves of LUKOIL-Permneft grew by 1.6 mln tons, and recoverable C1 category reserves of LUKOIL-Perm grew by 7.3 mln tons thanks to exploratory drilling and seismic testing.

On the **Caspian Sea Shelf**, a fourth test well was drilled at the Khvalynsk field resulting in discovery of new gas condensate and oil deposits. A first exploration well at the Sarmatsk elevation discovered the fifth multi-layer oil and gas condensate field since the beginning of deep drilling on the Shelf. Growth of C1 hydrocarbon reserves at the Severny licensing sector was 91.5 mln tons fuel equivalent, including 82 bcm of natural gas.



Left to right: D. Cheloyants, R. Maganov, S. Rakhmetov, A. Novikov

International Projects

On January 1, 2003 total ABC1 and C2 recoverable hydrocarbon reserves of LUKOIL's foreign projects were 153 mln tons of oil, 36.8 mln tons of condensate and 157.5 bcm of natural gas. Potential reserves from new projects were approximately 400 mln tons.

Future reserve additions abroad will come from projects that are already at the development stage and from new projects located primarily in the Caspian region, the Middle East and Northern Africa.

Spending on international exploration work in 2002 was $7.4 mln. Main international projects were as follows:

WEEM (West Esh el-Malahha) and Meleiha, Egypt. 12,754 meters of exploration wells were drilled in 2002 in Egypt (4,609 for the WEEM project and 8,145 for the Meleiha project). Three wells, two of which were productive, were drilled as part of the WEEM project. Additional analysis of seismic testing data and an estimate of reserves were also completed. Exploration drilling gave reserve growth of 3.1 mln tons.

D-222 (Yalama), Azerbaijan. Field work for analysis of the region where the first exploration well is to be drilled has been completed, and data are now being processed. A reinterpretation of previous 2D and 3D seismic test results has been completed. A more accurate structural map of the deposit has increased current estimates of potential reserves from 35 to 153 mln tons.

Condor, Columbia. In July 2002, LUKOIL signed a contract with the Columbian company Ecopetrol, specifying that LUKOIL would carry out geological exploration work. Geological and geophysical materials have been collected and a program of geological exploration has been devised. LUKOIL has sub-contracted 3D seismic exploration work on a territory of 100 square kilometers. Early estimates suggest that potential oil reserves are around 73 mln tons.

Kungradsky Block, Uzbekistan. This 3,700 square kilometer block is located in the southern Aral region. Four test wells were drilled and two local elevations were revealed (Kungradskoye and Shege) with total estimated potential hydrocarbon reserves of 78 bcm of natural gas and 3 mln tons of gas condensate. This exploratory work by LUKOIL was envisaged by its commitment to the 'Uzbekistan' project, which includes starting development of the Khauzak, Shady field, and Kandymskaya group of fields.

Restructuring the Exploration and Production Sector

LUKOIL's strategic goals in restructuring of its production business are the creation of five or six major production centers and reduction of production-related operating expenses and capital expenditure.

Principles of consolidation:

- Control of production assets
- Consolidation of production assets under one holding company with management functions
- Optimizing expenditures, reduction of selling, general and administrative costs
- Acquisition of assets with a rapid rate of production growth
- Divestiture of non-core assets

Addition to LUKOIL of three Russian production companies (Nakhodkaneftegaz, Tugra-Neft and UralOil) in 2002 increased the company's ABC_1 recoverable reserves by 194.6 mln tons of fuel equivalent, and by 106.7 mln tons of fuel equivalent of provisionally estimated C_1 reserves.

Acquisition of Reserves (mln tons of fuel equivalent)


200
150
100
50
0
ABC1
C2
Oil
Gas

Consolidation of LUKOIL's exploration and hydrocarbon production facilities continued in 2002.

Restructuring the Exploration and Production Sector in Russia

In **Perm Oblast**, a number of production companies (Kama-Neft, Russian Fuel Company, Vishersk Oil and Gas Production Company, and Maikorskoye) were annexed to LUKOIL-Perm. The share of LUKOIL-Perm in Permteks was increased to 100%.

LUKOIL-Perm divested all of its service enterprises including Technical Service Centre, Technical Transport Management, SMU-1 Construction Company, Permglavneftesnab, Permtorgservis, Permlessvyaz, Flek, and the Chaika and Vita sanatoria (all located in Perm Oblast).

In the **Komi Republic**, the number of legal entities and other organizations included in LUKOIL-Komi was reduced from 87 to 35 through mergers, acquisitions and sales. Of the 52 legal entities eliminated, 43 were non-core businesses of LUKOIL-Komi in transport, financial, service, trade and other sectors. In addition, 15 licenses belonging to Nobel Oil and Komi-TEK were transferred to LUKOIL-Komi.

In the **Volga Region**, the core oil production business of LUKOIL-Nizhnevolzhkneft was strengthened by annexation of several companies with production licenses: LUKOIL-Astrakhanmorneft, LUKOIL-Saratovneftedobycha, Geo-As, and LUKOIL-Astrakhanmorneftegaz.

LUKOIL began restructuring of its drilling assets in 2002. The program for restructuring of LUKOIL's largest drilling assets, LUKOIL-Drilling, envisages:

¤ Divestiture of non-core divisions.

¤ The sale of a stake in LUKOIL-Drilling to a foreign investor.

Sale of a stake in LUKOIL-Drilling should increase its value by:

¤ Increasing efficiency and profitability of oil production.

¤ Cutting costs.

¤ Creating a competitive environment in the drilling and service sectors.

¤ Integration of new technologies and attraction of top-quality specialists.

¤ Long-term cooperation with international drilling and service companies, which will help to meet LUKOIL's needs in both of these areas.

¤ An injection of financial resources from sale of the stake.

A total 1,138 low-production and high-cost wells (approximately 4% of all operating wells) were decommissioned in 2002, reducing production costs from $2.74/barrel in 2001 to $2.60/barrel in 2002.


Share of Idle Wells
20%
15%
10%
16.1%
16.5%
17.5%
18.0%
19.2%
1.01.02 1.04.02 1.07.02 1.10.02 1.01.03


Lifting Costs (USD/bbl)
3.0
2.9
2.8
2.7
2.6
2.5
2.4
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002


Gains from Cost Reduction in 2002 (mln USD)
50
40
30
20
10
0
Q1
Q2
Q3
Q4

Restructuring the Exploration and Production Sector in International Projects

In December 2002, LUKOIL agreed to sell its 10% stake in the Azeri-Chirag-Gyuneshli project to Japan's Inpex Corporation for $1.375 bln as part of the company's asset optimization program. LUKOIL is also considering reduction of its share in other projects, in which the company does not have the role of project operator. Resources from sale of these assets will be directed to high-efficiency projects that represent LUKOIL's core business profile both at home and abroad, including privatization projects.

The Azeri-Chirag-Gyuneshli Project

Project Participants: BP (project operator, 34.14%), Unocal (10.28%), SOCAR (10%), LUKOIL (10%), Statoil (8.56%), Exxon Mobil (8%), Turkish Petroleum (6.75%), Devon Energy (5.63%), Itochu (3.92%), Delta Hess Khazar (2.72%).

The project operator, the Azerbaijan International Operating Company (AIOC), estimated in 2002 that the project's recoverable oil reserves had increased by more than 700 mln barrels (from 4,645 mln to 5,410 mln barrels) during the agreement period.

On 1 January, 2003 Miller and Lents estimated the Azeri-Chirag-Gyuneshli project PSA proven reserves at 785 mln barrels of oil.

LUKOIL's share of oil reserves in the Azeri-Chirag-Gyuneshli project was 78.5 mln barrels of proven reserves, 32.0 mln barrels of possible reserves, and 35.4 mln barrels of probable reserves.


Sales Price of Reserves (USD/bbl)
8
6
4
2
0
6.16
3.7
3.6
2.4
LUKOIL's sale of its 10% share in Azeri-Chirag-Gyuneshli to Inpex (2002)
Ramco's sale of a 2.08% share in Azeri-Chirag-Gyuneshli to Amerada Hess (2001)
Ramco's sale of a 0.8% share in Azeri-Chirag-Gyuneshli to Devon Energy (2000)
Kazakhstan's sale of a 5% share in the Tengiz project to Chevron (2000)

Field Development and Production

Russia

Capital expenditures in oil production in 2002 was $1,411 mln, of which $384 mln was spent in Timan-Pechora and Caspian regions.

LUKOIL produced 79.8 mln tons of oil[1] in 2002, up 2% from 2001. Company subsidiaries produced 71.3 mln tons (against 68.2 mln tons in 2001) and LUKOIL's share in the oil produced by affiliated companies was 5.7 mln tons.

LUKOIL produced 76.9 mln tons of oil inside Russia, accounting for 20.3% of total Russian production for the year.

On 1 January, 2002 LUKOIL had 368 fields on its


Oil Production (mln tons)
80
60
40
20
0
2000
2001
2002
Russian Production
Production Abroad

balance sheet, including 269 under development, 67 under exploration, 31 prepared for production activities and 1 temporarily closed. By 1 January, 2003 the number of fields under development had risen to 291, including new acquisitions. Production was launched at 10 new fields in 2002.

[1] Production in Russia and abroad, including all subsidiaries and affiliated companies.



The company completed 1.358 mln meters of production drilling and built 640 new wells in 2002. The company had 28,100 operational wells as of 1 January, 2003, of which 5,400 (19.2%) were idle.


Production Drilling (thousand m)
2,500
2,000
1,500
1,000
500
0
2000
2001
2002


New Wells by Region
Western Siberia 65%
Timan-Pechora 15%
Urals 12%
Volga Region 1%
Caspian 0%
Other Regions 7%

Measures taken in 2002 made it possible to curb growth in watercut and reduce pumping of water. LUKOIL-Western Siberia, which accounted for 62% of company production in 2002, reduced pumping and production of water by more than 50,000 tons per day by closure of water-bearing, unprofitable wells and other measures. In addition, LUKOIL carried out 5,614 operations on wells to enhance production rates.


Watercut at LUKOIL fields in Western Siberia
81
80
79
01.02
04.02
08.02
12.02

Improved production techniques in 2002 reversed the decline in average well production rate for the first time in several years, increasing this indicator to 9.0 tons/day from 8.6 tons/day in 2001.


AAverage Well Production Rate (tons/day)
10.0
9.5
9.0
8.5
8.0
1999
2000
2001
2002

International Projects

In 2002 LUKOIL was involved in 11 international projects for exploration and production of hydrocarbons in Azerbaijan, Kazakhstan and Egypt. Six of these projects produced oil and gas condensate (Azeri-Chirag-Gyuneshli, Karachaganak, Tengiz, Kumkol, Meleiha and WEEM) and three of the projects produced natural gas (Karachaganak, Tengiz and Kumkol). LUKOIL's share of oil and gas condensate from these projects was 2.9 mln tons (around 3.6% of total company production in 2002), up 31% from the 2001 figure. LUKOIL's share of the natural gas produced by these projects was 0.84 bcm, up 25% from 2001. 55 new wells were drilled in foreign oil and gas developments involving LUKOIL through 176,600 meters of rock in 2002.

Average production cost of LUKOIL's international projects in 2002 was $1.43 per barrel of oil equivalent.



Project	LUKOIL project share	Events in 2002
Azerbaijan		
Zykh-Govsany	50.0%	LUKOIL is the operator of this project, and carried out work in 2002 to prepare production wells for rehabilitation.
Azeri-Chirag-Gyuneshli	10.0%	LUKOIL's share in oil production was 551,400 tons. As of 1 January, 2003, the project had 28 oil wells and 74 gas wells, 17 and 40 of which were idle, respectively. In December 2002, LUKOIL agreed to sell its share in the Azeri-Chirag-Gyuneshli project to Japan's Inpex Corporation. The sale price (subject to particular conditions) was $1.375 bln.

Project	LUKOIL project share	2002 events
Shakh-Deniz	5.0%	A pilot well was drilled and detailed project-planning work completed for the first well on the TPG 500 installation platform. Tender participants for the contract to build the TPG 500 platform was evaluated, and tenders for the laying of pipeline and equipment installation carried out. In Azerbaijan, the first stage of the pipeline land allocation program was officially completed.
D-222 (Yalama)	60.0% %(increased to 80% at the beginning of 2003)	A tender for drilling of the first exploration well was announced. Tender materials were sent out to interested parties on 3 December, 2002.
Kazakhstan		
Karachaganak	15.0%	LUKOIL's share of oil and gas condensate at the field was 720,000 tons; its share of natural gas was 676 mcm. The project had 130 wells as of 1 January, 2003, of which 56 were active. Workovers was completed on 41 wells and seven wells were deepened (two injection wells and five production wells).
Kumkol	50.0%	LUKOIL's share of production was 1.1 mln tons of oil and 7.5 mcm of associated gas. The project has 189 oil wells, of which 176 are active, 1 idle and 13 under development. Average production rate of a new well was 47 tons/day, 26 wells were transferred to a mechanized work regime, 63,400 meters of production drilling were completed in 2002.
Tengiz	2.7%	LUKOIL's share of production at the Tengiz and Korolevsk fields in 2002 was 355,000 tons oil and 155 mcm of associated gas. A total 44,300 meters of production drilling were completed. As of 1 January, 2003 the project had 61 wells including 12 idle wells.
Egypt		
Meleiha	12.0%	LUKOIL's share of production was 45,000 tons, and 8,150 meters of production drilling were completed in 2002. The project has 81 wells including 26 idle wells.
WEEM	50.0%	LUKOIL's share of production was 170,200 tons, and 5,280 meters of production drilling were completed in 2002. The project has 16 wells, including one idle well. Average production rate of a new well was 223 tons/day.
Columbia		
Condor Block	70.0%	Geological and geophysical data were collected.
Iraq		
Western Kurnah	68.5%	The project was frozen due to UN sanctions against Iraq.

Gas Field Development and Production

Development of gas business is an important part of LUKOIL's strategy, as demonstrated by two reports produced by the company in 2002: The Concept of Development of LUKOIL's Gas-Energy Business, and Investment Program for Construction of Gas Collection Facilities in 2002-2005.

The company produced 5.14 bcm of gas in 2002, including 3.95 bcm of associated gas and 1.19 bcm of natural gas. The overall output figure represents a rise of 72.9 mcm (6.6%) from 2001. LUKOIL delivered 3.14 bcm of gas to users in 2002, and the largest part of gas deliveries were supplied to oil and gas production associations in the Western Siberian region (42.5% of total supply).

In Russia LUKOIL produced 4.3 bcm of gas in 2002, including 3.79 bcm of associated gas and 0.51 bcm of natural gas. International gas production was 0.84 bcm, including 0.16 bcm of associated gas and 0.68 bcm of natural gas. The company has 253 gas wells, of which 76 are idle.


Gas Production (bcm)
6
5
4
3
2
1
0
2000
2001
2002
in Russia
Abroad

In November 2002, LUKOIL signed a strategic partnership agreement with Gazprom for 2002-2005. The agreement envisages various forms of cooperation for transport of LUKOIL's natural and associated gas through the Gazprom system.

The strategic partnership also envisages joint oil and gas exploration and development projects in the Yamalo-Nenetsk Autonomous Okrug, the Nenetsk Autonomous Okrug and in the Russian sector of the Caspian, specifying joint participation in contests and auctions for the right to use natural resources in these regions. Development of partnership in sea transport of oil and gas condensate from the Nenetsk and Yamalo-Nenetsk Autonomous Okrug is also anticipated.

The companies agreed to support relations between their subsidiaries, coordinating utilization of production throughput capacity, refining and sales.

The Mortymya-Teterevsk vacuum compressor station was brought into operation in 2002, and gas deliveries were organized to meet the needs of the city of Uray. This made it possible to end uneconomical deliveries of gas to the Krasnoleninsk Gas Processing Plant (the deliveries were uneconomical because LUKOIL could not make use of the processed gas).



SUPPLY & TRANSPORTATION



Oil Supply

In 2002, LUKOIL supplied 79.3 mln tons of oil to users (exclusive of international projects), of which 76.9 mln tons were its own oil. The company delivered 33.9 mln tons of oil to its own refineries (15% more than in 2001) and 9.5 mln tons to other refineries (39% less than in 2001). Other deliveries of oil within Russia were 0.2 mln tons. Export oil was 34.2 mln tons (a 4% increase from 2001), and 8.7 mln tons of oil were delivered to LUKOIL refineries and other refineries abroad, including 7.2 mln tons of the company's own oil.

LUKOIL refineries in Bulgaria, Romania and Ukraine took 5.9 mln tons of total crude export volumes, and the company's refineries abroad purchased 1.4 mln tons of oil from other producers.

Users were mainly supplied via the Transneft trunk pipeline system (92% of oil supplied).

Oil Distribution in 2002 (mln tons)

Oil Supply to Users	79.3
Supplied within Russia	43.6
To refineries	***43.4***
To LUKOIL refineries	***33.9***
Export	34.2
Non-CIS	***28.8***
Oil Purchased Abroad	1.5

LUKOIL Crude Oil Exports (mln tons)


35
30
25
20
2000
2001
2002

LUKOIL Crude Oil Export Structure


Abroad
Kazakh Refineries
Belorussian Refineries
Ukrainian Refineries

Means of Crude Oil Supply / Delivery


Transneft System
Rail Transport
Sea and River Transport

Oil Transportation

The company continued its involvement in pipeline projects in 2002, including development of the Timan-Pechora transportation system. Reconstruction of oil collection and processing systems was begun along the Kharyaga-Usa pipeline, which connects the Kharyaginsk field to the Kharyaga-Usinsk pipeline. The goal of the reconstruction is an increase in throughput capacity from 10 to 13 mln tons per year. Renovation of LUKOIL-Komi's processing and transport systems is due for completion at the end of 2003.

Over 11 mln tons of export oil was routed through the Caspian Pipeline Consortium (CPC) pipeline system in 2002 by CPC project participants, and an engineering survey was commenced with the purpose of increasing CPC capacity.

Plans are being developed for a pipeline to connect the Korobkovsky oil treatment center, the Volgograd Refinery and the CPC in order to deliver light crude from the lower Volga region to refineries and for export. The project has been presented to administrations in Volgograd and Astrakhan Oblasts.


ЛУКОЙЛ

In 2002, oil shipments from the Timan-Pechora oil province continued year-round from the Varandei shipping terminal to Rotterdam, using Arctic tankers. Construction of a stationary shipping terminal is planned at Varandei in order to accommodate increasing volumes, and plans for the construction project have been submitted to required Russian government experts.

LUKOIL, YUKOS, Sibneft, TNK, and Surgutneftegaz signed a Memorandum of Mutual Understanding in November 2002, stating their intent to create a pipeline system for transport of oil through a bulk-oil terminal in Murmansk region in order to accommodate growing oil export volumes from Western Siberia and Timan-Pechora.

The company continued to develop its tanker fleet. The 'Saratov' and the 'Usinsk', both reinforced, ice-class tankers, were launched in 2002. Construction of a second series of five river-sea tankers is under way at the Volgograd Shipbuilding Factory and three such tankers — the 'Inta', the 'Tambei', and the 'Pokachi' — were launched in 2002.

In 2002, LUKOIL transported 0.6 mln tons of oil and 2.5 mln tons of petroleum products using its own tankers.



Transportation of Petroleum products

The initial stage of the **Perm-Andreyevka trunk pipeline**, connecting the Perm Refinery (LUKOIL-Permnefteorgsintez) to the Transnefteprodukt system, was brought on line in 2002. This is the first private petroleum product pipeline to be linked to the state-owned system. The first section is 335.3 kilometers long and has throughput capacity of 2.4 mln tons of petroleum products per year. Its cost was over $95 mln with a seven-year payback period.

The Perm-Andreyevka petroleum product pipeline will facilitate supplies from LUKOIL-Permnefteorgsintez to the southern portion of Perm Oblast, the regions of Udmurtiya and Bashkiria and other adjoining regions. The pipeline will also facilitate exports and create new jobs in these mainly rural regions.

The pipeline includes a main pumping station at Perm, the pipeline itself, underwater connectors, metered junctions (to measure passage of petroleum product), and automatic loading stations. Emergency recovery posts are spaced along the pipeline with special equipment for localizing and liquidating spills. The pipeline is fitted with Honeywell automated telemechanical systems, providing maximum levels of ecological security.

Construction work on the **Vysotsk Export Terminal** began in June 2002. The terminal will receive petroleum products shipped in by rail (heavy fuel oil, ecologically friendly diesel fuel, gasoline and motor oils) with capacity for 10.7 mln tons of petroleum products per year. The Vysotsk Terminal will enable LUKOIL to significantly increase product deliveries to Europe and the USA, as well as improving its system of transport and storage for petroleum products. The first loading complex, with capacity of 2.5 mln tons, should start to operate in Q4 2003.

LUKOIL is also building an **Astrakhan Terminal**, which should be able to take up to 8 mln tons of petroleum products per year. The Astrakhan Terminal may also be used for transport of crude oil. In its initial stages the Terminal will be able to take throughput volumes of around 1.1 mln tons of light petroleum products, with potential to increase capacity to 5.2 mln tons and later to 8 mln tons.

Petroleum products will be delivered to the Terminal year round by ship. Oil will be delivered using river-sea tankers and rail transport.

Construction of the bulk-oil complex at Astrakhan will be completed between 2003 and 2005. Two oil loading racks, a pumping station and a boiler installation will be built. At present work is being completed on a 17-kilometer railway line between Trusovo and the oil storage facilities, linking them to the Volga region rail system.



REFINING, PETROCHEMICALS & MARKETING



Oil Refining

LUKOIL owns significant oil refining capacity both in Russia and abroad. The company's Russian refineries (Volgograd Refinery, Permnefteorgsintez, Nizhegorodnefteorgsintez, and the Ukhta Refinery) can refine 40.4 mln tons of oil per year, representing 16% of total Russian refining capacity. LUKOIL's refineries abroad have combined capacity of 17.8 mln tons per year. The company's foreign refineries are LUKOIL-Odessa Refinery (Odessa, Ukraine), LUKOIL-Neftokhim Burgas (Burgas, Bulgaria), and Petrotel-LUKOIL (Ploesti, Romania).

In 2002, LUKOIL refined 44.9 mln tons of oil at its own and third-party refineries. Capacity utilization rate at LUKOIL's Russian refineries was increased as part of the company's restructuring program, and 33.9 mln tons of oil (15% more than in 2001) were refined. This created $355 mln extra income from sale of petroleum products, and made it possible for LUKOIL to reduce the amount of crude oil sold on the domestic market.

The company's refineries abroad processed 7.7 mln tons of crude, which is 10% less than in 2001. The lower volumes are mainly due to temporary closure of LUKOIL's Romanian refinery (Petrotel-LUKOIL) for modernization as part of the company's restructuring program. The modernization will equip the refinery for production of Euro-3 and Euro-4 standard petroleum products.

Production of high-octane gasoline at LUKOIL refineries rose by 16.9% in 2002 thanks to modernization, and the share of high-octane gasoline in total automotive fuel produced was 50.6% (2% higher than in 2001). The share of high-octane gasoline in total automotive fuel produced at LUKOIL's foreign refineries rose from 88.6% to 94.1%. *Production of packaged* motor oils grew by 5.3% compared with 2001.

LUKOIL refined 41.6 mln tons of oil at its own refineries, including 33.9 mln tons at its Russian refineries (18% of total oil refined in Russia). Increased share of processing by Russian plants contributed to capacity optimization.


LUKOIL Refineries Throughput (mln tons)
50
40
30
20
10
0
2001
2002
Domestic refineries
Refineries abroad


Refinery Utilisation Rate (%)
Volgograd Refinery
Permnefteorgsintez
Ukhta Refinery
Nizhegorodnefteorgsintez
0
20
40
60
80
100



Left to right: A. Smirnov, Y. Storozhev, D. Tarasov, V. Zhuravleva, V. Rakitsky

LUKOIL Refining Capacity

Refinery	Capacity (mln tons/year)	Nelson Complexity Facor	Refinery throughput in 2002 (mln tons)
Permnefteorgsintez	12.1	5.4	11.1
Volgograd Refinery	9.9	3.9	8.4
Ukhta Refinery	3.7	1.8	3.6
Nizhegorodnefteorgsintez	15.0	3.6	10.6
Mini-Refineries in Uray and Kogalym			0.2
Subtotal for Russian Refineries	**40.7**	**3.7**	**33.9**
Odessa Refinery (Ukraine)	3.6	3.0	2.5
Petrotel-LUKoil (Romania)	3.5	5.7	–
LUKoil-Neftokhim Burgas (Bulgaria)	10.7	7.1	5.2
Subtotal for Refineries Abroad	**17.8**	**5.3**	**7.7***
Total	**58.5**		**41.6**

* Including 400 thousand tons of fuel oil from the Odessa Refinery refined in Burgas

Production of Basic Petroleum Products at LUKOIL's Russian Refineries

Petroleum product name	Production of petroleum product (mln tons)		LUKOIL's share in overall Russian production
	LUKOIL's Russian Refineries	All Russian Refineries	
Gasoline	4.4	27.3	15.9
Jet fuel	1.6	6.7	23.9
Diesel fuel	9.8	49.6	19.8
Fuel and heating oil	9.2	46.9	19.6
Bitumen	1.2	4.1	28.4
Coke	0.5	1.0	43.6
Oil	1.1	2.5	42.0


ЛУК ОЙЛ

LUKOIL carried out $260 mln capital investment in 2002 for integration of new technologies, modernization and production expansion at its refineries.

Licensed hydrode-waxing technology, developed by Chevron, was installed at the Volgograd Refinery, enabling the first production in Russia of high-index isoparaffin-based (group III) oils, which are the basic component of high-grade motor oils.

The atmospheric distillation unit AVT-5 at the Nizhegorodnefteorgsintez Refinery was repaired, increasing crude oil refining capacity. Construction of a T-star hydrocracking complex continued at the Perm refinery.

The company's refineries outside Russia pursued a process of integration: the Odessa Refinery and the Burgas Refinery are increasigly run as an integrated operation.

LUKOIL is continuing efforts to raise quality and competitiveness of its products. The international standards body BVQI (Bureau Veritas Quality International) has certified LUKOIL's foreign refineries as meeting ISO 9001:2000 standards for quality management.

Natural Gas Processing

Refining of gas is a vital step toward increasing the utilization of gas produced. In 2002, the company acquired the Lokosovsk Gas Processing Plant, enabling increase of gas refining from 2.3 bcm in 2001 to 2.7 bcm in 2002. LUKOIL delivered 2.7 bcm of gas to in 2002, of which 2.1 bcm went to the company's own processing plants.


Refining of Associated Gas at LUKOIL's Gas Processing Plants (mcm)
okosovsk Processing Plant
Permneftegazpererabotka
obkovsk Processing Plant
Usinsk Processing Plant
0
200
400
600
800
1000

LUKOIL produced 400,400 tons of liquid natural gas via processing, and the Lokosovsk Processing Plant produced 292,900 tons of natural gas plant liquids in 2002. A portion of gas production also goes to Permnefegazpererabotka, a processing facility in Perm, increasing capacity usage of this business unit and providing additional output of liquid production.

Production of liquid hydrocarbons (stable gasoline and isopentane) was 126,400 tons and refinery gas output was 1.3 bcm.


Utilisation Rate of LUKOIL's Gas Processing Plants (%)
okosovsk Processing Plant
Permneftegazpererabotka
obkovsk Processing Plant
Usinsk Processing Plant
0
20
40
60
80
100

Petrochemicals

LUKOIL petrochemical plants (Stavrolen, Saratovorgsintez and LUKOR) refined 1.99 mln tons of crude oil in 2002 (24% more than in 2001), working at 74.3% of capacity (57% in 2001).

Output of polyethelene, the principle product in the petrochemical and refining sector, was 431,600 tons, representing 17% increase from 2001 levels. Exports of petrochemicals were 70.5% of total production.

Petrochemical units increased their integration with the rest of the company: 78.4% of raw materials for petrochemical production were produced by LUKOIL itself, compared with 70.7% in 2001, enabling reduction of purchase costs.

LUKOIL invested $15 mln in re-equipment and modernization of its petrochemical business in 2002.

Petroleum Products Supply

LUKOIL delivered 35.5 mln tons of petroleum products in 2002, or 99% of the volume in 2001. Of this amount, 21.3 mln tons were supplied to Russian users (down 15% from 2001 levels) while export was 14.2 mln tons. Supply by refineries abroad was 6.9 mln tons.

The structure of oil product sales on the domestic market changed in 2002, with an increase in automotive gasoline sales and a significant decrease in heating oil sales.


Change in the Structure of Oil Product Supply
Gasoline
Diesel Fuel
Heating Oil
Other
2001
2002

In domestic supplies there was a significant increase in the share of products supplied to the company's own distributors. This share rose by 50% compared with 2001, to 9.1 mln tons.

Petroleum products are delivered by rail, river and pipeline. LUKOIL's subsidiary, LUKOIL-Trans, carried 12.3 mln tons of petroleum products by rail in 2002 (41% more than in 2001) using its own rolling stock

Petroleum Products Exports

LUKOIL exported 14.2 mln tons of petroleum products from Russia in 2002, representing a 32% increase from 2001.


Export of Petroleum Products (mln tons)
15
13
11
9
7
5
2000
2001
2002

Increased exports of petroleum products are largely due to production at the Nizhegorodnefteorgsintez Refinery, which has made it possible to reduce specific commercial costs across the entire company. Construction of a petroleum product terminal at Vysotsk on the Gulf of Finland, which began last year, is intended to redirect export deliveries from high-cost routes through the Baltic republics to more cost-efficient routes via Russian ports. Capacity of the first loading complex at Vysotsk will be 2.5 mln tons per year, and ultimate capacity of the complex will be 4.3 mln tons/year. Construction of the terminal will facilitate maximum profitability whilst allowing for fluctuations in the volume of oil refined at Russian refineries, exported by rail, and sold on the domestic market


Export of Petroleum Products by Transport Type
Railway
Pipeline
Sea and river

Export supplies of motor oils increased in 2002 to 388,200 tons, representing 41% growth from 2001.


Export of Motor Oils (thousand tons)
500
400
300
200
100
0
1999
2000
2001
2002

Export of packaged motor oils rose to 8,980 tons in 2002, up 6.5 times from 2001.

Petroleum Products Marketing

LUKOIL's sales network covers 58 regions in Russia, the CIS, the Baltic countries, Europe and the USA. It consists of 263 tank farms and 4,076 filling stations, including 215 tank farms and 1,691 filling stations in Russia (including franchises), and 48 tank farms and 2,385 filling stations (including leases) in Europe and the USA.


Distribution of LUKOIL filling stations by region
Russia
Europe
Baltic Countries
CIS
USA

Sales of petroleum products through the retail network in 2002 were 5.8 mln tons (2% more than in 2001), of which 2.4 mln tons in Russia, 0.9 mln tons in Europe, and 2.4 mln tons in the USA.

Russian petroleum product distributors showed 20% growth in sales through the LUKOIL retail/filling station network compared with 2001.




АЗС
98
95 9-10
92 8-10
80 7-00
7-10
ЛУКОЙЛ


ЛУКОЙЛ

All told, the company's sales structures sold 25.8 mln tons of petroleum products including 13.6 mln tons in Russia, 9.2 mln tons in Europe, and 3.0 mln tons in the USA.

Restructuring of the company's domestic petroleum product sales sector was completed in 2002. This involved creation of 13 regional petroleum product distributors in 50 Russian regions. LUKOIL incorporated 16 of its previous regional sales companies into the new structure, while the remaining 15 were closed or sold. Capital expenditures to the marketing sector amounted to $553 mln in 2002.

Closure of tank farms was continued (18 were eliminated inside Russia). Organizational structure of remaining facilities was streamlined, and cost of internal transport was reduced.

Work is continuing on development of the LICard purchase system, and introduction of internationally recognized payment (credit and debit) cards. The number of filling stations equipped with LICard rose to 1096 in 2002 (39% growth from 2001). The number of LICards in circulation was 105,900, up 40% from 2001. Card sales of petroleum products rose to 247,000 tons, representing a 45% increase from 2001.

ENERGY EFFICIENCY IN THE PRODUCTION & REFINING SECTORS



Energy saving and increased energy efficiency is a key aspect of LUKOIL's drive to reduce costs and boost overall efficiency of the company. Energy use reviews at subsidiary companies are an important way of locating potential for savings, and LUKOIL has developed and adapted norms and methodology for energy auditing that are specially designed for the company's business structure. Technical equipment, and optimal analysis and inspection techniques allow location and explanation of inefficient fuel/energy use so that energy-saving solutions can be implemented.

Such energy reviews, along with strict regulation of fuel and energy use, and setting of targets for increased efficiency, have helped LUKOIL to break a trend toward increasing energy consumption. Since Q3 2002, a system for regulating fuel and energy use has been in place at the company's subsidiary enterprises, allowing reduction of energy use in oil refining by 9.3% in 2002 compared with 2001. Reduced expenditure of thermal energy (the most expensive type of energy) in oil-refining was particularly important. The absolute amount of thermal energy used in the refining process decreased by 6.3% in 2002 despite increase in volumes of oil refined. LUKOIL also began to generate more of its own thermal energy, mainly by harnessing heat created by operations at its installations. Thermal energy purchases were reduced by 8.3%.

Energy usage in oil production was reduced to 58.0 kg of fuel equivalent/ton (down from 59.1 in 2001), mainly through intensification of oil production at wells and implementation of strict controls over systems for flooding reservoirs to maintain pressure levels.

Efficiency of LUKOIL's energy-saving policies is supported by a unique system of regulations and methods for analysis of energy use. The company has developed a method for measuring specific regulated fuel and energy usages, including an automated program/technical package for monitoring of the oil-production and (primary) refining sectors. This work will be intensified, and development of principles and program support for regulation of fuel/energy resources at the company's petroleum product distributors will also be extremely important.



Overall energy savings in 2002 thanks to LUKOIL's program were 220.7 mln kilowatt hours (electricity), 256.4/Gcal (thermal energy), and 9,477.5 tons of fuel equivalent (heating fuel). Resulting financial savings in 2002 were $7 mln.



CARING FOR THE ENVIRONMENT, HEALTH & SAFETY


ЛУКОЙЛ

LUKOIL acknowledges its responsibility to ensure safety, protect the environment and make wise use of natural resources. The company gives priority to safe working conditions for employees, health of personnel and local populations living near LUKOIL projects, and environmental conservation.

In 2002, the LUKOIL Board approved company policy on industrial safety, employee welfare and the environment. The following goals were set:

¤ Constant improvement of industrial safety and employee welfare conditions, and efforts to preserve the environment, along with company controls to measure progress in these areas.

¤ Rational use of natural resources involved in production or adjacent to areas where the company is pursuing activities.

¤ Achievement of industrial and ecological safety levels appropriate to contemporary standards of development in science, technology and society.

¤ Increased industrial and ecological safety at company production sites, reduction of damage to the environment through increased equipment reliability, and support of a safe and emergency-free working environment.

¤ Creation of an effective company procedure for preparation and implementation of safety, employee welfare and environmental programs, assisting rapid discovery and solution of key issues facing LUKOIL in the spheres of industrial and environmental safety.

¤ Stabilization and eventual reduction of outputs of toxins, pollutants, and other waste accompanying increase of production volumes, by use of the latest technologies, equipment and materials and by increase in the level of automated management control.

¤ Reduction of impact on the environment at new sites through improved pre-project and project documentation, including improved expertise on questions relating to the environment and industrial safety.

¤ Reduction of impact on the environment at new sites through improved pre-project and project documentation, including improved expertise on questions relating to the environment and industrial safety.

LUKOIL activities and the activities of its subsidiaries in 2002 fully complied with requirements of Russian law on industrial safety, employee welfare and environmental protection.



LUKOIL has traditionally been a leader amongst Russian companies in terms of industrial safety and environmental protection. In December 2002 LUKOIL was named winner of the 'Best Russian Businesses' competition, organized by the Russian Chamber of Commerce and Industry and the Russian Union of Industrialists and Entrepreneurs. LUKOIL was also awarded a special prize 'For highest achievement in ecological policy and quality of operations.'

The company's environmental protection and industrial safety policies are laid out in its 'Environmental Protection Management System' and 'System for the Management of Industrial Safety and Employee Welfare.' The first audit of these systems was performed in January 2002, and results confirm that LUKOIL is indeed working according to the standards, at which it has been certified (ISO 14001 and OHSAS 18001).

In 2002, the company began a program to certify its subsidiaries according to international standards for: quality control (ISO-9000 series), environmental protection (ISO-14000 series) and industrial safety and employee welfare (OHSAS 18000). This certification is due to be completed by 2007. LUKOIL-Permneft and LUKOIL-Permnefteorgsintez were certified in December 2002





BVQI

QUALITY ENVIRONMENT

Declaration of Approval

Awarded to

JSC LUKOIL
MOSCOW
RUSSIA

Bureau Veritas Quality International certify that the Management System of the above operator has been assessed and found to be in accordance with the requirements of the environmental standards and operational scope detailed below

ENVIRONMENTAL STANDARDS

ISO 14001:1996

OPERATIONAL SCOPE

MANAGEMENT AND SUPERVISION OF SUBSIDIARIES ENGAGED IN OIL PRODUCTION, REFINING AND SALES

Subject to the continued satisfactory implementation of the operator's Management System, this Certificate is valid for a period of three years from:

12 January 2001

15 January 2001
Date of Final Validation
Declaration No. 77549/B

UKAS ENVIRONMENTAL MANAGEMENT 008

Authorised signatory for Bureau Veritas Quality International

SF06/EMAS (04/97)



BVQI

Certificate of Approval

Awarded to

JSC LUKOIL
MOSCOW
RUSSIA

Bureau Veritas Quality International certify that the Occupational Health and Safety Management System of the above supplier has been assessed and found to be in accordance with the requirements of the standards detailed below

STANDARD

OHSAS 18001:1999

SCOPE OF SUPPLY

MANAGEMENT AND SUPERVISION OF SUBSIDIARIES ENGAGED IN OIL PRODUCTION, REFINING AND SALES

Original approval date: 12 January 2001

Subject to the continued satisfactory operation of the supplier's Management System, this Certificate is valid for a period of three years from:

12 January 2001

Date: 15 January 2001

SAFETY

For Bureau Veritas Quality International

Certificate No: 77549/A

Many of the environmental measures, carried out by LUKOIL subsidiaries last year, were connected with the company's environmental program for 2000-2003. Action was also taken as part of Komineft's five-year program to clean up polluted landblocks and avoid crude oil leakages, and as part of an ongoing environmental program in Timan-Pechora

LUKOIL spent $170 mln for environmental purposes in 2002, of which $40 mln on construction of installations.

LUKOIL's project to develop the Kravtsovskoye offshore field (D-6) in the Baltic won environmental approval in 2002. The company is also carrying out successful environmental maintenance of the project to construct an export terminal at Vysotsk in Leningrad Oblast.

In the first half of 2002 KPMG completed a full-scale external ecological audit of LUKOIL to prepare the company for listing on the London Stock Exchange. The result of the audit was positive, contributing to full secondary listing of LUKOIL shares on the LSE.

LUKOIL spent $160 mln last year as part of its 2002-2005 program for industrial safety, employee welfare and avoidance of accidents.



DEVELOPMENT OPPORTUNITIES FOR PERSONNEL



The company pays special attention to professional training for its employees. Employee qualification is one of the most important factors influencing the company share price, so investment in employee training is as important as investment in other areas.

LUKOIL's HR policy aims to maintain the high professional level of its top management team and to integrate international experience into the company's corporate culture. These goals are met through a system of professional training for company employees at all levels, since lower-ranking employees are candidates for the company's top positions in the future.

By allocating significant resources to social programs and personnel programs, LUKOIL can support a high level of employee ability, strengthen its professional team and maintain its reputation as an employer of excellence on the external job market.

The key to development of staff potential is work with younger employees. The company hired more than 700 young specialists in 2002 and special attention was paid to work with educational institutions, including signing of a number of training agreements. A total 530 students and LUKOIL employees are currently studying at the Gubkin Russian State Oil and Gas University and at Perm, Ukhta and Tyumen Universities, assisted by commercial contracts with the company. LUKOIL has cooperated with the universities to select the best students, with whom internship and preliminary employment agreements have been signed.

Social Policy

The company's social policy seeks to increase work efficiency, promote the social welfare of employees and create stability in the company's work force. Good social policies attract qualified specialists, reduce staff turnover rates, strengthen team spirit and form the basis of a well-run business.

The basic tenets of LUKOIL's social policy, in use across all company subsidiaries, are laid out in LUKOIL's Social Code, which was approved in 2002. The Code supports basic labor rights and principles, international norms, and acting laws in Russia and other countries where LUKOIL has activities.


ЛУКОЙЛ

The Basic Provisions of LUKOIL's Social Policy are:

¤ Corporate insurance and social security.

¤ Voluntary medical insurance.

¤ Insurance for accidents in the workplace.

¤ Private pension provisions.

An agreement between the company and its employee union for the years 2003-2005 was approved in December 2002 on the basis of LUKOIL's Social Code.

This agreement represents significant improvements in guaranteed social and economic welfare of employees as compared to provisions in Russian legislation. In particular, it contains the following points:

¤ Benefits and other payments made, as per the 'Benefits, guarantees and compensation' section, will be determined based on the wage rate, and will be indexed together with wage rates and should reflect favorably on the social stability of the employee team.

¤ The percentage of relief paid is increased compared to the previous agreement (the increase is between 20% and 55 % for various cases).

¤ A housing program for employees of LUKOIL and organizations controlled by LUKOIL was announced. The program will help employees to solve their housing difficulties taking account of the financial resources of the organizations involved and specifics of the housing market in different regions.

LUKOIL also provides significant funds to supplement social payments from the government's Social Insurance Fund, as per the following articles:

¤ Employee refunds toward holiday, rest and recuperation expenses.

¤ Payments to support sport and health pursuits of employees.

¤ Social support for women and families with children.



Left to right: A. Yashchenko, A. Barkov, A. Moskalenko

The company spent $14 mln on social payments in 2002.

LUKOIL spent $24.5 mln on medical and health care in 2002, and made $13.8 mln worth of contributions to voluntary employee medical plans (1.6 times more than in 2001). In total, 65,263 company and subsidiary employees were taking advantage of LUKOIL's voluntary health coverage as of 31 December, 2002.

Pension Provisions

An integral portion of the company's social policy is its commitment to private pensions for employees.

LUKOIL and its subsidiaries granted 1,330 private pensions in 2002 and has granted a total of 5,226 pensions to date. Pensions were indexed to the rate of inflation during the accounting period.

PricewaterhouseCoopers completed an independent actuarial audit of the company's pension obligations in 2002.





CHARITY & SPONSORSHIP ACTIVITIES



Charity and sponsorship activities have become a significant part of corporate strategy for major companies, which have understood that operations for the benefit of shareholders cannot neglect the good of society as a whole. By helping to create the conditions for a flourishing society, a company is also laying the foundations for its own long-term success. Charitable activity is therefore a pillar of LUKOIL's social policy.

LUKOIL organizes and implements numerous charitable events and activities, based on the following principles:

¤ Provision of direct support to organizations and individuals.

¤ Systematization of long-term programs, in order to maximize their effectiveness.

¤ Openness and publicity, including information on every program.

LUKOIL's main charity programs are the following:

Support for Children's Homes and Schools. For many years, LUKOIL and its subsidiaries, together with the LUKOIL Charity Fund, have sponsored a number of orphanages in Western Siberia, in the cities of Kirov, Usinsk, Saratov, Syktyvkar, Arkhangelsk, St. Petersburg, Velikiy Ustyug, and Perm, and in Astrakhan, Volgograd, Kaliningrad and Nizhny Novgorod Oblasts. The objective of these programs is to give parentless children a place to live, help them to find professions and enable them to grow up with a sense of being important members of society.

As part of this program, LUKOIL supports the Katolikov Agricultural Internat (Orphanage) in Syktyvkar, and in the Volgograd Oblast the company has rebuilt orphanages in Zhirinovsk and Frolovo, as well as providing a a new building for the orphanage in Kotovo.

Every year children from orphanages in Uray, Ishim, Langepas, Kirov and Usinsk take a holiday on the Black Sea paid for by LUKOIL.

In Langepas, LUKOIL has provided the only rehabilitation center for handicapped children in Western Siberia, supplying the center with wheel chairs and medicine, and installing a computer-learning facility.

In 2002, LUKOIL gave 10 buses to schools in Leningrad Oblast, mostly as part of a program to support transport for educational institutions, which are far from urban centers.

For a number of years LUKOIL and a UNESCO have run a joint program called 'Every blind child gets a book as a gift', providing 'illustrated' books for blind children.

Keeping Cultural Heritage. The goal of this program is development of Russian culture, renewal of spirituality and preservation of national tradi-


ЛУКОЙЛ-ДЕТЯМ

tions. LUKOIL supports a number of leading museums including the Pushkin Museum of Fine Art, the Moscow Kremlin Museum, the Russian State Museum, the Vasnetskov Museum of Art (Kirov Oblast), the 'Maliye Korely' Arkhangelsk State Museum of Wooden Architecture and Folk Art, the Ukhta Regional Museum (of folklore, history and culture), and the Astrakhan Kremlin. LUKOIL is participating in a project to restore the atomic icebreaker 'Lenin' as a museum of the history and development of atomic-powered shipping in Russia.

LUKOIL has helped to finance the Tchaikovsky State Academic Symphony Orchestra, the Perm State Theatre of Opera and Ballet, the Berezka State Academic Ballet Ensemble, the Academic Choir of Russian Song, and the Kalinka National Dance Ensemble. LUKOIL has places on the Trustee Board of the Bolshoi Theater and the Tchaikovsky Conservatory of Music in Moscow.

LUKOIL's initiative to support revival of the Church and spiritual life in Russia includes major projects in large cities and throughout Russia's regions. Churches and monasteries, which have benefited from LUKOIL support, include: the Antonievo-Siyskiy Monastery of the Holy Trinity in Arkhangelsk Oblast, the Church of Michael the Archangel and the Constantino-Eleninsk Church in Volgograd Oblast, the Ferapontov Monastery in Vologda Oblast, the Church of Faith, Hope, Love and their mother Sophia in Kaliningrad Oblast, the Monastery of St. Nicholas in Belogorsk, the Stefanov Monastery of the Holy Trinity in Perm, the Monastery of the Assumption in Obninsk, and the Church of St. Nicholas in Perm Oblast.

Educational Programs. LUKOIL's educational programs help to prepare a new generation of oil and gas professionals. The company has set up a LUKOIL Scholarship to support the most promising students at Russia's leading oil institutes, including: the Gubkin Russian State University of Oil and Gas, St. Petersburg State Mining Institute, Perm State Technical University, Ukhta State Technical University, Tyumen State Oil and Gas University, Ufa State Oil and Technical University, Volgograd State Technical University, Samara State Technical University, and Arkhangelsk State Technical University. LUKOIL also purchases equipment for these institutions, ensuring that courses are up-to-date. LUKOIL has allocated funds for cre-







ation of a geo-physical computer modeling laboratory at the Gubkin University, equipped a computer laboratory at Tyumen University, donated a well-repair simulator to Perm University, and has donated modern printing equipment and a trial stand for training of deep-well drilling specialists to Ukta University.

Support of Medical Institutions. LUKOIL helps to fund major centers for specialist medical research in Moscow and St. Petersburg. These include the Centre for Obstetrics and Gynecology, the Blood Research Centre, the Vishnyevsk Central Military Clinical Hospital, the Burdenko Military Hospital, the Central Institute for Radiological Research, and the Leningrad Oblast Clinical Hospital. LUKOIL also helps to fund hospitals in regions where it has activities. Modern diagnostic equipment was provided for the Vologda Oblast Children's Hospital, Volgograd Municipal Hospital No.16, and the Kaliningrad Port Hospital. LUKOIL also paid for a special mobile incubator for transport of newborn babies at the Vologda Oblast Children's Hospital and a resuscitation unit at Ukhta City Hospital was renovated using funds provided by LUKOIL.

In Kstovo, where the LUKOIL-Nizhegorodnefteorgsintez Refinery is located, LUKOIL sponsors a health program for company employees and the local population. The factory has opened a modern health care center for women, a state-of-the-art modern dentistry facility, a modern clinic with x-ray equipment and workstations for doctors. LUKOIL also funded renovation of the children's wing at Kstovo Regional Hospital.

Aid to servicemen, veterans, and victims of natural disasters. Working through the military commissariats of Moscow, Vologda, Astrakhan, Kaliningrad, Tyumen, and other oblasts, LUKOIL provides aid to families of servicemen who have been killed on active service or disabled in the Chechen War. Every year on the eve of WWII Victory Day, LUKOIL makes payments to WWII veterans, particularly those who have also worked in the oil ad gas industry.

After the Kursk submarine tragedy, the company provided financial assistance to families of the sailors who





died and financed construction of a health and sport camp for sailors of the Northern fleet in the village of Vidyaevo at the request of the Russian Navy.

Tens of thousands of villages and towns suffered as a result of flooding in the south of Russia in 2002. The company provided aid to regional government administrations in the affected areas and financed the building of new homes.

Aid to Peoples of the Far North. LUKOIL is active part in sponsoring social support programs for indigenous peoples of regions in the Russian Far North, where the company has production activities.

LUKOIL-Western Siberia, the company's main production unit, has taken responsibility for well-being of the local population in the Khanti-Mansiysk Autonomous Okrug through the agreement 'For Partnership in the socio-economic development of sites populated by indigenous peoples' and through agreements with community leaders. Communities are given financial compensation for land use by LUKOIL and are also provided with snow-mobiles, boats, gas-powered saws, hunting equipment, combustible lubricants and fishing rigs. Well-built housing is also constructed for indigenous peoples.

Arkhangelskgeoldobycha, the company's main holding in the Nenetsk Autonomous Okrug, is implementing a number of programs in the region in association with Yasavei (the Association of Nenet Peoples). Programs concentrate on the development of this sparsely populated region, protection of the environment and the natives' traditional way of life. Major projects in the region include medical aid to deer-herders in the Kaninsk Tundra. LUKOIL organizes a 'Day of the Deer', and helps with publication projects.

Sporting Projects. LUKOIL is the general sponsor of Spartak football









team (nine-times Russian football champion), and an official partner of the Russian Olympic Committee.

Other teams that play under the LUKOIL flag are also serious contenders in Russian sport: the LUKOIL Racing Team has achieved numerous championship successes in motor racing, LUKOIL-Spartak (Volgograd) won the Russian water-polo cup in 2002, Vodnik (Arkhangelsk) were Russian hockey champions for the seventh time and became European cup holders, and LUKOIL-Dynamo (Astrakhan) came second in the Russian handball championships. Baltica (Kaliningrad) football team is the leading team in their region. In 2002, LUKOIL was an official sponsor of the European Boxing Championships, which were held in Perm. The company is active in developing child sports in Russia, cooperating with the Child Football League on a regional level.

Charity and Sponsorship Activities Abroad:

¤ Co-founder of charity activities to restore and protect bio-resources of the Caspian, and protect the Aral Sea.

¤ Aid to medical institutions in regions of the company's activity in Columbia.

¤ Organized a parish of the Russian Orthodox Church in Bogota, Columbia.

¤ Participant of environmental protection projects in the Arab Republic of Egypt.









CORPORATE GOVERNANCE

Dividends

The company acknowledges dividend levels as one of the key indicators of its attractiveness to investors and is committed to increasing dividend payments through consistent growth in profit and/or growth in the share of retained earnings used for dividends.

Dividends for 2002 increased both in absolute terms and as a share of net profit. Dividends announced for 2002 were $532 mln, 30% more than for 2001. The share of dividends in net profit was 29% (up from 19% in 2001).



LUKOIL Management Committee

Board of Directors and Management Committee

Board of Directors

Valery Graifer (Chairman)
73 years of age

Graduated in 1952 from Moscow's Gubkin Oil Institute. Doctoral candidate in Technical Sciences. Awarded three honors and two medals. Honored Scientist of the Tatar ASSR, Honored Oil and Gas Industrialist of the Russian SSR. Deputy to the USSR Oil Industry Minister from 1985, Head of the Tyumen Main Office for the Oil and Gas Industry. From 1992, General Director of the Russian Innovative Fuel and Energy Company. Chairman of the Board of Directors of LUKOIL from 2001.

Vagit Alekperov
52 years of age

Graduated in 1974 from the Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics. Awarded three honors and a medal. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1990 to 1992, Deputy, then First Deputy to the USSR Oil Industry Minister. Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1992.

Mikhail Berezhnoi
57 years of age

Graduated in 1974 from the Saratov Institute of Law. General Director of the Non-state pension fund LUKOIL-Garant from 1995. President of the Board of Directors of New Wave Radio.

Oleg Kutafin
66 years of age

Graduated in 1959 from Moscow State University. Professor and Doctor of Law. Associate of the Russian Academy of Science. Rector of Moscow State Academy of Law from 1987. Chairman of the Russian Presidential Commission on Nationality.

Ravil Maganov
48 years of age

Graduated in 1977 from Moscow's Gubkin Oil Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two honors and a medal. From 1988 to 1993, Deputy CEO of Langepasneftegaz. From 1993 to 1994, Vice-President of LUKOIL. From 1994 First Vice-President of LUKOIL.


ЛУКОЙЛ

Vladimir Malin
43 years of age

Graduated in 1982 from Moscow State University. Doctoral candidate in Economics. From 1995 to 1996, Director of Currency Operations and Financial Management, First Vice-President of the Federal Stock Corporation. From 1996 to 2002, Head of Securities Sales, Deputy Chairman, then First Deputy Chairman of the Russian Federal Property Fund. Chairman of the Russian Federal Property Fund from 2002.

Richard Matzke
66 years of age

Graduated with a bachelor's degree in geology from Iowa State University (1959), a master's degree in geology from Pennsylvania State University (1961), and a master's degree in business administration from St. Mary's College of California (1977). President of Chevron Overseas Petroleum and member of the Board of Directors of Chevron Corporation from 1989 to 1999. Vice-Chairman of Chevron Corporation from 2000 until February 2002.

Mark Mobius
67 years of age

Graduated in 1964 from MIT (Massachusetts Institute of Technology). Doctor of Economics and Political Science. General Director of Templeton Asset Management since 1997. Elected to the Board of Directors by decision of the annual general meeting of shareholders on 27 June, 2002.

Yury Medvedev
55 years of age

Graduated in 1971 from the Tambov Institute of Mechanical Engineering. Doctoral candidate in Philosophy. Honored Engineer of the Russian Federation. From 1991, Chairman of the Volgograd Oblast Committee for the Management of State Property and Privatization. From 1992 to 1997, Deputy Head of the Oblast Administration, Committee for the Management of State Property and Privatization in Volgograd Oblast. From 1997 to 1998, Official Representative of the President of the Russian Federation in Volgograd Oblast. From 1998, First Deputy Minister of Property Relations of the Russian Federation.

Nikolai Tsvetkov
43 years of age

Graduated in 1988 from the Zhukov Air-Force Academy and in 1996 from the Plekhanov Russian Economics Academy. Doctoral candidate in Economics. From 1994 to 1996, President of NIKoil, Executive Director of LUKOIL's Department of Securities, Vice-President of LUKOIL. President of IBG NIKoil from 1997.

Igor Sherkunov
39 years of age

Graduated in 1985 from the Moscow Finance Institute, in 1993 from the All-Union Friendship of the Nations Academy of Foreign Trade. From 1993 to 1996, Vice-President of LUKOIL Insurance Company. General Director of LUKOIL-Reserve-Invest from 1996

LUKOIL Management Committee

Vagit Alekperov

President, Chairman of the Board
52 years of age

Graduated in 1974 from Azerbaijan's Azizbekov Petrochemical Institute. Doctor of Economics. Awarded three honors and a medal. Worked from 1968 in the oil industry of Azerbaijan and Western Siberia. From 1990 to 1992, Deputy, then First Deputy to the USSR Oil Industry Minister. Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1992.

Anatoly Barkov

Vice-President
55 years of age

Graduated in 1992 from Ufa Oil Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded four medals. From 1987 to 1992, head of TzBPO, head of NGDU, Senior Engineer at Kogalymneftegaz. From 1992 to 1993, Executive Director, then Director of the Department of External Projects at LUKOIL. From 1993, Vice-President of LUKOIL and Head of Administration, Transport and Communications.

Anatoly Kozyrev

Vice-President
61 years of age

Graduated in 1971 from Moscow's Ordzhonikidze Engineering-Economics Institute, and in 1982 from the All-Union Academy of Foreign Trade. From 1991 to 1998, Head of the main consolidated office, Deputy to the Minister of Fuel and Energy of the Russian Federation. From 1998, Vice-President of LUKOIL and Head of Corporate Economic Planning and Investment.

Sergey Kukura

First Vice-President
49 years of age

Graduated in 1979 from the Ivano-Frankov Institute of Oil and Gas. Doctor of Economics. Honored Economist of the Russian Federation. Awarded two medals. From 1992 to 1994, Vice-President, then First Vice-President of Langepasuraikogalymneft. From 1994, First Vice-President of LUKOIL.

Ravil Maganov

First Vice-President
48 years of age

Graduated in 1977 from Moscow's Gubkin Oil Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two honors and medals. From 1988 to 1993 Deputy General Director of Langepasneftegaz. From 1993 to 1994, Vice-President of LUKOIL. From 1994, First Vice-President of LUKOIL.

Ivan Maslyaev

Head of the Main Department for Legal Affairs
45 years of age

Graduated in 1980 from Moscow State University. Doctoral candidate in Law. From 1992, Head of the LUKOIL Legal Department. From 2000, Head of the Main Department for Legal Affairs at LUKOIL.

Alexander Matytsyn

Vice-President
41 years of age

Graduated in 1984 from Moscow State University. Doctoral candidate in Economics. From 1993 to 1997, Senior Consultant on Tax, then General Director of KPMG-Revikonsult. From 1997, Vice-President and Head of Treasury and Corporate Finance at LUKOIL.

Vladimir Nekrasov

Vice-President, General Director of LUKOIL-Western Siberia
46 years of age

Graduated in 1978 from Tyumen Industrial Institute. Doctoral candidate in Technical Science, member of the Academy of Mining Sciences. Awarded a medal. From 1997 to 1999, Senior Engineer, First Deputy, General Director of Kogalymneftegaz. From 1999, Vice-President of LUKOIL and General Director of LUKOIL-Western Siberia.

Anatoly Novikov

Vice-President
63 years of age

Graduated in 1961 from Grozny Oil Institute; in 1981 from the Academy of National Economy of the USSR. Doctoral candidate in Geological-Mineral Science. From 1990 to 2001, General Director of Nizhnevolzhskneft. From 2001, Vice-President of LUKOIL and Head of Geology and Development.

Serik Rakhmetov

Vice-President
54 years of age

Graduated in 1973 from the Rudny branch of the Kazakh Polytechnical Institute. From 1993 to 1994, Deputy General Director for Construction at LUKOIL-Kogalymneftegaz. From 1994 to 2000, Executive Director, then Director and Head of LUKOIL Construction. From 2000, Vice-President of LUKOIL and Head of Construction, Project Planning and Corporate Services.

Alexander Smirnov

Vice-President, General Director of LUKOIL-Energogaz
54 years of age

Graduated in 1976 from Moscow's Plekhanov Institute of National Economy. Doctoral candidate in Economics. Awarded a medal. From 1992, Executive Director for Internal Market Affairs at Langepasuraikogalymneft. From 1992 to 1998, General Director of the LUKOIL Trading House. From 1996 to 1998, Head of Tangible Assets, Mechanical Engineering and the Marketing of Oil Industry Equipment for LUKOIL. From 1998, Vice-President of LUKOIL and General Director of LUKOIL-Energogaz.

Yury Storozhev

Vice-President
56 years of age

Graduated in 1977 from Moscow's Gubkin Oil Institute. Honored Employee of the Ministry of Fuel and Energy of the Russian Federation. From 1987 to 1993, Head of Department, then Deputy Senior Engineer at Kogalymneftegaz. From 1993 to 1998, Director of Department, Deputy Head, and Head of Oil Delivery and Petroleum Product Export at LUKOIL. From 2000, Vice-President of LUKOIL and Head of Procurement and Sales.

Dmitry Tarasov

First Vice-President
50 years of age

Graduated in 1973 from Moscow's Mendeleev Chemical-Technical Institute. From 1997 to 2002, Vice-President of LUKOIL-Romania, Vice-President of LUKOIL-Europe Holdings Ltd, Director of LUKOIL Black Sea Ltd. From 2002, First Vice-President of LUKOIL.

Leonid Fedun

Vice-President
47 years old

Graduated in 1977 from Rostov's Nedelin Higher Military School. Doctoral candidate in Philosophy. Awarded five medals. From 1993 to 1994, General Director of LUKOIL Consulting. From 1994, Vice-President of LUKOIL and Head of Strategic Planning and Investment Analysis.

Lyubov Khoba

Senior Accountant, Vice-President
46 years of age

Graduated in 1992 from the Sverdlov Institute of National Economy. Honored Economist of the Russian Federation. Awarded a medal. From 1991 to 1993, Senior Accountant at Kogalymneftegaz. From 1993 to 2000, Senior Accountant at LUKOIL. From 2000 to 2003, Vice-President of LUKOIL, Head of Financial Accounting and Control. From 2003, Senior Accountant and Vice-President of LUKOIL.

Giovan Cheloyants

Vice-President
43 years of age

Graduated in 1981 from Grozny Oil Institute. Honored Employee of the Oil and Gas Industry. From 1990 to 1993, Department head, then Deputy General Director of Internal Economic Affairs of Langepasneftegaz. From 1993, Vice-President of LUKOIL; from 2001, Vice-President of LUKOIL and Head of Oil and Gas Production.

Vagit Sharifov

Vice-President
57 years of age

Graduated in 1968 from Azerbaijan's Azizbekov Institute of Oil and Gas. Doctor of Economics. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two honors and two medals. From 1985 to 1994, Senior Engineer, General Director of Volgogradnefteprodukt. From 1994 to 1995, General Director of the Volgograd branch of LUKOIL Finance. From 1995 to 1996, General Director of LUKOIL regional office in Volgograd. From 1996, Vice-President of LUKOIL; from 2003, Vice-President of LUKOIL and Head of Control and Internal Audit.

Anatoly Yashchenko

Chairman of LUKOIL's Employee Union
60 years of age

Graduated in 1971 from Moscow's Gubkin Oil Institute. Honored Employee of the Russian Ministry of Fuel and Energy. From 1987 to 1994, Chairman of the Union at LUKOIL-Langepasneftegaz. From 1994, Chairman of the Employees' Union at LUKOIL.

Changes in the LUKOIL Management Committee during the Accounting Period

Ralif Safin was removed from the Management Committee by a decision of the Board of Directors on 17 June, 2002 (Protocol No.13).

Nikolai Chumak was removed from the Management Committee by a decision of the Board of Directors on 10 July, 2002 (Protocol No.17).

Vladislav Bazhenov and Albert Galustov were removed from the Management Committee by a decision of the Board of Directors on 13 January, 2003 (Protocol No.1).

Lili Khisyametdinova was removed from the Management Committee by a decision of the Board of Directors on 3 April, 2003 (Protocol No.14)

Board of Directors and Management Committee Members Stake in LUKOIL Authorised Share Capital

Percentage of LUKOIL authorized share capital owned by BoD members

Name	Stake (%)
V. Alekperov	1.36
M. Berezhnoi	0.005
V. Graifer	0.002
O. Kutafin	0
R. Maganov	0.22
V. Malin	0
R. Matzke	0
Yu. Medvedev	0
M. Mobius	0
N. Tsvetkov	0.34
I. Sherkunov	0.05

Percentage of LUKOIL authorized share capital belonging to company management (as of 31 December, 2002)

Name	Stake (%)	Conditional stake, dependent on fulfillment of performance criteria (%)
V. Alekperov	1.36	0.118
A. Barkov	0.06	0.059
A. Kozyrev	0	0.059
S. Kukura	0.34	0.071
R. Maganov	0.22	0.071
I. Maslyaev	0.007	0.047
A. Matytsyn	0.14	0.059
V. Nekrasov	0.01	0.059
A. Novikov	0.002	0.053
S. Rakhmetov	0.05	0.059
A. Smirnov	0.001	0.059
Yu. Storozhev	0.01	0.059
D. Tarasov	0	0
L. Fedun	0.90	0.059
L. Khoba	0.19	0.059
D. Cheloyants	0.06	0.059
V. Sharifov	0	0.059
A. Yashchenko	0.002	0.047

Shares in LUKOIL owned by members of the Board of Directors and the Management Committee are shown in accordance with requirements of Russian legislation for disclosure of such information, including shares held directly by Board/Management Committee members, and those held by nominee investors in their names. Share in authorized capital stock may be counted differently in other countries. Specifically, percentages of authorized share capital recorded here are not shown in exactly the same fashion as they were for purposes of listing on the London Stock Exchange.

Remuneration of Members of the Management Committee and the Board of Directors

Remuneration packages consist of:

- Base pay (the sum agreed in employee contracts).
- Annual bonuses.
- Long-term bonuses.
- Compensation.

The sum of annual bonus payments is determined as a percentage of annual income in accordance with an agreed formula and is dependent upon fulfillment of basic targets for company activity.

The basis for determination of long-term bonus payments is the quantity of 'conditional shares' belonging to a member of management, on which 'conditional dividends' are paid. In case profit targets are not met, long-term bonuses are not paid.

Total management and Board remuneration for the accounting period was $13.35 mln.[1]

[1] The figure shown does not include remuneration or compensation of expenses paid to Board Members in 2002, as these figures will be determined at the general shareholders meeting on 26 June, 2003.

The Market for LUKOIL Shares

In 2002, LUKOIL became the first Russian company to receive full secondary listing on the London Stock Exchange (LSE), after its shares were included in the Official List of the UK Listing Authority (UKLA).


London STOCK EXCHANGE

Admission as a Listed Company

This is to confirm

OAO Lukoil

LUKOIL shares are among the most liquid on the Russian market. LUKOIL accounted for 20% of total volume traded through the Russian Trading System (RTS) in 2002, representing a 4% rise from 2001.

LUKOIL is the only Russian oil company, in which minority shareholders own more than 50% of shareholder equity.

LUKOIL's share price has lagged growth of the Russian stock market over recent years because of low operational efficiency. The proposed solution is LUKOIL's program of restructuring, rolled out in April 2002, and intended to increase profitability and the share price.

LUKOIL Stock Price in 2002 (Closing Price, USD)


16
15
14
13
12
11
10
9
8
01.2001
02.2001
03.2001
04.2001
05.2001
06.2001
07.2001
08.2001
09.2001
10.2001
11.2001
12.2001
01.2002
02.2002
03.2002

LUKOIL has outperformed the RTS Index (RTSI) in the period since the program was begun, making company management even more eager to press ahead with the program implementation. LUKOIL's capitalization rose by 19% to $13 bln in 2002, which top managers find unsatisfactory compared to 34% growth in the RTSI.

In 2002, LUKOIL shares traded on the RTS, MICEX, SPICEX, and the St. Petersburg Stock Exchange. ADR and GDR programs on company shares continued in 2002, and the receipts were traded on the over-the-counter market in the USA as well as in London, Berlin, Frankfurt, Munich and Stuttgart.

Distribution of LUKOIL shares by category of holder in 2000-2002 (%)


100
80
60
40
20
0
2000
2001
2002
Government Property
Insurance Companies
Pension and Fund Managers
Commercial and Investment Banks
Manufacturers and Commercial Enterprises
Individual Investors

In November 2002, Lukinter Finance B.V., a subsidiary of LUKOIL, issued $350 mln five-year convertible bonds, convertible into GDRs issued on LUKOIL shares. The bonds have a semi-annual coupon payment based on an annual rate of 3.5 %.

List of major LUKOIL shareholders (as of 1 January, 2003)

Shareholder Name	Number of Shares	% of total voting stock
ING BANK (ADR and GDR)*	534 100 000	62.8%
Of which:		
Capital Group	86 000 000	10.1%
CDK-Garant*	90 800 000	10.7%
Ministry of Property Relations of the Russian Federation	64 640 000	7.6%
NIKoil Depositary Company*	44 600 000	5.2%
National Depositary Centre*	37 200 000	4.3%
Depositary-Clearing Company*	24 800 000	2.9%
Brunswick UBS Warburg*	10 300 000	1.2%
ABN Amro Bank*	4 800 000	0.6%
ING Bank (Eurasia)*	3 100 000	0.4%

* Nominee shareholder.

At the end of 2002, more than 57% of authorized share capital had been converted into ADRs or GDRs.

Investor interest in LUKOIL is growing. In September 2002, trading volume on the LSE was $365 mln, but this had had doubled to more than $700 mln by the end of December.

LUKOIL Monthly Trade Volume (USD mln)


1,000
800
600
400
200
0
MICEX and RTS
LSE
09.2002
10.2002
11.2002
12.2002

LUKOIL Stock Price before the Start of Restructuring, variation from the beginning of the period (%)


280
250
220
90
160
130
100
LUKOIL
RTS
01.2001
02.2001
03.2001
04.2001
05.2001
06.2001
07.2001
08.2001
09.2001
10.2001
11.2001
12.2001
01.2002
02.2002
03.2002

LUKOIL Stock Price after the Start of Restructuring, variation from the beginning of the period (%)


130
120
110
100
90
80
LUKOIL
RTS
04.2002
05.2002
06.2002
07.2002
08.2002
09.2002
10.2002
11.2002
12.2002

Corporate Governance and Transparency

Targeting improved manageability and streamlining in the framework of its restructuring program, LUKOIL was divided into three main parts in 2002, matching the structure used by other large international oil companies:

¤ Finance (First Vice-President, S. Kukura)

¤ Exploration and Production of Oil and Gas (First Vice-President, R. Maganov)

¤ Oil Refining and Marketing (First Vice-President, D. Tarasov)

The company also set itself the following corporate governance objectives in 2002:

¤ Strict observance of time-scales and presentation standards in published results of company activity.

¤ Quarterly publication of financial results, prepared in accordance with international standards.

¤ Increase in the number of independent representatives of shareholders on the Board of Directors.

¤ Frequent meetings between top-management, shareholders and investors.

¤ Development of a Corporate Code.

¤ Introduction of employee shareholding schemes, with the goal of increasing motivation.

¤ Strict observance of international standards in trading with affiliates.

¤ Increased transparency to the company's investment policy, clarity of criteria and efficiency indicators for acquired assets and projects.

¤ Listing on the London Stock Exchange.

¤ Increased transparency of shareholder equity structure.

¤ Improved quality of information disclosed and improvement of standards of information transparency.

In its corporate activities, LUKOIL observes basic recommendations of the Federal Securities Commission of the Russian Federation.

LUKOIL continues to improve its corporate governance. At its next general shareholders meeting, LUKOIL plans to make changes and additions to its bylaws and to the document which specifies how general shareholders meetings should be prepared and run. The changes and additions will bring these documents into line with the resolution of the Federal Securities Commission No.17/ps from 31 May, 2002, 'On Approval of the Statute on Additional Requirements for Preparation, Notification and Procedures for General Shareholders Meetings', and will take account of regulations in the Federal Securities Commission's Code of Corporate Conduct.

The following changes are planned:

¤ Mandatory publication of meeting notification in two main newspapers ('Izvestia' and 'Rossiiskaya Gazeta') no later than 30 days before the date of the general shareholders meeting (the law 'On public companies' requires notification in one newspaper no later than 20 days before the meeting).

¤ Preparation of accounts by the Board of Directors in accordance with recommendations. Such accounts will be presented to shareholders at the next meeting, in 2004.

¤ Proposal of three candidates to the Board, who are independent representatives of minority shareholders.

¤ Fulfillment of the functions of Corporate Secretary in the company by the Office of the Board of Directors and the Department for Shareholder Relations (the Federal Securities Commission's Code of Corporate Conduct recommends introduction by companies of the position of Corporate Secretary).

¤ Establishment of a Staff and Rewards Committee in Q3 2003, as per recommendations of the Federal Securities Commission.

Internal Audit

In 2002, the company created a Main Department for Control and Internal Audit. The creation of a system of internal audit is a way of guaranteeing company efficiency and defending the interests of shareholders. LUKOIL considers a system of internal audit to be a constituent part of its total systems of corporate governance, and is dedicated to international standards for running its business. Internal Audit's main objectives are: the independent evaluation of work efficiency in the company's divisions, guaranteeing the reliability of internal control and the effectiveness of risk management, and ensuring that divisions work in accordance with company regulations.

The Main Department for Control and Internal Audit (until December 2002 the Department for Internal Audit) performed 35 internal audits in 2002 (31 at company subsidiaries). In addition, the Department completed:

¤ An audit of operations record keeping.

¤ An audit of the Main Department for Geology and Development (as part of requirements to meet licensing requirements for fields that have not yet been developed).

¤ Constant audits of investment projects valued at more than $30 mln.

The company's Management Committee has developed and approved a 'Policy on Internal Audit at LUKOIL', and 'Internal Audit Standards for LUKOIL'.

Information Technologies

Key business objectives, governing development of Information Technologies at LUKOIL in 2002, were:

¤ Supporting control and management of company activities.

¤ Developing the company's information base.

¤ Refining the decision making process.

¤ Developing methods of assessing management.

¤ Automating GAAP accounting.

In order to achieve these objectives, the infrastructure of LUKOIL's information management system was prepared for launch in 2002.

Work on creation of the LUKOIL-Permnefteorgsintez integrated management system continued. The system is to be a prototype for information management systems at the company's refining and petrochemical facilities.

A project was begun for specifying corporate standards in the content and format of data presented for construction of geological models of oil and gas fields.

Work was continued on a system for cataloguing geological-geophysical and trade information and another system to consolidate and analyze production data. Development of a system to audit oil and gas reserves was also continued. A methodology for running and regulating internal audits is being developed.

The company's Department of Information Technology and Department for the Export Sale of Petroleum Products have begun to use the OILSpace trading system for work with dealers and for selling surplus volumes of refined products.



THE KOMI REPUBLIC – A PROMISING OIL & GAS PRODUCTION REGION FOR LUKOIL



Oil and gas companies in the Komi Republic are developing 40 hydrocarbon fields located both on the territory of the Republic and in the Nenetsk Autonomous Okrug. The fields have total recoverable reserves of 468.6 mln tons. (The 28 fields on the territory of the Komi Republic alone have 194.7 mln tons of recoverable reserves).

A total 28 oil and gas companies in the region are already producing hydrocarbons.

LUKOIL began its activities in the Komi Republic in September 1999, when it acquired the company KomiTEK.




NENETSK AUTONOMOUS OKRUG
Usinsk
Pechora
Ukhta
KHANTI-MANSIYSK AUTONOMOUS OKRUG
LUKOIL takes control of license blocks in the Republic of Komi
1999
2000
2001
PERM OBLAST
SVERDLOV OBLAST

Oil Production by Companies in the LUKOIL Group in the Komi Repulic (mln tons)


10
9
8
7
6
5
1999
2000
2001
2002
2003-E*
Share of other shareholders within affiliated companies
LUKOIL's Share

*Taking account of 2003 acquisitions.

LUKOIL's proven reserves in the republic of Komi (mln tons)


300
250
200
150
100
50
0
Acquisition of KomiTEK
178 mln tons
+62%
283 mln tons
Revision of previous estimates
Purchase and acquisition of reserves
New discoveries
Acquired reserves less 2000-2002 production
1.01.2000
1.01.2003

LUKOIL's proved reserves in Komi republic increased from 178 to 283 mln tons in 4 years, and the reserve replacement ratio due to exploration was 137%

On 1 January 2003, LUKOIL and its subsidiaries in the Komi Republic and the Nenetsk Autonomous Okrug (NAO) had a resource base of 392 mln tons of recoverable ABC1 reserves.

According to a Miller & Lents estimate by international standards, the company's proven reserves in the Komi Republic and the NAO increased from 178 mln tons (at the time of LUKOIL's market entry) to 283 mln tons by 1 January, 2003.

LUKOIL, its subsidiaries and affiliated companies produced 9.2 mln tons of oil in the Komi Republic in 2002, which is 2.7% more than in 2001.





Since 2000, LUKOIL has been executing a program to restructure its companies in the Komi Republic, with the aim of consolidating assets of separate companies into a single production company, LUKOIL-Komi.



LUKOIL-Komi was created by combining the assets of KomiTek, Komineft, Nobel Oil and KomiArktikoil in May 2002. The new company is divided into three divisions:

¤ Komitermneft (Usinsk Region)

¤ Komiarktikneft (Usinsk Region)

¤ Voivozhneft (Sosnogorsk Region)

Komineft operates in the Timan-Pechora oil and gas province, which has the largest resource base of raw hydrocarbons in northwest Russia. The company has licenses for development of the largest explored fields in the region, including the Usinsk, Vozeisk and Karyaginsk fields.



Sever-TEK (a joint venture of LUKOIL-Komi and the Finnish company Fortum) has begun development of the Yuzhno-Shapkinsk oil and gas condensate field. Overall investment in this project will be $370 mln. Confirmed category C1 hydrocarbon reserves at Yuzhno-Shapkinsk are estimated at 23 mln tons, while all oil deposits in the region are thought to be 41 mln tons. Commercial oil production at this field will begin in 2003 and reach a peak of 2.6 mln tons in 2005.

In 2001 the company acquired Bitek-Silur, Parma-Oil, and AmKomi, companies working on the Pechoro-Kozhvinsk field group in the Pechorsk and Ukhta regions in the south of the Komi Republic. These three companies produced 625,800 tons of oil in 2002, and their output is expected to rise to 2 mln tons per year. Work on a pipeline from the Severo-Kozhvinsk field to the Chikshino terminal on the Transneft trunk pipeline was begun in 2002.

LUKOIL's is implementing a broad-ranging ecological program, including restoration of 350 hectares of land, which had been polluted as a result of oil production. The company has increased its spending on environmental protection in the region by six times since starting its operations there.

LUKOIL and its subsidiaries in the region are pursue an active social policy, sponsoring educational, health care and cultural institutions.

Significant charitable contributions are made to the region's leading educational institution, which is Ukhta State Technical University. LUKOIL purchases modern equipment for the University and helps in the training of oil and gas specialists. LUKOIL has donated a trial stand for the training of deep-well drilling specialists, and many of the most promising students participate in LUKOIL's scholarship program.

LUKOIL-Komi divisions have signed a social partnership agreement with Usinsk schools, according to which LUKOIL will purchase educational materials, computer and electronic equipment and ensure repair work at the schools.

LUKOIL has renovated the emergency unit at Ukhta City Hospital. The company also repaired the municipal swimming pool in the town of Voi-Vozh, assisted the local administration in mending the town heating sys-







tem, and purchased equipment for concerts and other activities at the local cultural center. Playgrounds have also been built in Usinsk and Voi-Vozh.

In accordance with an agreement between the government of the Komi Republic and LUKOIL, the company is repairing gas pipelines, which links Severniy Dzebol with Komsomolsk-na-Pechora and Uhkta with Voi-Vozh, and building a gas pipeline in the village of Sedyu.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following represents management's analysis of the financial performance and condition of OAO LUKOIL and significant trends that may affect future performance. It should be read in conjunction with our US GAAP consolidated financial statements and notes and supplemental oil and gas disclosure.



Left to right: A. Matytsyn, L. Khoba, S. Kukura, A. Kozyrev

References to "LUKOIL", "the Group", "the Company", "we" or "us" are references to OAO LUKOIL and its consolidated subsidiaries and associates. All dollar amounts are in millions of US dollars, unless otherwise indicated. Barrels of crude oil are translated into tonnes using a conversion rate of 7.33 and billions of cubic feet into millions of oil equivalent barrels using conversion rate of 0.167.

This report includes forward-looking statements - words such as "believes", "anticipates", "expects", "estimates", "intends", "plans", etc. - that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Forward-looking statement" on page 81 for a discussion of some of the factors, that could cause actual results to differ materially.

KEY FINANCIAL AND OPERATIONAL RESULTS

	2002	% change from 2001	2001	% change from 2000	2000
Sales (including excise and export tariffs)	**15,334**	14%	13,426	2%	13,210
Net Income	**1,843**	(13)%	2,109	(36)%	3,312
Net Income excluding special items in 2002 *	**1,985**	(6)%	2,109	(36)%	3,312
Net Income available for common stockholders	**1,843**	(6)%	1,952	(40)%	3,265
Per Share					
Basic ($/share)	**2.26**	(16)%	2.68	(45)%	4.83
Diluted ($/share)	**2.26**	(15)%	2.66	(44)%	4.73
Daily production (including Company's share in Equity affiliates):					
Crude oil (mbbls/day)	**1,545**	4%	1,485	2%	1,456
Natural gas (mmcf/day)	**345**	8%	318	(2)%	326
Refined products (th.tonnes/day)	**107**	14%	94	7%	88
Oil and Gas proved reserves (including Company's share in Equity affiliates):					
Crude oil (million bbls)	**15,258**	4%	14,612	13%	12,895
Natural gas (billion cf)	**24,164**	83%	13,210	264%	3,625
Total oil equivalent (million bbls)	**19,293**	15%	16,818	25%	13,500

mbbls = thousands of barrels

mmcf = millions of cubic feet; bcf = billions of cubic feet

th. tonnes = thousand of tonnes

* See detailed discussion on page 68.

Strong revenues Reached $15 billion and increased 14% compared to 2001 primarily as a result of change in sales mix and increased volumes of refined products sales. The Company continued to expand into new markets, both in Russia and internationally and increase our market share in our old traditional regions.

Stable production growth In line with our long term strategy and 2002 plan we increased our total daily oil production by 4% (including our share in affiliates) and produced 564 million barrels (77 million tonnes). Gas production increased by 8% and will be increasing significantly in coming years.

Second largest reserves in the world We have replaced 216% of our 2002 oil production and almost doubled our proved natural gas reserves. Approximately 60% of our oil reserves replacement was attributable to our successful drilling program and certain strategic acquisitions, with the remainder relating to an improvement of operating efficiencies and higher realized prices in line with our corporate strategy. The increase in our gas reserves related primarily to discoveries and acquisitions. Our total proved hydrocarbon reserves increased 15% and reached 19.3 billion barrels of oil equivalent which makes us the second largest private oil company in the world in terms of reserves.

Net income In 2002 we managed to decrease our operating and selling, general and administrative expenses. However our net income in 2002 is lower compared with 2001 due to a significant increase in taxes other than income taxes caused by changes in tax legislation and an increase in transportation tariffs made by the state transport monopoly. Net income for 2002 also includes special items relating to tax claims made by the taxing authorities in respect of income and other taxes amounting to $103 million. The Company agreed to settle these claims without prejudice. Excluding this tax charge and a pension adjustment net income for 2002 would have amounted to $1,985 million compared to $2,109 million in 2001.

OVERVIEW

We are the largest publicly traded oil company in the world in terms of proven crude oil reserves and in 2002 we were Russia's largest producer of crude oil.

Our operations are divided into two main business segments:

- Exploration and Production, which includes our exploration, development and production operations relating to crude oil and natural gas. These activities are primarily located within Russia, with additional activities in Azerbaijan, Kazakstan, the Middle East, Northern Africa and Colombia; and
- Refining, Marketing and Distribution, which includes marketing and trading of crude oil, natural gas and refined products, and refining and transport operations.

Other businesses include petrochemicals, banking and finance, construction and other activities.

Each of our two main segments is dependent on the other, with a portion of the revenues of one segment being a part of the costs of the other. In particular, our Refining, Marketing and Distribution segment purchases crude oil from our Exploration and Production segment. The prices set for these purchases reflect a combination of factors, including our need for investment capital at different entities in the Exploration and Production segment, our tax planning initiatives, the rights of minority shareholders in those entities where minority interests remain and, to a more limited extent, market factors. Accordingly, an analysis of either of these segments on a stand-alone basis could give a misleading impression of that segment's underlying financial position and results of operations. For this reason, we do not analyze either of our main segments separately in the discussion that follows, but we do present the financial data for each in Note 22 to our consolidated financial statements. Due to the prices we set, we believe the profitability of our Exploration and Production segment may be understated and the profits of our Refining, Marketing and Distribution segment may be overstated in that presentation.

OPERATING DEVELOPMENTS

Operating developments and events during 2002 and early 2003 included:

On April 16, 2003 our Board of directors approved the Company's development strategy where we set out targets for the next 10 years. According to this development strategy we plan to have 2.2 million barrels of crude oil production per day and 3.4 billion cubic feet of natural gas production per day by 2013. This represents a 42% increase in crude oil production from 2002 level and almost a 10 times increase in gas production compared to 2002.

Restructuring

Since the beginning of 2002, we have been implementing a restructuring plan designed to improve our operations and maximize shareholder value. The plan included undertaking the following measures in the near term: (i) increase exports of crude oil and refined products; (ii) accelerate the development of our most productive fields; (iii) shut-in low-producing wells; (iv) apply enhanced oil recovery technologies; (v) seek competitive bids for oilfield services; (vi) divest non-core businesses, including certain producing assets where we are not the operator, and reduce headcount; (vii) strengthen performance-related pay; and (viii) streamline our administration.

The following has been achieved to date:

¤ Our oil and refined products international sales in 2002 increased by 15% in terms of volumes while domestic sales decreased 11%, which added $1.5 billion to our revenues;

¤ 10 new oil fields were put on stream which allowed us to increase production by 4% regardless of the program of shutting low production wells;

¤ 1,138 low production wells were shut in and as a result of this measure we reduced our cost of oil production down to $2.60 per barrel, compared to $2.74 in 2001 saving $72 million in income before tax;

¤ We have completed the preparation of our drilling division for sale and are in the process of seeking suitable bids;

¤ We divested our interest in certain areas in which we were not the operator, most significantly our interest in the production sharing arrangement described below, which will result in our recognition of a substantial gain in our 2003 financial results;

¤ Other achievements are described in detail in other parts of this report.

Divesture

On December 20, 2002, a Group company entered into a contract with INPEX Corporation, a Japanese company, to sell the Group company's 10% interest in a production sharing agreement ("PSA") operated by the Azerbaijan International Operating Company. The purpose of this PSA is to explore and develop the Azeri and Chirag fields and the deep water portion of the Guneshli field in the Azeri sector of the Caspian Sea. The sale was completed on April 28, 2003 for approximately $1.4 billion cash, subject to certain post-closing adjustments. As result of the transaction we expect to record a gain of approximately $1.1 billion in the second quarter of 2003.

Recent acquisitions

In 2003, the Group acquired the remaining 27% of shares in ZAO LUKOIL-Perm from a related party, which was controlled by certain members of the Group's management, for $398 million, thereby increasing the Group's ownership stake in ZAO LUKOIL-Perm to 100%. The amount of consideration was based on an independent valuation. ZAO LUKOIL-Perm is an exploration and production company operating in European Russia. The acquired minority interest represented proved reserves of 423 million barrels of oil and 91 billion cubic feet of natural gas as of December 31, 2002.

In April 2003, the Group acquired 80.8% of the shares in OAO Yaregskaya Nefte-Titan Company ("YaNTK") for $240 million. YaNTK is a company with significant oil and titanium reserves operating in the Komi Republic of the Russian Federation.

As a result of recent acquisitions we increased our proved hydrocarbons reserves by approximately 400 million barrels of oil equivalent or 2% compared to reserves at December 31, 2002.

Major acquisitions in 2002

In February 2002, the Group acquired an additional 16% of OAO Komineft for $40 million, increasing the Group's ownership stake in OAO Komineft to 70%. OAO Komineft is a Russian oil and gas exploration company operating predominantly in the Komi Republic of the Russian Federation.

In June 2002, we acquired 60% of Nakhodkaneftegas for $30 million. As a result of the acquisition we added 5 trillion cubic feet to our proved undeveloped gas reserves located in the Yamal-Nenetsky Autonomic District of Northern Russia.

In July and September 2002 we acquired additional 35% in Nizhegorodnefteorgsintez Refinery, increasing our voting share in the company to 83%. As of December 31, 2002, we held 73% of total share capital of the refinery. Before the acquisition, Nizhegorodnefteorgsintez was recorded as affiliated company using equity method of accounting.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

In addition to the factors that may affect the petroleum industry generally, our results of operations are also affected by certain factors specific to operating in the Russian Federation.

The price of crude oil and refined products

The price at which we can sell crude oil and refined products is the primary driver of our revenues. International crude oil and refined product prices were relatively high in 2000, whereas they decreased significantly throughout 2001 and then trended up throughout 2002. World crude oil prices increased most of 2000 on demand growth and limited worldwide supply and eased somewhat late in 2000 as major crude oil exporting countries increased output and global demand growth began to slow. Slow demand growth due to the global economic slowdown and concern over worldwide production and storage levels contributed to the decline in crude prices in 2001. World crude oil prices increased in 2002 largely due to political uncertainty in the Middle East and Venezuela.

Substantially all of the crude oil that we sell for export is Urals blend. The following table shows the yearly average crude oil export prices for 2002, 2001 and 2000 and refined product prices based on Northern Europe averages:

	2002	% change from 2001	2001	% change from 2000	2000
	(in US Dollars per barrel, except for percentage data)				
Brent crude oil	**24.98**	2.1%	24.46	(13.8)%	28.39
Urals crude oil (CIF Mediterenean)	**23.68**	3.0%	22.99	(13.3)%	26.53
	(in US Dollars per metric tonne, except for percentage data)				
Fuel oil	**128.89**	16.2%	110.93	(16.9)%	133.50
Diesel Fuel	**208.84**	(4.8)%	219.30	(14.7)%	257.22
High octane gasoline	**243.62**	(1.4)%	247.09	(14.8)%	290.27

Sources: Platts and Kortes

Domestic crude oil prices

Crude oil prices in Russia have remained below world levels primarily due to constraints on the ability of Russian oil companies to export their crude oil, which has led to large regional surpluses in Russia, increased domestic supplies and reduced domestic prices. We bear the Russian transportation costs on all of our export sales and most of our domestic sales. Transportation costs vary widely depending on the origin and destination of the crude oil.

Because substantially all crude oil is produced in Russia by vertically integrated oil companies such as ours, there is no concept of a benchmark domestic market price for crude oil. Most transactions are between affiliated entities with little regard to market considerations. There is also a market within Russia for residual crude oil that is produced but not refined or exported by one of the vertically integrated oil companies. Prices for this oil are generally determined on a transaction-by-transaction basis against a background of world market prices, but with no direct reference or correlation. At any time there may exist significant price differences between regions for similar quality crude as a result of the regional imbalances referred to above and competitive and economic conditions in those regions.

Our average realized prices for domestic crude oil sales were $8.28, $10.83 and $16.25 per barrel in 2002, 2001 and 2000 respectively.

Domestic refined product prices

Domestic prices for refined products are determined to some extent by world market prices, but they are also directly affected by local demand, competition and prices imposed on government-directed sales. The portion of our domestic refined product sales is approximately 23% of total tonnes sold but represents slightly more than 17% of our total sales revenue. Our average realized prices for domestic refined product sales were $146.14, $141.95 and $135.16 per tonne in 2002, 2001 and 2000 respectively.

Access to markets

The Russian Government places restrictions on access to the Transneft crude oil export pipeline network, which limits our ability to export via this method. The principal reasons for this are:

- a need to ensure that sufficient oil remains in Russia to meet domestic requirements, including supplies to various government controlled or strategically important institutions across the Russian Federation; and
- capacity constraints of the crude oil pipeline network.

Access to the crude oil export pipeline network is allocated quarterly, based on recent volumes produced and delivered through the pipeline and proposed export destinations, and allocations are typically in the region of 30% of production. Additional access is obtained to international markets through rail transport. During the current year the Company increased the volume of production sold to international markets by 15%.

Occasionally the Government increases export pipeline allocations under arrangements whereby oil companies provide crude oil or refined products to organisations participating in government construction and improvement projects in return for additional export pipeline access. As a result of our participation in these and other government projects, we have exported through Transneft approximately 36% of our crude oil production during the past two years.

The U.S. dollar-ruble exchange rate and inflation

A substantial part of our revenues are either denominated in U.S. dollars or are correlated to some extent with U.S. dollar crude oil prices, while most of our costs in the Russian Federation are settled in Russian rubles. Therefore, the movements of the ruble inflation and exchange rates can significantly affect the results of our operations. In particular, our operating margins are generally adversely affected by a real appreciation of the ruble against the U.S. dollar (i.e., by an inflation rate that is higher than the rate at which the ruble is devaluing against the U.S. dollar) because this will generally cause our costs to increase in real terms relative to our revenues. The following table gives data on inflation in Russia, the nominal devaluation and the level of real appreciation.

	2002	2001	2000
Ruble inflation (CPI)	15.1%	18.8%	20.2%
Nominal devaluation (RUR v. U.S.$)	5.5%	7.0%	4.3%
Real appreciation (RUR v. U.S.$)	9.1%	11.0%	15.2%

Tax burden

Given the relative size of our activities in Russia, our tax profile is largely determined by the taxes payable in Russia (based on Russian accounting records – not U.S. GAAP). For 2002, 2001 and 2000 the tax charge on the Russian part of our operations was more than 95% of our total tax charge.

In addition to profits tax, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. Taxes to which we are subject include:

- extraction tax;
- social taxes;
- excise and export tariffs;
- sales tax and VAT;
- property tax;
- other local and regional taxes

Our tax strategy is to structure our affairs to limit our overall tax burden, consistent with our understanding of the legal requirements in effect at the time. This historically resulted in significant tax savings, however, due to changes in tax legislation such savings were limited during 2002 and are expected to be limited in future periods. Our effective income tax rates for 2002, 2001 and 2000, respectively, were 29%, 24% and 19%, while the statutory income tax rates in Russia were 24%, 35% and 30% in 2002, 2001 and 2000, respectively. The effective rates of total taxes and tariffs (total taxes, including income taxes, taxes other than on income and excise and export tariffs, divided by income before taxes and tariffs) for 2002, 2001 and 2000, respectively, were 72%, 60% and 45%.

Effective January 1, 2002, new taxation legislation was adopted by the Russian government. This tax legislation included a number of changes, the most significant of which were:

- a decrease in the maximum income tax rate to 24% from 35%;
- the removal of upper limits on the deductibility of expenses considered to be in the normal course of business;
- the removal of investment tax credits;
- the ability to offset exploration expenditure against income tax instead of against mineral replacement taxes; and
- a change in the basis of calculating mineral based taxes to take account of average world market prices rather than the weighted average of domestic and international selling prices.

These changes resulted in an increase of our effective tax rate and our total tax burden during 2002.

Also, during 2002, we agreed to settle certain claims made by the taxing authorities in respect of income and other taxes amounting to $103 million. We agreed to this settlement without prejudice.

Our tax planning and management strategies have been based on our understanding of tax legislation existing at the time of implementation. We are subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose significant additional taxes on us. We believe that we have adequately met and provided for tax liabilities based on our interpretation of existing tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

RESULTS OF OPERATIONS

The table below details certain income and expense items from our consolidated statements of income for the periods indicated. All items are presented in millions of US dollars, except for earnings per share data and the items expressed as a percentage of revenues.

	2002		2001		2000	
Revenues						
Sales (including excise and export tariffs)	15,334	99.3%	13,426	99.0%	13,210	98.3%
Equity share in income of affiliates	115	0.7%	136	1.0%	230	1.7%
Total revenues	**15,449**	**100.0%**	**13,562**	**100.0%**	**13,440**	**100.0%**
Costs and other deductions						
Operating expenses	(2,403)	(15.6)%	(2,584)	(19.1)%	(1,628)	(12.1)%
Costs of purchased crude oil and petroleum products	(2,693)	(17.4)%	(2,087)	(15.4)%	(2,597)	(19.3)%
Transportation expenses	(1,414)	(9.2)%	(919)	(6.8)%	(735)	(5.5)%
Selling, general and administrative expenses	(1,313)	(8.5)%	(1,375)	(10.1)%	(1,221)	(9.1)%
Depreciation, depletion and amortization	(824)	(5.3)%	(886)	(6.5)%	(838)	(6.2)%
Taxes other than income taxes	(1,972)	(12.8)%	(1,010)	(7.4)%	(1,050)	(7.8)%
Excise and export tariffs	(1,996)	(12.9)%	(1,456)	(10.7)%	(932)	(6.9)%
Exploration expense	(89)	(0.6)%	(144)	(1.1)%	(130)	(1.0)%
Loss on disposal and impairment of assets	(83)	(0.5)%	(153)	(1.1)%	(247)	(1.8)%
Income from operating activities	**2,662**	**17.2%**	**2,948**	**21.7%**	**4,062**	**30.2%**
Interest expense	(222)	(1.4)%	(257)	(1.9)%	(198)	(1.5)%
Interest and dividend income	160	1.0%	146	1.1%	209	1.6%
Currency translation loss	40	0.3%	(33)	(0.2)%	1	0.0%
Other non-operating income	11	0.1%	31	0.2%	71	0.5%
Minority interest	(69)	(0.5)%	(52)	(0.4)%	(61)	(0.5)%
Income before income taxes	**2,582**	**16.7%**	**2,783**	**20.5%**	**4,084**	**30.4%**
Current income taxes	(834)	(5.4)%	(861)	(6.3)%	(790)	(5.9%)
Deferred income tax benefit	95	0.6%	187	1.4%	18	0.1%
Total income tax expense	**(739)**	**(4.8)%**	**(674)**	**(4.9)%**	**(772)**	**(5.8)%**
Net income	**1,843**	**11.9%**	**2,109**	**15.6%**	**3,312**	**24.6%**
Basic earnings per share of common stock	2.26		2.68		4.83	
Diluted earnings per share of common stock	2.26		2.66		4.73	
Add back special items:						
Charges for settlement of tax claims	103	0.7%	–	–	–	–
Pension adjustment	39	0.3%	–	–	–	–
Net income excluding special items	**1,985**	**12.9%**	**2,109**	**15.6%**	**3,312**	**24.6%**
Basic EPS, excluding special items	2.43		2.68		4.83	
Diluted EPS, excluding special items	2.43		2.66		4.73	

2001-2002 net income reconciliation (bln USD)



Net income 2001
2.11
Increase in revenues
1.28
Decrease in operating and SG&A expenses
0.24
Уменьшение прочих расходов
0.21
Increase in transportation expenses
(0.50)
Increase in taxes other then income (incl. excise)
(1.50)
Net income 2002
1.84
Net income 2002 excluding special items
1.98
0
1
2
3
4

Special items *Our effective income tax rate in 2002 increased as a result of settlement of claims with tax authorities in respect to income tax and other taxes relief received in 2001. The Company agreed to settle these claims without prejudice and accrued a provision of $103 million in the third quarter. Substantial part of this amount was paid to the budget in December 2002. Management is not expecting any other claims from tax authorities related to tax relief received in prior periods.*

Due to an improvement of the information gathering process, availability of additional data and the increased stability of the Russian economy, we have significantly revised our actuarial assumptions reducing our pension obligation. During 2002 we have recorded a pension expense of $82 million, which we expect to be reduced by approximately $39 million in future years as a result of the reduced benefit obligation.

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales

This table represents major factors that led to the increase in our sales:

Total sales in 2001 (millions of US dollars)	**13,426**
Change in a sales mix	691
Change in volumes sold	778
Change in prices of oil and oil products	216
Increase of other sales (including petrochemicals)	223
Total sales in 2002 (millions of US dollars)	**15,334**

Our sales increased by $1,908 million, or 14.2%, from 2001 to 2002, primarily as a result of change in sales mix and increased volumes. Our revenues from sales of crude oil decreased by $138 million, or 2.8%, and our sales of refined products increased by $1,823 million, or 25.0%. The total volume of crude oil and refined products sold reached 80.7 million tonnes, that is 4.8% more than for the same period of 2001.

The proportion of our sales volumes represented by refined products was 57.0% compared to 50.6% in the 2001. This is the result of the Company's strategy to increase the share of exports in the total volume of sales, which was realized mainly through an increase of refined products exports. The proportion of our international sales volumes, including both crude oil and refined products, reached 66.0% in 2002 compared to 60.0% in 2001.

2001-2002 sales reconciliation (bln USD)



Total sales 2001
13.4
Change in sales mix
0.69
Change in volumes sold
0.77
Change in prices of oil and refined products
0.22
Increase in other sales (incl. petrochamicals)
0.22
Total sales 2002
15.3
12
13
14
15
16

The following sets out our sales volumes and realized prices for the years ended December 31, 2002 and 2001:

Sales breakdown	2002		2001	
	(millions of US dollars)			
Crude oil				
International sales	4,336	28.3%	3,951	29.4%
Domestic sales	469	3.1%	992	7.4%
	4,805	**31.4%**	**4,943**	**36.8%**
Refined products				
International sales	6,225	40.6%	4,690	34.9%
Domestic sales	2,883	18.8%	2,595	19.3%
	9,108	**59.4%**	**7,285**	**54.2%**
Petrochemicals				
International sales	392	2.6%	334	2.5%
Domestic sales	134	0.9%	159	1.2%
	526	**3.4%**	**493**	**3.7%**
Other	**895**	**5.8%**	**705**	**5.3%**
Total sales	**15,334**	**100.0%**	**13,426**	**100.0%**

Sales volumes	2002		2001	
	(thousands of barrels)			
Crude oil				
International sales	197,548		187,024	
Domestic sales	56,618		91,582	
Crude oil	(thousands of tonnes)			
International sales	26,951	33.4%	25,515	33.1%
Domestic sales	7,724	9.6%	12,494	16.2%
	34,675	**43.0%**	**38,009**	**49.4%**
Refined products	(thousands of tonnes)			
International sales	26,284	32.6%	20,725	26.9%
Domestic sales	19,727	24.4%	18,281	23.7%
	46,011	**57.0%**	**39,006**	**50.6%**
Total sales of crude oil and refined products volumes	**80,686**	**100.0%**	**77,015**	**100.0%**

Realized average sales prices	2002		2001	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
- crude oil	21.95	160.88	21.13	154.85
- refined products		236.85		226.30
Average realized price within Russia				
- crude oil	8.28	60.72	10.83	79.40
- refined products		146.14		141.95


Sales structure (bln USD)
2001
2002
0 2 4 6 8 10 12 14 16 18
Crude oil
Refined products
Others


Export sales and sales on international markets to total volume of sales
2001
2002
0% 10% 20% 30% 40% 50% 60% 70%


Share of oil products in total export volumes and volumes of international sales
2001
2002
0% 10% 20% 30% 40% 50% 60%


Refined products to total volume of sales
2001
2002
0%
10%
20%
30%
40%
50%
60%


Share of oil products in total export sales and international sales
2001
2002
0%
10%
20%
30%
40%
50%
60%
70%

The increase in our sales was principally due to the following:

International crude oil

Revenues from our crude oil sales outside Russia increased by $385 million, or 9.7% as a result of two factors: a) an increase in the average realized prices from $21.13 per barrel in 2001 to $21.95 per barrel in 2002, or 3.9%, which resulted from the increase in the price of Urals blend; b) an increase in sales volumes of 10.5 million barrels, or 5.6%.

Domestic crude oil

Our revenues from crude oil sales on the domestic market decreased by $523 million, or 52.7%, as a result of decreases in prices and volumes. The average realized price decreased by $2.55 per barrel, or 23.5%, to $8.28 per barrel in 2002. Volumes of domestic crude oil sales decreased by 35.0 million barrels, or 38.2%. This change primarily resulted from an increase in refining volumes, including processing at Nizhegorodnefteorgsintez, and from an increase in export volumes.

International refined products

Our revenues from sales of refined products outside Russia increased by $1,535 million, or 32.7%. This was a result of an increase in volumes sold of 5.6 million tonnes, or 26.8%. The average realized prices on refined products increased slightly by $10.55 per tonne, or 4.7%.

Domestic refined products

Our revenues from sales of refined products on the domestic market increased by $288 million, or 11.1%. Volumes of domestic refined products sales increased by 1.4 million tonnes, or 7.9%. The average realized price on refined products sold within Russia increased by $4.19 per tonne, or 2.9%.

Petrochemicals

Sales of Petrochemicals increased by $33 million, or 6.7%, basically due to a reallocation of sales from the domestic to international market with a corresponding increase in average price and processing at the newly acquired LUKOR petrochemical refinery.

Other sales

Other sales increased by $190 million or 27.0% as a result of increased activity of providing services to third parties such as transportation, construction and consumer goods.

Equity share in income of affiliates

Our equity share in income of affiliates accounted for using the equity method was $115 million. This was $21 million, or 15.4%, less than in the previous period. In general, this change was caused by obtaining control over certain affiliate companies in the second half of 2001, while before that these companies were accounted for using the equity method.

Operating expenses	2002	2001
	(millions of US dollars)	
Extraction expenses	1,355	1,411
Refining expenses	417	426
Processing costs on the affiliated refinery	131	109
Other operating expenses	500	638
Total operating expenses	**2,403**	**2,584**
Costs of purchased crude oil and petroleum products	**2,693**	**2,087**


Operating expenses structure (mln USD)
2001
2002
0
500
1000
1,500
2,000
2,500
Extraction expenses
Refining expenses
Processing costs on the affiliated refineries
Other operating expenses

Operating expenses, consisting primarily of direct operating and labor costs associated with our exploration and production and refining, marketing and distribution activities, have decreased by $181 million, or 7%, primarily as a result of our corporate cost saving program. Costs of purchased crude oil and petroleum products have increased $606 million, or 29%, in comparison with the same period of 2001 primarily as a result of the increase in volumes of crude oil and petroleum products purchased for resale.

The following table summarizes our production and purchases data:

	2002		2001	
	(thousands barrels)	(thousands tonnes)	(thousands barrels)	(thousands tonnes)
Crude oil produced by consolidated subsidiaries	522,446	71,275	514,540	70,196
Crude oil produced by affiliates	62,853	8,575	58,935	8,040
Crude oil purchased	60,736	8,286	52,250	7,128
Gas produced	19,873		17,535	
Refined products produced at Group's refineries		33,652		29,366
Refined products produced at affiliated refinery (Nizhegorodnefteorgsintez)		5,567		4,823
Refined products purchased		7,399		7,059

Our extraction expenses decreased by $56 million, or 4.0%. At the same time average extraction costs per barrel decreased from $2.74 per barrel in 2001 to $2.60 per barrel in 2002. The decrease in the average extraction costs per barrel resulted from our cost reduction policy, primarily from shutting-in low-producing wells and from increasing oil flows as a result of using artificial stimulation and other technologies.

The volume of oil extracted by our subsidiaries in 2002 was 71.3 million tonnes (522 million barrels), while in 2001 it was 70.2 million tonnes (515 million barrels). Average daily production in 2002 reached 1,431 thousand barrels per day, which is 1.4% more than in the same period of 2001 (average daily production for that period was 1,411 mbbls per day).

Our extraction expenses include expenditures related to current repairs of extraction equipment, labor costs, expenses of artificial stimulation of reservoirs, fuel and electricity costs and other similar costs. Other operating expenses of our oil production companies are excluded from extraction expenses. These other operating expenses are related to sale of other services and goods (such as electricity, heat, etc.) and are included in other operating costs.

Refining expenses at our refineries decreased by $9 million, or 2.1%, from 2001 to 2002. This was primarily caused by the closure of the Petrotel SA refinery in July 2001. The decrease in our refining expenses due to the closure of Petrotel SA was partially offset by an increase in refining expenses of Nizhegorodnefteorgsintez refinery. Operating expenses of Nizhegorodnefteorgsintez were included in our refining expenses starting from July 2002, when it became a consolidated subsidiary.

Our processing costs at the affiliated refinery (Nizhegorodnefteorgsintez) increased by $22 million, or 20%, in comparison with 2001. The increase in processing costs was caused by an increase of volumes processed by 0.7 million tonnes, or 15%. During 2002 total processed volumes at Nizhegorodnefteorgsintez increased to 10.3 million tonnes, or by 113% in comparison with 2001. Nizhegorodnefteorgsintez became a consolidated subsidiary in July 2002.

Other operating expenses include operating expenses of petrochemical companies as well as costs of other services provided and goods sold (such as electricity, heat, etc.) by our production companies and operating expenses of other non-core businesses. Reduction of other expenses in the amount of $138 million was caused by a decrease in other operating activities and divestments of certain non-core businesses.

Costs of purchased crude oil and petroleum products increased by $606 million, or 29%, in comparison with the prior period primarily due to a significant increase in volumes purchased (crude oil by 8.5 million barrels, refined products by 0.34 million tonnes) and a slight increase in prices.

Transportation expenses

Our transportation expenses increased by $495 million, or 53.9%, in comparison with 2001. The increase in transportation expenses was principally caused by an increase of all transport tariffs, the increase in sales volumes described above and a change in product mix – increase in volume of refined products sold as a percentage of total volume sold.

Selling, general and administrative expenses

Our other selling, general and administrative expenses decreased by $62 million, or 4.5%, in comparison with 2001. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff cost), insurance costs, costs of maintenance of social infrastructure and other expenses.

The decrease was attributable to a reduction in 2002 of $141 million in costs relating to achieving certain tax efficiencies, which are no longer available to the Company. This was offset by an increase of $79 million resulting primarily from an increase in selling expenses related to the growth in the international wholesale and retail business and increases in salaries and performance related pay.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets, amortization of goodwill (for 2001 only) and intangible assets and provision for abandonment and site restoration costs. Our depreciation, depletion and amortization expenses decreased by $62 million, or 7.0%, in comparison to the prior period. This decrease resulted from our discontinuance of amortization of goodwill during 2002 and also due to a decrease in applied depletion rates resulting from revisions of the Company's proved reserves and revisions of future abandonment and site restoration costs of our productive oil and gas assets.

Taxes other than income taxes

Taxes other than income taxes include extraction tax, road user's tax, property tax and social taxes. Beginning January 1, 2002 some taxes, including royalty tax, mineral replacement tax and excise on crude oil sales, were canceled and replaced with a unified extraction tax. This unified extraction tax led to an increase of these expenses by $737 million (including the effect of excise tax on sale of crude oil, discussed below), or 100%, in comparison to the same period in 2001. Other taxes increased by $52 million..

	2002		2001	
	Russian	International	Russian	International
		(millions of US dollars)		
Extraction tax	1,472	–	–	–
MRT	–	–	215	–
Royalty	–	–	347	–
Social security taxes and contributions	191	7	197	4
Road taxes	126	–	100	–
Property taxes	89	12	72	11
Other taxes	48	27	35	29
	1,926	46	966	44
Total		**1,972**		**1,010**

Excise and export tariffs

Our excise and export tariffs include duties on the sale of refined products and export duties on the export of crude oil and refined products. Excise and export tariffs increased by $540 million, or 37%, compared to the prior period (or, excluding the effect of excise tax on sale of crude oil, $713 million, or 55.6%). The increase in the total amount of excise and export tariffs expense resulted mainly from an increase in excise tax rates and volumes of petroleum products and the elimination of certain excise concessions previously available to the Company. The increase in international excise taxes on refined products resulted from an increase in excise taxes and fuel sales taxes and from an increase in volumes of products sold across our international group as well as the increase in our refining.

	2002		2001	
	Russian	International	Russian	International
		(millions of US dollars)		
Excise tax and sales taxes on refined products	387	811	176	276
Excise tax on sale of crude oil	–	–	173	–
Export duties	796	2	831	–
	1,183	813	1,180	276
Total		**1,996**		**1,456**

Exploration expenses

The costs we incur in our exploratory drilling efforts are capitalized to the extent that our exploration efforts are successful and otherwise are charged to expense. During 2002, the amount charged to exploration expense decreased in comparison with the prior period by $55 million, primarily due to higher level of successful drilling.

Loss on disposal and impairment of assets

Loss on disposal and impairment of assets in 2002 was $83 million compared to $153 million in 2001. The change of $70 million, or 45.8%, was due to impairment of goodwill relating to Petrotel and other investments recorded in 2001.

Interest expense

Interest expense decreased by $35 million, or 13.6%, compared to 2001 primarily due to a decrease in interest rates. The weighted-average interest rate on short-term borrowings from third parties was 6.0% per annum and 6.7% per annum as of December 31, 2002 and 2001, respectively. The weighted-average interest rate on long-term loans and borrowings from third parties was 5.58%, and 6.32% per annum as of December 31, 2002 and 2001, respectively.

Interest and dividend income

Interest and dividend income increased primarily due to an increase in cash balances and investments held.

Currency translation gain (loss)

During 2002, we recorded a currency translation gain of $40 million compared to a currency translation loss of $33 million in 2001. During 2002 we were in a net liability position for our Russian rouble denominated monetary assets which resulted in a gain of $40 million.

Income taxes

Our total income tax expense in 2002 increased by $65 million or 9.6% compare to 2001 while our income before income tax decreased by $201 million. A reconciliation of our statutory income tax rate to our effective tax rate (total income taxes divided by income before income taxes) is provided in note 14 to the consolidated financial statements.

Our effective tax rate in 2002 was 28.6%. This rate was higher than the 24% maximum statutory rate for the Russian Federation primarily because the Company was no longer able to use certain tax incentives and concessions that were previously available, but no longer allowed in 2002 by changed tax legislation. Also, some costs incurred during the year were not tax deductible or were only deductible to a certain limit, thus increasing the effective tax rate.

Our effective tax rate in 2001 was 24.2% in 2001. This rate was less than the 35% statutory maximum rate for Russian Federation primarily because of concessional tax rates we were able to utilize and the use of investment tax credits in certain subsidiaries in several tax jurisdictions both within Russia and internationally.

Year ended December 31, 2001 compared to year ended December 31, 2000

Sales

The following sets out our sales breakdown, sales volumes and realised prices for the years ended December 31, 2001 and 2000:

Sales breakdown	2001		2000	
	(millions of US dollars)			
Crude oil				
International sales	3,951	29.4%	4,380	33.2%
Domestic sales	992	7.4%	1,471	11.1%
	4,943	**36.8%**	**5,851**	**44.3%**
Refined products				
International sales	4,690	34.9%	4,076	30.9%
Domestic sales	2,595	19.3%	2,287	17.3%
	7,285	**54.2%**	**6,363**	**48.2%**
Petrochemicals				
International sales	334	2.5%	97	0.7%
Domestic sales	159	1.2%	224	1.7%
	493	**3.7%**	**321**	**2.4%**
Other	705	5.3%	675	5.1%
Total sales	**13,426**	**100.0%**	**13,210**	**100.0%**

Our sales increased by $216 million, or 2%, from 2000 to 2001. Our revenues from the sales of crude oil decreased by $908 million, or 16%. This was offset by an increase in our revenues from the sale of refined products of $922 million, or 15%, predominantly due to our acquisition of Getty in December 2000. Other sales increased by $202 million, or 20%, as a result of an increase of sales of petrochemical products.

Sales volumes	2001		2000	
	(thousands of barrels)			
Crude oil				
International sales	187,024		173,715	
Domestic sales	91,582		90,501	
Crude oil	(thousands of tonnes)			
International sales	25,515	33.1%	23,699	33.1%
Domestic sales	12,494	16.2%	12,347	17.3%
	38,009	**49.4%**	**36,046**	**50.4%**
Refined productsl	(thousands of tonnes)			
International sales	20,725	26.9%	18,544	25.9%
Domestic sales	18,281	23.7%	16,921	23.7%
	39,006	**50.6%**	**35,465**	**49.6%**
Total sales of crude oil and refined products volumes	**77,015**	**100.0%**	**71,511**	**100.0%**

Realized average sales prices	2001		2000	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
- crude oil	21.13	154.85	25.21	184.82
- refined products		226.30		219.80
Average realized price within Russia				
- crude oil	10.83	79.40	16.25	119.14
- refined products		141.95		135.16
	2001		2000	
	(thousands barrels)	(thousands tonnes)	(thousands barrels)	(thousands tonnes)
Crude oil produced by company's subsidiaries	514,540		510,102	
Crude oil purchased	52,250		73,381	
Refined products produced by company's subsidiaries		34,189		32,156
Refined products purchased		7,059		4,261

The proportion of our volumes represented by refined products increased slightly in 2001 from 50% in 2000 to 51% in 2001, reflecting our strategy of increasing the proportion of our crude oil production that is refined. The impact of this strategy is understated, however, because we sold a portion of our crude oil production to domestic customers for refining in Russia and then repurchased and resold the refined products they produced. If we had had sufficient refining capacity of our own, these crude oil sales to domestic customers may have been reduced, and, as a result, the proportion, of our sales volumes represented by refined products may have been higher.

The overall increase in our sales revenue was principally due to the following:

International crude oil

Our revenues from the sale of crude oil outside Russia decreased by $429 million, or 10%. This was a result of a decrease in our average realised prices for crude oil of $4.08 per barrel, or 16%, reflecting the decrease in the price of Urals blend, partially offset by an increase in volumes sold of 13.3 million barrels, or 8%.

Domestic crude oil

Our revenues from the sale of crude oil on the domestic market decreased by $479 million, or 33%. This was a result of a decrease in our average realised price for crude oil sales in the domestic market of $5.42 per barrel, or 33%, partially offset by an increase in volumes sold in the domestic market of 1.1 million barrels, or 1%. The decrease in our realised price was due to the oversupply of oil that existed in the Russian market in the second half of the year.

International refined products

Our revenues from sales of refined products outside Russia increased by $614 million, or 15%. This was a result of a net increase in volumes sold of 2.2 million tonnes, or 12%. An increase of 2.8 million tonnes, attributable to refined product sales of Getty, was partially offset by a reduction in sales in other international markets due to the closure of Petrotel in July 2001.

Our average realised prices for refined products sold outside Russia increased by $6.5 per tonne, or 3%, principally due to the Getty acquisition. The types of products sold through Getty's distribution network (principally gasoline, diesel and heating oil) had an average selling price that was approximately 60% higher than our average realised selling price in other international markets. Excluding Getty, there was a general reduction in the average selling price in other markets of $18.41 per tonne, or 8%.

Domestic refined products

Our revenues from sales of refined products on the domestic market increased by $308 million, or 13%. This was due to an increase in volumes sold of 1.4 million tonnes, or 8%. Additionally there was an increase in our average realised price for refined product sales in the domestic market of $6.79 per tonne, or 5%, primarily as a result of an increase in excise taxes on gasoline, diesel and motor oil, which was included in our sales revenues.

Equity share in income of affiliates

Our equity share in income of affiliates, which in 2001 principally included our 72% interest in LUKOIL AIK, our 38% interest in LUKOIL-Neftegazstroi and our 50% interest in Turgai Petroleum, decreased by $94 million, or 41%, from 2000 to 2001. This decrease was a result of the following:

¤ reduced profitability of LUKOIL AIK of $16 million due to reduced margins resulting from lower realisations on crude oil sales and inflationary effects on operating costs;

¤ the impact of changes in our shareholding in LUKOIL-Perm of $53 million, as a result of which LUKOIL-Perm was fully consolidated in the second half of 2000 and all of 2001; and

¤ the impact of changes in our shareholding in RITEK of $8 million, as a result of which RITEK was fully consolidated in the second half of 2000 and all of 2001.

Operating expenses

Our operating expenses increased by $446 million, or 11%, from 2000 to 2001. As a proportion of revenues, operating expenses increased from 2000 to 2001 by 3%.

The increase in our operating expenses was primarily due to changes in our structure. During 2000, we consolidated LUKOIL-Perm and RITEK for only half of the year, included Getty only from December 2000 and did not consolidate KomiArcticOil. During 2001, all of these businesses were consolidated for the full financial year. Other increases related to employment expenditures, artificial stimulation costs and costs related to energy and extraction materials.

In our Exploration and Production segment, average operating costs per barrel extracted increased to $2.74 per barrel in 2001, from $2.52 per barrel in 2000. This was primarily due to increased activity related to well repairs, artificial stimulation and other repair programmes as well as increased production costs, primarily electricity and labour costs, to extract oil within our main western Siberian and European Russia production subsidiaries. Other costs increased in line with inflation.

In our Refining, Marketing and Distribution segment, the major operating expense was the cost of purchasing crude oil and refined products. Our cost of purchasing crude oil and refined products decreased by $510 million, or 20%. This was due to a general price decrease in market prices for crude oil and refined products and changes in the volumes purchased between the years.

Our average purchase price for crude oil and refined products decreased by $36 per tonne, or 19%. This price decrease was consistent with the decreases outlined in our analysis of revenue movements.

The volumes of crude oil we purchased decreased by 21 million barrels, or 29%, notwithstanding an increase in our sales volumes of crude oil of 14 million barrels. The main reasons for the reduction in our need to make crude oil purchases were as follows:

- an increase in our production of 5 million barrels. This relates to increases in production at our main production subsidiaries and the acquisition of AGD and Bitech;
- a decrease in the required feedstock for our international refineries of 10 million barrels. This decrease was principally a result of reduced production at our Petrotel refinery due to its closure; and
- a decrease in oil utilised in our own operations and a reduction of inventory balances totaling 21 million barrels; offset by
- an increase in feedstock provided to third party refineries under tolling arrangements of 22 million barrels.

The volumes of refined products we purchased increased by 3 million tonnes, or 75%. The major component of this increase in purchases of refined products was an increase of 2.8 million tonnes to meet the requirements of our Getty distribution network in the United States.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by $338 million, or 17%, to $2.3 billion in 2001 due to a number of factors.

These include:

- an increase of $184 million in transport tariffs and port costs as a result of increases in both volumes transported and tariff rates together with changes in customer and supplier terms;
- an increase of $147 million in sales commissions, advertising and charitable donations;
- increased staff and insurance costs; and
- our acquisition of Getty, contributing an additional $25 million in costs.

Offsetting these factors was a reduction in 2001 of $315 million in costs relating to achieving certain tax efficiencies. In addition, selling, general and administrative expenses in 2000 were reduced by the reversal of a provision recorded in 1999.

Depreciation, depletion and amortisation

Our depreciation, depletion and amortisation expenses increased by $48 million in 2001, or 6%, compared to 2000, primarily due to an increase in the provision for abandonment and site restoration costs of $35 million during 2001. This increased provision is a result of changes in the estimated costs of the future abandonment and restoration of our productive oil and gas assets.

Taxes other than income taxes

Our taxes other than income taxes include royalty tax, mineral replacement tax, road user's tax, property tax and social taxes. The majority of our taxes other than income taxes are based on either revenue, sales volumes or the value of our assets. The expenditures decreased by $40 million, or 4%, in 2001 compared to 2000, primarily due to a reduction in the rate of road user's tax from 2.5% to 1%.

Excise and export tariffs

Excise and export tariffs increased by $524 million, or 56%, from 2000 to 2001, and represented 10.7% of our revenues in 2001 compared to 6.9% in 2000. The main reason for this increase was a change in the basis of calculating crude oil export tariffs from a flat monetary amount per tonne in 2000 to a rate based on international crude oil prices for Urals blend in 2001.

Exploration expense

During 2001 the amount charged to exploration expense increased slightly in comparison with the prior period by $14 million, or 10%, primarily due to a higher level of exploration activity in our prospective regions.

Loss on disposal and impairment of assets

Our loss on disposal and impairment of assets decreased by $94 million in 2001, to $153 million, from $247 million in 2000. Included in the 2001 amount was $28 million attributable to the write-off of goodwill relating to Petrotel. The remaining portion of the 2001 loss was a result of disposals of non-core assets in our production subsidiaries of $84 million and an impairment provision raised against investments.

Interest expense

The increase in interest expense from $198 million in 2000 to $257 million in 2001 was primarily due to the increase in short-term and long-term borrowings. The average annual interest rate (calculated as interest expense to average balance of borrowings) was 6.4% in 2001 and 8.2% in 2000.

Interest and dividend income

Our interest and dividend income decreased by $63 million, or 30%, from 2000 to 2001, primarily due to changes in cash balances and investments held.

Income taxes

Our effective income tax rate, defined as our income taxes divided by our income before income taxes, was 24% in 2001 and 19% in 2000. Fluctuations in these rates from year to year were principally due to differing levels of concessional tax rates we were able to utilise and the use of investment tax credits in Russia.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

	2002	2001	2000
		(millions of US dollars)	
Net cash provided by operating activities	2,396	2,673	2,768
Net cash used in investing activities	(2,390)	(3,061)	(1,912)
Net cash provided by financing activities	96	471	(228)
Current ratio	1.35	1.48	1.65
Total net debt	2,941	2,258	1,175
Total Debt to Equity	30%	28%	22%
Long term debt to Long term debt and equity	11%	14%	12%
Total Net Debt to cash flow from operations	1.23	0.84	0.42

Sources of Capital

Our primary source of cash flow is funds generated from our operations. In 2002 cash generated by operating activities was $2,396 million, a decrease of $277 million from $2,673 million recorded in 2001 and of $372 million from the $2,768 million in 2000. Lower cash from operating activities in 2002 was primarily due to higher inventory balances, lower net income and the timing of settlements of the Company's payables and receivables.

In 2002 investing activities included $2,240 million of capital expenditures and acquisition costs and $302 million of investment purchases partially offset by asset and investment sale proceeds of $152 million. Net cash used in investing activities amounted to $2,390 million in 2002, a decrease of $671 million from the $3,061 million in 2001 and an increase of $478 million from the $1,912 million in 2000. Lower capital spending in 2002 compared with 2001 was due to a reduction of our capital expenditures program in line with the Company's strategic plan.

In 2002 cash provided from financing activities included $879 million from the issuance of long-term debt and $316 million of proceeds from sales of treasury stock. In addition, short-term borrowings increased by $203 million. Cash utilized by financing activities in 2002 included $579 million of debt repayments, $423 million of dividends paid on common shares and $326 million used for purchases of treasury stock. In 2002 net cash provided by financing activities decreased by $375 million from the $471 million in 2001. This was primarily the result of the lower borrowings and increased debt repayments in line with the Company's strategic plan to finance operations and capital expenditures from the net cash generated by operations.

The Company made payments of $423 million, $244 million and $118 million for dividends for common stock and preferred stock in 2002, 2001 and 2000, respectively.

As of December 31, 2002 our outstanding long-term debt amounted to $2,698 million, including amounts due within one year, compared to $2,426 as of December 31, 2001. The annual maturities of our total long-term debt are $1,032 million in 2003, $473 million in 2004, $503 million in 2005, $152 million in 2006, $408 million in 2007 and $130 million thereafter. As of December 31, 2002, the Company also had obligations under short-term borrowings, excluding current portion of long-term debt, and customer deposits in banking subsidiaries of $740 million and $755 million, respectively, compared with $553 million and $449 million as of December 31, 2001.

As of December 31, 2002 the Company had available unutilized credit facilities with a number of banks in the amount of $200 million. Interest rates on these facilities vary and are based on LIBOR.

The Company has a credit rating of BB- (RUAA) by Standard and Poor's which is one grade below the Russian country credit rating of BB (RUAAA). Our bond issues are also rated BB-.

Taking into account expected sufficient cash flow generation from our operations to cover our capital expenditures and approximately $1.4 billion proceeds from the sale of our interest in Azeri Chirag project received in April 2003, we plan to reduce our total debt, excluding customer deposits in our banking subsidiary, by approximately $400 million by the end of 2003. We also believe that the Company has sufficient borrowing capacity to meet unanticipated cash requirements, and during the periods of low commodity prices and narrow margins for refined products, it has the flexibility to increase borrowings and/or modify capital spending plans to continue paying the common stock dividend and to maintain the Company's high-quality debt ratings.

Analysis of capital expenditures	2002	2001	2000
		(millions of US dollars)	
Exploration and production			
– Russia	1,078	1,543	648
– International	333	246	297
Total exploration and production	1,411	1,789	945
Refining, marketing and distribution and other			
– Russia	683	645	738
– International	110	183	184
Total refining, marketing and distribution and other	793	828	922
Total cash and non-cash capital expenditures	**2,204**	**2,617**	**1,867**
Acquisitions of subsidiaries			
Exploration and production			
– Russia	67	467	45
– International	–	–	–
Total exploration and production	67	467	45
Refining, marketing and distribution and other			
– Russia	53	35	–
– International	57	59	118
Total refining, marketing and distribution and other	110	94	118
Less cash acquired	**(4)**	**(62)**	**(65)**
Total	**173**	**499**	**98**

According to our strategy the 40% increase of crude oil production up to 2013 will be achieved from new provinces which we started developing during last three years. The table below shows our historical capital expenditures included into exploration and production numbers above on new promising oil regions.

Exploration and production (Russia)	2002	2001	2000
		(millions of US dollars)	
Timan-Pechora	338	373	93
Caspian region	46	94	76

2003 Capital Expenditures Program

The Company estimates 2003 capital expenditures will be $2,583 million, which is about 17% higher than capital expenditures in 2002. About $2,036 million, or 79% of the total, is budgeted for exploration and production activities, with $627 million of that outside of Russia. Exploration and production expenditures will target the most promising exploratory prospects in Caspian region and major development projects in Timan-Pechora region. Refining, marketing and distribution capital spending is estimated to be $465 million, with $84 million of that outside of Russia. Refining, marketing and distribution expenditures in Russia will be allocated to upgrading our refineries and selling facilities. International refining, marketing and distribution capital spending will target refineries in Bulgaria and Ukrain.

The Company believes that, based on its current expectation for commodity prices for 2003, its capital expenditures program of $2,583 million will be funded by operating activities and, to the extent required, available lines of credit. In the event of significantly lower cash flow the Company is able to defer certain of its capital spending program without penalty.

GUARANTEES, OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS, AND OTHER CONTINGENCIES

Financial Guarantees

						Commitment Expiration by Period	
Millions of dollars	**Total**	**2003**	**2004**	**2005**	**2006**	**2007**	**After**
Guarantees of equity affiliate's debt	629	–	13	25	25	31	535
Guarantees of third party's debt	38	13	–	25	–	–	–

As of December 31, 2002 the Company provided guarantees of $629 million for loans of equity investees and $38 million for third parties. There are no amounts being carried as liabilities for the Company's obligations under these guarantees. Guarantees issued in regard to equity investees relate to borrowings for capital projects or general corporate purposes. These guarantees were undertaken to enhance the credit standing of the affiliated operations and to achieve lower interest rates. Under the terms of guarantees, the Company would be required to perform should an affiliate be in default of its loan term, generally for the full amount disclosed. There are no provisions for recourse to third parties, and no assets are held as collateral for the obligations of affiliates. One of the guarantees is secured by the shares of an affiliated company held by the Group, the carrying amount of which was approximately $1 million as of December 31, 2002. No collateral secures other guarantees. See Note 19, "Letters of credit and financial guarantees."

Capital Commitments and contractual obligations

The Company and it's subsidiaries have significant capital commitments in respect to oil and gas fields development in Russia. These commitments are regulated by law and described in the individual license agreements. Also we have long term lease obligations for retail outlets in US.

The following table displays our total on and off balance sheet contractual obligations:

Contractual obligations:

						Payments Due by Period	
Millions of dollars	**Total**	**2003**	**2004**	**2005**	**2006**	**2007**	**After**
On balance sheet:							
Short term debt	740	740	–	–	–	–	–
Long-term bank loans and borrowings	1,511	422	400	477	133	40	39
Long-term non-bank loans and borrowings	192	50	62	15	8	5	52
1% Convertible US dollar bonds	455	455	–	–	–	–	–
3.5% Convertible US dollar bonds	351	–	–	–	–	351	–
Variable interest unsecured ruble bonds	94	94	–	–	–	–	–
Capital lease obligations	95	11	11	11	11	12	39
TOTAL	**3,438**	**1,772**	**473**	**503**	**152**	**408**	**130**
Off balance sheet							
Operating lease obligations	850	74	73	72	73	62	496
Capital commitment in Neftohim Burgas refinery (Bulgaria)	112	38	43	31	–	–	–
Capital commitment in Petrotel refinery (Romania)	107	43	10	11	10	33	–
Capital commitment in PSA	138	77	12	1	2	1	45
Capital commitment under oil and gas license agreements in Russia	3,037	788	492	492	492	491	282
TOTAL	**4,244**	**1,020**	**630**	**607**	**577**	**587**	**823**

Litigation On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against AGD, a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court of Denver, Colorado dismissed ADC's action against the Defendants based on lack of jurisdiction. On November 22, 2002, the Denver District Court denied ADC's request for reconsideration of the Court's October 15th order dismissing the case. ADC has subsequently filed an appeal with the Court of Appeals in the State of Colorado. The Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Environmental The Company maintains provision for dismantlement, abandonment and restoration of it's oil and gas properties at the end of their productive lives. Many of these costs are related to environmental issues. Expenses are recorded on units of production basis and accrued liability recorded as part of "Accumulated depreciation, depletion and amortisation". Please, refer to Note 2 of our consolidated financial statements for information related to the Company's 2003 implementation of Financial Accounting Standards Board (FASB) Standard No. 143, "Accounting for Assets Retirement Obligations". The following table displays the annual changes to the company's environmental reserves.

	2002	**2001**	**2000**
		(millions of US dollars)	
Balance at January 1	368	247	172
Accrual of provision	45	125	92
Expenditures	(12)	(4)	(17)
Balance at December 31	401	368	247

Other matters During July 2001, the Group temporarily shut down operations of the Petrotel SA refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these consolidated financial statements. Management has recently completed and approved the results of a feasibility study and investment program to upgrade the Petrotel SA refinery and resume operations during 2004. However, if management ultimately decides to sell or abandon the refinery, the Group may be exposed to losses on the carrying value of property, plant and equipment of up to approximately $60 million. Additionally, a decision to abandon the refinery may result in claims against the Group's future investment commitments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest rate risk. We are exposed to changes in interest rates, primarily associated with our variable rate short-term and long-term borrowings. We do not utilize any interest rate swaps or other derivatives to hedge against the risk of changes in interest rates on our variable rate debt. Utilizing the actual interest rates in effect and the balance of our variable rate debt as of December 31, 2002 and assuming a 10% change in interest rates and no change in the balance of debt outstanding, the potential effect on annual interest expense would not be material to our results of operations.

Foreign currency risk. The countries in which our principal operations are located have been subject to hyperinflation for a substantial period and during the last 10 years the local currency has been subject to large devaluations. As a result we are subject to the risk that the local currency may suffer future devaluation that may subject us to losses, depending on our net monetary asset position. We currently do not use any formal hedging arrangements to minimize the effect of these potential losses. Additionally, because we have operations in a number of other countries we are required to conduct business in a variety of foreign currencies and, as a result, we are subject to foreign exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on our geographically diverse operations are varied. We currently do not utilize any foreign currency exchange contracts to hedge against the risk of adverse foreign currency movements. We recognized net foreign currency translation gains (losses) of $40 million, $(33) million and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Commodity instruments. We make limited use of commodity instruments in our operations. The use of such instruments relates to limited marketing and trading of petroleum products outside of our physical crude oil and products businesses. This includes the use of futures contracts together with purchase and sale contracts that qualify as derivative instruments. The Company maintains a system of controls over these marketing and trading activities that includes policies covering the authorization, reporting and monitoring of derivative activity. We do not believe our derivative activities pose material credit or market risks to our operations, financial condition or liquidity. We recognized a net loss of $5 million during 2002 associated with such activities. The volume of petroleum products under contracts that were physically settled during 2002 related to this activity was 593,000 tonnes. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheet as of December 31, 2002 was a net payable of $6 million. The derivative activity during 2001 and 2000 was negligible.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 2, "Summary of significant accounting policies," for descriptions of the Company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

Successful Efforts Accounting for Oil and Gas Activities

Accounting for oil and gas activities is subject to special accounting rules that are unique to the oil and gas industry. Property acquisitions, successful exploratory wells, all development costs and support equipment and facilities are capitalized. Artificial stimulation and well work-over costs are included in operating expenses as incurred.

Property Acquisition Costs

For individually significant undeveloped properties, management periodically performs impairment test based on exploration and drilling efforts to date. For undeveloped properties acquisition costs that individually are relatively small, management exercises judgment and determines a periodic property impairment charge that is reported in exploration expense.

Exploratory Costs

For exploratory wells, drilling costs are temporarily capitalized, or «suspended,» on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure would be required before production could begin, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. Unlike license acquisition costs, there is no periodic impairment assessment of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term.

Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered proved if they can be produced economically as demonstrated by either actual production or conclusive formation tests. Reserves which must be produced through the application of enhanced recovery techniques are included in the proved category only after successful testing by a pilot project or operation of an installed program in the same reservoir that provides support for the engineering analysis on which the project was based. Proved developed reserves are expected to be produced through existing wells and with existing facilities and operating methods.

The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the Company's plans.

Impairment Of Long-Lived Assets

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value usually is based on the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, prices and costs, considering all available information at the date of review.

Site Restoration and Abandonment Costs

Under various laws, contracts, permits and regulations, the Company has legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest site restoration and abandonment obligations facing the Company relate to wells and oil and gas production facilities and pipelines. The estimated undiscounted site restoration and abandonment costs, net of salvage values, are accrued, using primarily the unit-of-production method, over the productive life of the asset. Estimating the future site restoration and abandonment costs necessary for this accounting calculation is difficult. Most of these obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations.

Legal, Environmental Remediation and Other Contingent Matters

The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can be reasonably estimated. When the loss is determined it is charged to net income. The Company's management must continually monitor known and potential contingent matters and make appropriate provisions by charges to net income when warranted by circumstance.

Defined Benefit Pension Plan

Determination of the projected benefit obligations for the Company's defined benefit pension plan is important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. This also impacts the required Company contributions into the plans. The actuarial determination of projected benefit obligations and Company contribution requirements involves judgment about uncertain future events, including estimated retirement dates, salary levels at retirement, mortality rates, lump-sum election rates and rates of return on plan assets. Due to the specialized nature of these calculations, the Company engages outside actuarial firms to assist in the determination of these projected benefit obligations. Ultimately, the Company will be required to fund all promised benefits under pension benefit plans not funded by plan assets or investment returns, but the judgmental assumptions used in the actuarial calculations significantly affect periodic financial statements and funding patterns over time. Benefit expense is particularly sensitive to the discount rate and return on plan assets assumptions. A 1 percent decrease in the discount rate would increase annual benefit expense by $3.5 million, while a 1 percent decrease in the return on plan assets assumption would increase annual benefit expense by $0.3 million.

New Accounting Pronouncements

There are a number of new FASB Statements of Financial Accounting Standards (SFAS) and Interpretations that the Company implemented either in December 2002 or January 2003, as required: SFAS No. 143, «Accounting for Asset Retirement Obligations;» SFAS No. 145, «Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections;» SFAS No. 146, «Accounting for Costs Associated with Exit or Disposal Activities;» SFAS No. 148, «Accounting for Stock-Based Compensation—Transition and Disclosure;» Interpretation No. 45, «Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others;» and Interpretation No. 46, «Consolidation of Variable Interest Entities.» In addition, in 2003, the FASB is expected to issue SFAS No. 149, «Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.» For additional information about these, see Note 2, "Summary of significant accounting policies,"

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- *statements of our plans, objectives or goals, including those related to products or services;*
- *statements of future economic performance; and*
- *statements of assumptions underlying such statements.*

Forward looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios. Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors include:

- *inflation, interest rate and exchange rate fluctuations;*
- *the price of oil;*

- the effects of, and changes in, Russian government policy;
- the effects of competition in the geographic and business areas in which we conduct operations;
- the effects of changes in laws, regulations, taxation or accounting standards or practices;
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and, subject to any continuing obligations under the Listing Rules of the U.K. Listing Authority, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

CONSOLIDATED FINANCIAL STATEMENTS 2002, 2001

(prepared in accordance with US GAAP)

Independent Auditors' Report

To the Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

May 30, 2003

Moscow, Russian Federation

(Millions of US dollars, unless otherwise noted)

	Note	2002	2001
Assets			
Current assets			
Cash and cash equivalents	3	1,252	1,170
Short-term investments		278	218
Accounts and notes receivable, net	5	2,511	2,230
Inventories	6	1,063	829
Prepaid taxes and other expenses		736	889
Other current assets		356	340
Assets held for sale	10	279	–
Total current assets		**6,475**	**5,676**
Investments	7	859	770
Property, plant and equipment	8	13,499	12,296
Deferred income tax assets	14	206	291
Goodwill and other intangible assets	9	399	485
Other non-current assets		563	424
Total assets		**22,001**	**19,942**
Liabilities and Stockholders' equity			
Current liabilities			
Accounts payable		1,293	1,402
Short-term borrowings and current portion of long-term debt	11	1,772	1,031
Customer deposits placed in banking subsidiaries	12	755	449
Taxes payable		640	522
Other current liabilities		337	421
Total current liabilities		**4,797**	**3,825**
Long-term debt	13, 17	1,666	1,948
Deferred income tax liabilities	14	261	390
Other long-term liabilities		397	463
Minority interest in subsidiary companies		880	931
Total liabilities		**8,001**	**7,557**
Stockholders' equity			
Common stock			
(850 million shares of par value of 0.025 Russian rubles each, authorized in 2002 and 2001; 850 million shares issued in 2002 (including 7 million held by subsidiaries) and in 2001 (including 19 million held by subsidiaries); 816 million and 805 million shares outstanding in 2002 and 2001, respectively)	16	15	15
Treasury stock			
(common stock, at cost; 27 million and 26 million shares in 2002 and 2001, respectively)		(428)	(403)
Additional paid-in capital		3,229	3,044
Retained earnings		11,186	9,738
Accumulated other comprehensive loss		(2)	(9)
Total stockholders' equity		**14,000**	**12,385**
Total liabilities and stockholders' equity		**22,001**	**19,942**

President of OAO LUKOIL
Alekperov V.Y.

Chief accountant -Vice-President of OAO LUKOIL
Khoba L.N.

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Income
For the years ended December 31, 2002, 2001 and 2000
(Millions of US dollars, except share data)

	Note	2002	2001	2000
Revenues				
Sales (including excise and export tariffs)	22	15,334	13,426	13,210
Equity share in income of affiliates	7	115	136	230
Total revenues		**15,449**	**13,562**	**13,440**
Costs and other deductions				
Operating expenses		(2,403)	(2,584)	(1,628)
Cost of purchased crude oil and petroleum products		(2,693)	(2,087)	(2,597)
Transportation expenses		(1,414)	(919)	(735)
Selling, general and administrative expenses		(1,313)	(1,375)	(1,221)
Depreciation, depletion and amortization		(824)	(886)	(838)
Taxes other than income taxes	14	(1,972)	(1,010)	(1,050)
Excise and export tariffs		(1,996)	(1,456)	(932)
Exploration expense		(89)	(144)	(130)
Loss on disposal and impairment of assets		(83)	(153)	(247)
Income from operating activities		**2,662**	**2,948**	**4,062**
Interest expense		(222)	(257)	(198)
Interest and dividend income		160	146	209
Currency translation gain (loss)		40	(33)	1
Other non-operating income		11	31	71
Minority interest		(69)	(52)	(61)
Income before income taxes		2,582	2,783	4,084
Current income taxes		(834)	(861)	(790)
Deferred income taxes		95	187	18
Total income tax expense	**14**	**(739)**	**(674)**	**(772)**
Net income		**1,843**	**2,109**	**3,312**
Dividends declared on preferred stock		–	(157)	(47)
Net income available for common stockholders		**1,843**	**1,952**	**3,265**
Basic earnings per share of common stock (US dollars)	16	2.26	2.68	4.83
Diluted earnings per share of common stock (US dollars)	16	2.26	2.66	4.73

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2002, 2001 and 2000
(Millions of US dollars, unless otherwise noted)

	2002		2001		2000	
	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income
Common stock						
Balance at January 1	15		14		14	
Conversion of preferred stock into common stock	–		1		–	
Outstanding at December 31	**15**		**15**		**14**	
Preferred stock						
Balance at January 1	–		1		1	
Conversion of preferred stock into common stock	–		(1)		–	
Outstanding at December 31	**–**		**–**		**1**	
Treasury stock						
Balance at January 1	(403)		(376)		(549)	
Stock purchased	(326)		(185)		(1,021)	
Stock issued	301		158		1,194	
Balance at December 31	**(428)**		**(403)**		**(376)**	
Additional paid-in capital						
Balance at January 1	3,044		2,895		2,816	
Premium on new shares issued	170		147		–	
Contributions required and received under privatization tender	–		–		117	
Proceeds from issuance of treasury stock in excess of carrying amount	15		2		292	
Put option on Company's common stock	–		–		(330)	
Balance at December 31	**3,229**		**3,044**		**2,895**	
Retained earnings						
Balance at January 1	9,738	–	7,994	–	4,803	–
Net income	1,843	1,843	2,109	2,109	3,312	3,312
Dividends on preferred stock	–	–	(157)	–	(47)	–
Dividends on common stock	(395)	–	(208)	–	(74)	–
Balance at December 31	**11,186**		**9,738**		**7,994**	
Accumulated other comprehensive loss, net of tax						
Balance at January 1	(9)		(9)		(12)	
Foreign currency translation adjustment	(7)	(7)	14	14	3	3
Minimum pension liability adjustment	14	14	(14)	(14)	–	–
Balance at December 31	**(2)**		**(9)**		**(9)**	
Total comprehensive income for the year		1,850		2,109		3,315
Total stockholders' equity as of December 31	**14,000**		**12,385**		**10,519**	

	Share activity		
	2002 (millions of shares)	2001 (millions of shares)	2000 (millions of shares)
Common stock, issued			
Balance at January 1	850	738	738
Issuance of common stock	–	35	–
Conversion of preferred stock into common stock (1 preference share into 1 common share)	–	77	–
Balance at December 31	**850**	**850**	**738**
Preferred stock			
Balance at January 1	–	77	77
Conversion of preferred stock into common stock	–	(77)	–
Balance at December 31	**–**	**–**	**77**
Treasury stock			
Balance at January 1	(26)	(23)	(62)
Purchase of treasury stock	(21)	(17)	(88)
Sales of treasury stock	20	14	127
Balance at December 31	**(27)**	**(26)**	**(23)**

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000
(Millions of US dollars)

	2002	2001	2000
Cash flows from operating activities			
Net income	**1,843**	**2,109**	**3,312**
Adjustments for non-cash items:			
Depreciation, depletion and amortization	824	886	838
Equity share in income of affiliates	(115)	(136)	(230)
Loss on disposal and impairment of assets	83	153	247
Deferred income taxes	(95)	(187)	(18)
Non-cash currency translation (loss) gain	(21)	24	(29)
Non-cash investing activities	(72)	(96)	(177)
All other items – net	93	181	155
Changes in operating assets and liabilities:			
Accounts and notes receivable	(125)	931	(1,142)
Short-term loans receivable of a banking subsidiary	39	(95)	(71)
Net movements of short-term borrowings of a banking subsidiary	171	208	102
Inventories	(201)	(56)	(50)
Accounts payable	(273)	(1,077)	541
Taxes payable	30	109	(195)
Other current assets and liabilities	215	(281)	(515)
Net cash provided by operating activities	**2,396**	**2,673**	**2,768**
Cash flows from investing activities			
Capital expenditures	(2,072)	(2,521)	(1,674)
Proceeds from sale of property, plant and equipment	34	45	10
Purchases of investments	(302)	(314)	(197)
Proceeds from sale of investments	118	228	47
Acquisitions of subsidiaries, net of cash acquired	(168)	(499)	(98)
Net cash used in investing activities	**(2,390)**	**(3,061)**	**(1,912)**
Cash flows from financing activities			
Net movements of short-term borrowings	203	121	11
Proceeds from issuance of long-term debt	879	938	291
Principal payments of long-term debt	(579)	(349)	(439)
Dividends paid	(423)	(244)	(118)
Financing received from stockholders under privatization tender	–	–	50
Proceeds from issuance of common stock	18	–	–
Purchase of treasury stock	(326)	(185)	(1,021)
Proceeds from sale of treasury stock	316	158	1,005
Other – net	8	32	(7)
Net cash provided by (used in) financing activities	**96**	**471**	**(228)**
Effect of exchange rate changes on cash and cash equivalents	(20)	(50)	(28)
Net increase in cash and cash equivalents	**82**	**33**	**600**
Cash and cash equivalents at beginning of year	1,170	1,137	537
Cash and cash equivalents at end of year	**1,252**	**1,170**	**1,137**
Supplemental disclosures of cash flow information			
Interest paid	285	276	170
Income taxes paid	875	833	865

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of US dollars, except as indicated)

Note 1. Organization and environment

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Russian Federation (the "State") transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995 a further nine enterprises were transferred to the Group. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The Russian Federation has been experiencing political and economic change, which has affected and may continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the financial position of the Group. The impact on the Group of the current and future business environments may differ from management's assessment and such differences may be significant.

Basis of preparation

These consolidated financial statements have been prepared by the Company to be in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Note 2. Summary of significant accounting policies

Principles of consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which the Company exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in other companies are included in "Investments".

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions which affect reported amounts of assets, liabilities, revenues and expenses. Eventual actual amounts could differ from such estimates.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

Because the economy of the Russian Federation is considered to be hyperinflationary, the US dollar is the functional currency of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "*Foreign Currency Translation.*" For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is also the reporting currency of the Group.

For operations in the Russian Federation, other hyperinflationary economies or operations where the US dollar is the functional currency, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statements of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, where the US dollar is not the functional currency and the economy is not hyperinflationary, assets and liabilities are generally translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

As of December 31, 2002, 2001 and 2000, exchange rates of 31.78, 30.14 and 28.16 Russian rubles, respectively to the US dollar have been used for translation purposes.

The Russian ruble and other currencies of republics of the former Soviet Union are not convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary in accordance with the provisions of SFAS No. 52. As a result, the Company has assessed its functional currency for its operations in the Russian Federation and determined that the US dollar should continue to be considered the functional currency for financial reporting beginning January 1, 2003. This is primarily due to the market in which the Company operates, significance of operations and transactions conducted in US dollars, and management, measurement and decision making of the Company are based on US dollars. The US dollar will continue to be the reporting currency for the Group under US GAAP.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Cash with restrictions on immediate use

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets. Interest bearing security deposits with credit institutions that do not reduce the balance on long-term loan accounts are accounted for within long-term investments.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods using the original discount rate.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs are included as a component of depreciation, depletion and amortization.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	5 – 40	Years
Machinery and equipment	5 – 20	Years

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No. 142, "*Goodwill and Other Intangible Assets*" as of January 1, 2002. Under SFAS No. 142 goodwill and intangible assets with indefinite useful lives are no longer amortized as they were prior to 2002, but are instead tested for impairment at least annually.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

Impairment of long-lived assets

In accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" long-lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

(Millions of US dollars, except as indicated)

Prior to the January 1, 2002 adoption of SFAS No. 144, the Group accounted for long-lived assets in accordance with SFAS No. 121, *"Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."*

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued by the relevant Group company over the reporting periods during which the employee renders service in the Group.

Treasury stock

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

Earnings per share

Earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

Contingencies

Certain conditions may exist as of the balance sheet date, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

Use of derivative instruments

The Group participates in certain limited petroleum products marketing and trading activity outside of its physical crude oil and products businesses. The Group's derivative activity is limited to these marketing and trading activities and currently involves only the use of futures contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability will be accreted for the passage of time and the related asset will be depreciated over its estimated useful life. The Group is required to adopt SFAS No. 143 effective January 1, 2003. Adoption of SFAS No. 143 affects future accounting and reporting of the assets, liabilities and expenses related to these obligations. In the first quarter of 2003, the Group expects to record a cumulative-effect adjustment resulting in an after-tax increase to net income of between $113 million to $133 million in relation to this change in accounting principle, including the Group's share of the effect of adoption by its equity affiliates. The effect of adoption will also include an increase of net property, plant and equipment of between $315 million to $335 million and the establishment of an asset retirement obligation of between $153 million and $173 million.

(Millions of US dollars, except as indicated)

In April 2002, the FASB issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections."* SFAS No. 145 primarily addresses income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The Group is required to adopt SFAS No. 145 effective January 1, 2003. The Group does not expect any material impact of adopting SFAS No. 145.

In July 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group does not expect any material impact of adopting SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensations – Transition and Disclosure,"* which amends SFAS No. 123, *"Accounting for Stock-Based Compensation."* The standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. The Group is required to adopt SFAS No. 148 effective January 1, 2003. The Group does not expect any material impact of adopting SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("Interpretation No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires recognition of a liability by a guarantor at the inception of certain guarantees.

Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as a part of a transaction with multiple elements.

The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's consolidated financial statements. The disclosure requirements of Interpretation No. 45 are effective for fiscal years ended after December 15, 2002 and are included in Note 19 "Letters of credit and financial guarantees."

In January 2003, the FASB issued Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("Interpretation No. 46"), which addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.

In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In order to comply with the provisions of Interpretation No. 46, the Group is reviewing its financial arrangements to identify any that might qualify as variable interest entities. There is a reasonable possibility that certain joint ventures in which the Group has an interest might be variable interest entities. Summarized financial data for these entities are a part of the data disclosed in Note 7 "Investments." These joint ventures are operating entities and the other equity investors are third parties independent from the Group. The variable interests arise primarily because of certain guarantees extended by the Group to the joint ventures, which are disclosed in Note 19 "Letters of credit and financial guarantees." However, the Group does not expect any significant impact on net income if it is required to consolidate any of these possible variable interest entities because the Group's share of net income of these joint ventures is already included in the Group's consolidated statements of income.

Comparative amounts

Prior year amounts have been reclassified, where applicable, to conform with current year presentation.

Note 3. Cash and cash equivalents

	As of December 31, 2002	As of December 31, 2001
Cash held in Russian rubles	171	225
Cash held in banking subsidiaries in Russian rubles	262	148
Cash held in other currencies	645	580
Cash held in banking subsidiaries in other currencies	174	217
Total cash and cash equivalents	**1,252**	**1,170**

(Millions of US dollars, except as indicated)

Note 4. Non-cash transactions

The consolidated statement of cash flows excludes the effect of non-cash transactions, which are described in the following table:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Net non-cash investing activity	72	96	177
Repayment of bonds through issuance of common stock	152	–	–
Total non-cash transactions	**224**	**96**	**177**

The following table shows the effect of non-cash transactions on investing activity:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Net cash used in investing activity	2,390	3,061	1,912
Net non-cash investing activity	72	96	177
Total non-cash transactions	**2,462**	**3,157**	**2,089**

Note 18 "Business combinations" sets out information about acquisitions partially completed through the exchange of common stock.

Note 5. Accounts and notes receivable

	As of December 31, 2002	As of December 31, 2001
Trade accounts and notes receivable (net of provisions of $57 million and $77 million as of December 31, 2002 and 2001, respectively)	1,354	1,383
Current VAT recoverable	645	434
Short-term loans receivable of a banking subsidiary (net of provisions of $15 million and $14 million as of December 31, 2002 and 2001, respectively)	266	236
Other current accounts receivable (net of provisions of $28 million and $21 million as of December 31, 2002 and 2001, respectively)	246	177
Total accounts and notes receivable	**2,511**	**2,230**

Note 6. Inventories

	As of December 31, 2002	As of December 31, 2001
Crude oil and petroleum products	630	389
Materials for extraction and drilling	135	218
Materials and supplies for refining	65	80
Other goods, materials and supplies	233	142
Total inventories	**1,063**	**829**

(Millions of US dollars, except as indicated)

Note 7. Investments

	As of December 31, 2002	As of December 31, 2001
Investments in "equity method" affiliates and joint ventures	447	382
Cash security deposit in a bank	200	215
Other long-term investments	212	173
Total long-term investments	**859**	**770**

Investments in "equity method" affiliates and joint ventures

The summarized financial information below is in respect of corporate joint ventures, companies of which the Group owns less than a majority and companies where the Group owns a majority of voting stock, but does not possess a majority of voting rights. The companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan, Azerbaijan and Egypt.

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000	
	Total	Group's share	Total	Group's share	Total	Group's share
Revenues	1,516	660	1,696	694	2,403	1,040
Income before income taxes	333	171	436	197	691	318
Less income taxes	(109)	(56)	(115)	(61)	(209)	(88)
Net income	**224**	**115**	**321**	**136**	**482**	**230**

	As of December 31, 2002		As of December 31, 2001	
	Total	Group's share	Total	Group's share
Current assets	610	246	493	194
Property, plant and equipment, net	2,117	1,044	1,903	941
Other non-current assets	196	85	126	56
Total assets	**2,923**	**1,375**	**2,522**	**1,191**
Short-term debt	121	58	65	27
Other current liabilities	381	137	452	173
Long-term debt	1,437	723	1,214	579
Other non-current liabilities	25	10	60	30
Net assets	**959**	**447**	**731**	**382**

(Millions of US dollars, except as indicated)

Note 8. Property, plant and equipment

	At cost		Net	
	As of December 31, 2002	As of December 31, 2001	As of December 31, 2002	As of December 31, 2001
Exploration and Production:				
Western Siberia	11,680	11,281	4,354	4,193
European Russia	9,287	8,928	4,516	4,148
International	700	868	675	727
Total	**21,667**	**21,077**	**9,545**	**9,068**
Refining, Marketing and Distribution:				
Western Siberia	46	82	33	58
European Russia	4,905	4,307	2,874	2,335
International	1,775	1,511	833	668
Total	**6,726**	**5,900**	**3,740**	**3,061**
Other:				
Western Siberia	133	134	71	74
European Russia	151	81	113	72
International	58	47	30	21
Total	**342**	**262**	**214**	**167**
Total property, plant and equipment	**28,735**	**27,239**	**13,499**	**12,296**

Site restoration and abandonment

The Group has estimated future site restoration and abandonment costs at approximately $1,300 million and $1,550 million as of December 31, 2002 and 2001, respectively. Of these amounts, $286 million and $267 million are included in accumulated depreciation, depletion and amortization as of December 31, 2002 and 2001, respectively.

Note 9. Goodwill and other intangible assets

The carrying value of goodwill and other intangible assets as of December 31, 2002 and 2001 was as follows:

	As of December 31, 2002	As of December 31, 2001
Amortized intangible assets		
Software	56	23
Licenses and other assets	26	27
Nonamortized pension intangible assets	24	193
Goodwill	293	242
Total goodwill and other intangible assets	**399**	**485**

The change in the carrying amount of goodwill for the year ended December 31, 2002 was as follows:

Balance as of January 1, 2002	242
Goodwill acquired during the year	51
Balance as of December 31, 2002	**293**

All goodwill amounts relate to the refining, marketing and distribution segment.

(Millions of US dollars, except as indicated)

In January 2002, the Group discontinued the amortization of goodwill in accordance with SFAS No. 142. Goodwill amortization recorded during the years ended December 31, 2001 and 2000 was $21 million and $34 million, respectively. The Group has completed the transitional goodwill impairment test, as required by SFAS No. 142. This included an assessment of the fair value of the Group's reporting units that have goodwill and a comparison of such fair value to each reporting unit's carrying value, including goodwill, as of January 2002. Based on this assessment, no goodwill impairment was indicated. The Group also performed the annual goodwill impairment test as of January 2003 and no goodwill impairment was indicated.

Note 10. Assets held for sale

On December 20, 2002, a Group company entered into a contract with INPEX Corporation, a Japanese company, to sell the Group company's 10% interest in a production sharing agreement ("PSA") operated by the Azerbaijan International Operating Company. The purpose of this PSA is to explore and develop the Azeri and Chirag fields and the deep water portion of the Guneshli field in the Azeri sector of the Caspian Sea. As of December 31, 2002, the Group has classified the associated assets as held for sale on the consolidated balance sheet. Included in "Assets held for sale" were property, plant and equipment of $273 million and other current assets of $6 million. Included in "Other current liabilities" were liabilities of $72 million, consisting primarily of current accounts payable, directly related to and to be transferred with the assets held for sale. The sale was completed on April 28, 2003 for approximately $1,354 million cash, subject to certain post-closing adjustments.

Note 11. Short-term borrowings and current portion of long-term debt

	As of December 31, 2002	As of December 31, 2001
Short-term borrowings	740	553
Current portion of long-term debt	1,032	478
Total short-term borrowings and current portion of long-term debt	**1,772**	**1,031**

Short-term borrowings are loans from various third parties and are generally secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on short-term borrowings from third parties was 6.0% per annum and 6.7% per annum as of December 31, 2002 and 2001, respectively.

Note 12. Customer deposits placed in banking subsidiaries

Group banking subsidiaries had customer deposits of $755 million and $449 million with weighted average interest rates of 3.8% and 2.8% as of December 31, 2002 and 2001, respectively.

Note 13. Long-term debt

	As of December 31, 2002	As of December 31, 2001
Long-term loans and borrowings from third parties (including loans from banks in the amount of $1,510 million, and $1,153 million as of December 31, 2002 and 2001, respectively)	1,702	1,453
Long-term loans and borrowings from related parties	1	1
3.5% Convertible US dollar bonds, maturing 2002	–	298
1% Convertible US dollar bonds, maturing 2003	455	476
3.5% Convertible US dollar bonds, maturing 2007	351	–
Variable interest unsecured Russian ruble bonds, maturing 2003	94	99
Capital lease obligation	95	99
Total long-term debt	2,698	2,426
Current portion of long-term debt	(1,032)	(478)
Total non-current portion of long-term debt	**1,666**	**1,948**

(Millions of US dollars, except as indicated)

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2003 through 2027 and are generally secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on long-term loans and borrowings from third parties was 5.58%, and 6.32% per annum as of December 31, 2002 and 2001, respectively.

The most significant part of the Group's long-term debt is represented by revolving loan facilities. Details of the borrowings under such agreements are presented below.

The Company has a loan facility with Russian Commercial Bank that provides borrowings up to $200 million. Borrowings under this loan facility bear interest at LIBOR plus 4%. At December 31, 2002 the amount outstanding under the loan facility was $200 million.

A Group company has a revolving credit facility with International Bank of Reconstruction and Development that provides borrowings up to $99 million. Borrowings under this credit facility bear interest at floating rates from 3.25% to 7.25%. At December 31, 2002, $69 million was outstanding under this credit facility.

A Group company has a revolving credit facility with Chase Manhattan Bank that provides borrowings up to $89 million. Borrowings under this credit facility bear interest at LIBOR plus 2%. At December 31, 2002, $50 million was outstanding under this credit facility.

A Group company has revolving credit facilities with Vneshtorgbank that provide borrowings up to $50 million. Borrowings under these credit facilities bear interest at 12%. At December 31, 2002, $31 million was outstanding under these credit facilities.

The Group has revolving credit facilities with a number of other banks that provide borrowings up to $257 million. The weighted-average interest rate under these credit facilities was 7.62% per annum as of December 31, 2002. At December 31, 2002 amounts outstanding under these credit facilities were $170 million.

The Company has outstanding obligations of $150 million under an agreement dated September 7, 2000 with the European Bank for Reconstruction and Development ("EBRD"). This loan is provided for financing the export supplies of oil and refined products, including their refining and transportation. The loan bears interest at LIBOR plus 3.5% and is payable in 2004. In accordance with the agreement all monies deposited in the Company's US dollar account with Raiffeisen Zentralbank Oesterreich AG are assigned as security to EBRD. As at December 31, 2002 and 2001 the amount of such security was nil.

Convertible US dollar bonds

On May 6, 1997, a Group company issued 230,000 convertible bonds with a face value of $1,000 each, maturing on May 6, 2002, and convertible to fifteen global depository receipts ("GDRs") of the Company per bond. During the second quarter of 2002, these bonds were redeemed for cash and 11,185,059 shares of common stock of the Company at the stated redemption price of 130.323% of the face value.

On November 3, 1997, a Group company issued 350,000 high yield and premium exchangeable redeemable bonds with a face value of $1,000 each, maturing on November 3, 2003, and exchangeable for 5.625 GDRs of the Company per bond. The bonds are convertible into GDRs up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 153.314% of the face value in respect of these bonds. A Group company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income. During the second half of 2002, a Group company repurchased 36,357 bonds on the open market.

On November 29, 2002, a Group company issued 350,000 3.5% convertible bonds with a face value of $1,000 each, maturing on November 29, 2007, and exchangeable for 11.948 GDRs of the Company per bond. The bonds are convertible into GDRs on or after January 9, 2003 up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 120.53% of the face value in respect of these bonds. A Group company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

Group companies held sufficient treasury stock to permit the full conversion of the bonds to GDRs.

Russian ruble bonds

On August 13, 1999, the Company issued three million variable interest rate Russian ruble bonds with a face value of 1,000 Russian rubles each, maturing on August 13, 2003. The bonds are unsecured and bear interest at 6% per annum adjusted for Russian ruble to dollar devaluation, payable semi-annually. The principal is repayable at maturity date at face value in Russian rubles.

Maturities of long-term debt

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $1,032 million in 2003, $473 million in 2004, $503 million in 2005, $152 million in 2006, $408 million in 2007 and $130 million thereafter.

Note 14. Taxes

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the consolidated statement of income as "Total income tax expense" for income taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

In August 2001, legislation was enacted that changed the income tax rates in the Russian Federation for 2002 and later years. Under this legislation, operations in the Russian Federation are subject to Federal and city tax rates that total 9.5% and a regional tax rate that varies from 10.5% to 14.5% at the discretion of the individual regional administration. For 2002, substantially all of the Group's operations in Russia were subject to a combined statutory tax rate of 24%. The aforementioned legislation also eliminated certain tax incentives, including investment tax credits.

During 2001, based on legislation enacted in August 2000, operations in the Russian Federation were subject to a maximum combined Federal, regional and city tax rate of 35%. During 2000, operations in the Russian Federation were subject to a maximum combined Federal, regional and city tax rate of 30%. During these

(Millions of US dollars, except as indicated)

and previous years, a number of concessionary tax rates and allowances were available to the Group in various jurisdictions within and outside of the Russian Federation.

As a result of taxation legislation changes in the area of Mineral Extraction and Excise Taxes, Capital Investment Concessions and Concessionary Rate Regimes, most of the concessionary rates and allowances available to the Group during 2000 and 2001 were no longer available during 2002.

There are not currently, and have not been during the three years ended December 31, 2002, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss, subject to the restriction that no more than 30% of the taxable profit in any given year can be reduced by loss relief.

Domestic and foreign components of income before income taxes were:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Domestic	2,292	2,616	4,012
Foreign	290	167	72
Income before income taxes	**2,582**	**2,783**	**4,084**

Domestic and foreign components of income taxes were:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Current			
Domestic	821	849	775
Foreign	13	12	15
Current income tax expense	834	861	790
Deferred			
Domestic	(67)	(207)	(27)
Foreign	(28)	20	9
Deferred income tax benefit	(95)	(187)	(18)
Total income tax expense	**739**	**674**	**772**

The following table is a reconciliation of the amount of income tax expense that would result from applying the Russian statutory tax rate to income before income taxes to total income taxes:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Income before income taxes	2,582	2,783	4,084
Notional income tax at Russian statutory rates	620	974	1,225
Increase (reduction) in income tax due to:			
Non-deductible items	155	191	327
Domestic and foreign rate differences	(77)	(233)	(409)
Foreign currency gains (losses)	5	8	17
Effect of changes in tax rate	–	19	7
Investment tax credits	–	(325)	(417)
Change in valuation allowance	(25)	39	4
Other	61	1	18
Total income tax expense	**739**	**674**	**772**

(Millions of US dollars, except as indicated)

Taxes other than income taxes were:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Unified extraction tax	1,472	–	–
Royalty tax	–	347	259
Mineral replacement tax	–	215	150
Road users' tax	126	100	179
Social taxes and contributions	198	201	198
Property tax	101	83	50
Other taxes and contributions	75	64	214
Taxes other than income taxes	**1,972**	**1,010**	**1,050**

Beginning January 1, 2002 some taxes, including royalty tax, mineral replacement tax and excise on crude oil sales, were canceled and replaced with a unified extraction tax.

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 2002	As of December 31, 2001
Other current assets	98	143
Deferred income tax assets – non-current	206	291
Other current liabilities	(13)	(124)
Deferred income tax liabilities – non-current	(261)	(390)
Net deferred income tax asset (liability)	**30**	**(80)**

The following table sets out the tax effects of each type of temporary differences which give rise to deferred income tax assets and liabilities:

	As of December 31, 2002	As of December 31, 2001
Accounts receivable	48	94
Long-term liabilities	155	173
Inventories	20	42
Property, plant and equipment	55	92
Accounts payable	56	23
Long-term investments	16	4
Operating loss carry forward	55	48
Other	30	24
Total gross deferred income tax assets	435	500
Less valuation allowance	(41)	(66)
Deferred income tax assets	**394**	**434**
Property, plant and equipment	(259)	(334)
Accounts payable	(9)	(45)
Accounts and notes receivable	(10)	(36)
Inventories	(21)	(43)
Investments	(24)	(20)
Other	(41)	(36)
Deferred income tax liabilities	**(364)**	**(514)**
Net deferred income tax asset (liability)	**30**	**(80)**

As of December 31, 2002, retained earnings of foreign subsidiaries included $910 million for which deferred taxation has not been provided because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested. The amount of deferred tax liability on this amount is not practicable to calculate.

In accordance with SFAS No. 52 and SFAS No. 109, *"Accounting for Income Taxes,"* deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar using historical exchange rates. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of the related statutory indexation of property, plant and equipment.

(Millions of US dollars, except as indicated)

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible differences, net of the existing valuation allowances as of December 31, 2002 and 2001.

As of December 31, 2002, the Group had operating loss carry forwards of $200 million of which $24 million expire during 2006, $33 million expire during 2008, $33 million expire during 2009, $89 million expire during 2012 and $21 million have indefinite carry forward.

Note 15. Pension benefits

The Company sponsors a pension plan that covers the majority of Group employees. This plan, administered by a non-state pension fund, LUKOIL-GARANT, provides defined pension benefits based on years of service and final remuneration levels.

The pension related expense was as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Service cost	10	8	7
Interest cost	52	16	22
Less expected return on plan assets	(6)	(6)	(3)
Amortization of prior service cost	22	5	5
Actuarial gain (loss)	4	(3)	–
Total expense	**82**	**20**	**31**

An independent actuary has assessed the benefit obligations and the fair value of plan assets for the fund as of December 31, 2002 and 2001 as summarized below:

	Year ended December 31, 2002	Year ended December 31, 2001
Benefit obligations		
Benefit obligations at January 1	367	110
Effect of exchange rate changes	(17)	(16)
Service cost	10	8
Interest cost	52	16
Plan amendments	(41)	144
Actuarial (gain) loss	(136)	108
Benefits paid	(7)	(3)
Benefit obligations at December 31	**228**	**367**
Plan assets		
Fair value of plan assets at January 1	33	24
Effect of exchange rate changes	(2)	(2)
Return on plan assets	7	6
Employer contributions	10	8
Benefits paid	(7)	(3)
Fair value of plan assets at December 31	**41**	**33**
Funded status	(187)	(334)
Unamortized prior service cost	121	193
Unrecognized actuarial (gain) loss	(71)	72
Net amount recognized	**(137)**	**(69)**
Amounts recorded in the consolidated balance sheets were:		
Accrued benefit liabilities	(161)	(281)
Intangible assets	24	193
Accumulated other comprehensive income	–	19
Net amount recognized	**(137)**	**(69)**

Assumptions:	As of December 31, 2002	As of December 31, 2001
Discount rate	13.3%	15.0%
Expected return on plan assets	17.2%	22.0%

In addition to the plan assets listed above, LUKOIL-GARANT holds net assets in an operating fund. The operating fund includes an insurance reserve, the purpose of which is to satisfy pension obligations should the plan assets, including contributions due from the Group, not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

During 2000, LUKOIL-GARANT acquired a group of companies from the Group. A contingent obligation to purchase 7,876,000 shares of common stock of the Company was included in the terms of the agreement of the sale (Note 16 "Stockholders' equity"). The obligation transferred to LUKOIL-GARANT will only be settled from the net assets, excluding the obligation, held by the group of companies acquired by LUKOIL-GARANT.

Note 16. Stockholders' equity

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 47,538 million Russian rubles, 20,987 million Russian rubles and 45,686 million Russian rubles, respectively for 2002, 2001 and 2000, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2002, 2001 and 2000 amounted to $1,496 million, $696 million and $1,622 million, respectively.

At the annual stockholders' meeting on June 27, 2002, dividends were declared for 2001 in the amount of 15.00 Russian rubles per common share, which at the date of the decision was equivalent to $0.48.

At the annual stockholders' meeting on June 28, 2001, dividends were declared for 2000 in the amount of 8.00 Russian rubles per common share and 59.16 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.27 and $2.03, respectively.

At the annual stockholders' meeting on June 8, 2000, dividends were declared for 1999 in the amount of 3.00 Russian rubles per common share and 17.45 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.11 and $0.62, respectively.

Share capital

At the annual stockholders meeting on June 8, 2000, a resolution to increase the number of shares of common stock by 35,000,000 shares of par value of 0.025 Russian rubles each was approved. The Company issued and exchanged 18,431,061 of these shares for shares of OAO Arkhangelskgeoldobycha ("AGD") and for minority interest shareholdings of OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteproduct (Note 18 "Business combinations") and sold 16,568,939 shares to LUKinter Finance B.V., a Group company. The results of these issues were registered by the Russian Federal Commission for Securities on April 27 and October 9, 2001, respectively.

At the annual stockholders meeting on June 28, 2001, a resolution to increase the number of shares of common stock by 77,211,864 shares of par value of 0.025 Russian rubles each was approved. These shares were exchanged for all of the outstanding preferred stock of the Company in the ratio of one share of common stock for one share of preferred stock. The results of this transaction were registered by the Russian Federal Commission for Securities on December 14, 2001.

During 2001, the Company issued 2,780,525 shares (included in the 18,431,061 shares disclosed above) to LUKOIL Finance Limited, a Group company, in exchange for its 15.7% of the shares in AGD (Note 18 "Business combinations"). These shares and the 16,568,939 shares sold to LUKinter Finance B.V. were held by these subsidiaries at December 31, 2001. The shares held by subsidiaries were not considered to be outstanding shares at December 31, 2001 in the consolidated financial statements. As of December 31, 2002, subsidiaries held 7,161,345 shares of the Company, which are not considered to be outstanding shares in the consolidated financial statements.

As noted in Note 15 "Pension benefits" the Group sold a group of companies to LUKOIL-GARANT, a related party, during 2000. The assets and liabilities of the companies sold included 45,108,103 shares of common stock of the Company (accounted for as Treasury Stock of the Group prior to the sale) and a contingent obligation to purchase a further 7,876,000 shares of common stock of the Company from the Company on November 3, 2003. The contingent obligation is in the form of a put option held by the Group. The fair value of the net assets of the companies sold by the Group including the contingent obligation, was equivalent to the amount paid by LUKOIL-GARANT for the group of companies.

Earnings per share

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Net income	1,843	2,109	3,312
Dividends on preferred shares	–	(157)	(47)
Net income related to common shares	1,843	1,952	3,265
Add back convertible debt interest (net of tax at effective rate)			
3.5% Convertible US dollar bonds, maturing 2002	6	17	17
1% Convertible US dollar bonds, maturing 2003	23	23	23
3.5% Convertible US dollar bonds, maturing 2007	1	–	–
Total diluted net income	**1,873**	**1,992**	**3,305**
Weighted average number of outstanding common shares (thousands of shares)	813,832	727,348	676,341
Add back treasury shares held in respect of convertible debt (thousands of shares)	13,942	21,675	21,675
Weighted average number of outstanding common shares, after dilution (thousands of shares)	**827,774**	**749,023**	**698,016**

(Millions of US dollars, except as indicated)

Note 17. Financial and derivative instruments

Commodity derivative instruments

The Group's use of derivative instruments is limited to certain marketing and trading of petroleum products outside of its physical crude oil and products businesses and includes the use of futures contracts together with purchase and sale contracts that qualify as derivative instruments. The Group maintains a system of controls over these marketing and trading activities that includes policies covering the authorization, reporting and monitoring of derivative activity. The Group does not believe its derivative activities pose material credit or market risks to its operations, financial condition or liquidity. The Group recognized a net loss of $5 million during 2002 associated with such activities and the fair value of derivative contracts outstanding and recorded on the consolidated balance sheet as of December 31, 2002 was a net payable of $6 million. The volume of petroleum products under contracts which were physically settled during 2002 related to this activity was 593,000 tonnes. The use of derivatives during 2001 was negligible.

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. The fair value of long-term debt differs from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2002 and 2001 was $2,249 million and $2,081 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

Note 18. Business combinations

In November 2002, the Group acquired 100% of the share capital of LUKOIL Baltija for $27 million from a related party, which is controlled by a non-executive director of the Group. LUKOIL Baltija is a marketing and distribution company operating in the Baltic region.

In February 2002, the Group acquired an additional 16% of OAO Komineft for $40 million, increasing the Group's ownership stake in OAO Komineft to 70%. OAO Komineft is a Russian oil and gas exploration company operating predominantly in the Komi Republic of the Russian Federation.

In May and December 2001, the Group acquired 25% and 35%, respectively, of the share capital of OAO Yamalneftegazodobycha in total for $104 million. Prior to the December acquisition, OAO Yamalneftegazodobycha was recorded as an affiliated company using the equity method of accounting. OAO Yamalneftegazodobycha is a Russian oil and gas exploration company with significant proved undeveloped reserves predominantly within the Yamal-Nenetsky Autonomic District of Northern Russia.

In September 2001, the Group acquired 100% of the share capital of Bitech Petroleum Corporation for $77 million. Bitech Petroleum Corporation was a Canadian oil exploration company with operations predominantly within the Komi Republic of the Russian Federation.

In March 2001, the Company exchanged 720,364 shares of common stock for 13% and 22% of the minority interest shareholding of OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteproduct, respectively. OAO LUKOIL-Ukhtaneftepererabotka is an oil refinery and OAO LUKOIL-Kominefteproduct is a marketing and distribution company. Both companies operate primarily in the Komi Republic of the Russian Federation.

During 2001, the Group acquired 74.1% of the shares in AGD, through a number of transactions. In January 2001, LUKOIL Finance Limited, a Group company acquired a 15.7% interest in AGD for $39 million. In March 2001, the Group acquired 58.4% of the shares in AGD in exchange for 14,930,172 of the Company's common stock and cash consideration of $130 million. AGD is a Russian oil and gas exploration company operating predominantly within the Timan-Pechora region of Northern Russia.

In December 2000, the Group acquired 72% of Getty Petroleum Marketing Inc. for $53 million. Getty Petroleum Marketing Inc. is a marketing and distribution company operating throughout the Northeast and Mid Atlantic regions of the United States of America. In January 2001, the Group acquired the remaining 28% of shares in Getty Petroleum Marketing Inc. for $20 million thereby increasing the Group's ownership stake in Getty Petroleum Marketing Inc. to 100%.

In June 2000, the Group acquired 14% of ZAO LUKOIL-Perm in exchange for 54% of the Group's interest in OAO Vatoil thereby increasing the Group's ownership stake in ZAO LUKOIL-Perm to 64% and reducing the Group's effective interest in OAO Vatoil from 100% to 80%. Prior to this acquisition, ZAO LUKOIL-Perm was recorded as an affiliated company using the equity method of accounting. During 2001, the Group increased its ownership stake in ZAO LUKOIL-Perm to 73%. ZAO LUKOIL-Perm is an exploration and production company operating in European Russia.

Note 19. Letters of credit and financial guarantees

The Group has entered into various guarantee arrangements. These arrangements arose in transactions related to enhancing the credit standing of our affiliated companies (LUKARCO and ZAO Sever-TEK) and borrowings of the Group's suppliers.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees and indemnifications:

	As of December 31, 2002	As of December 31, 2001
Guarantees of equity investees' debt	629	518
Guarantees of third parties' debt	38	16
Total	**667**	**534**

(Millions of US dollars, except as indicated)

Guarantees on debt

LUKARCO, an investee recorded under the equity method of accounting has a loan facility on which $835 million was drawn as of December 31, 2002. Borrowings under this loan bear interest at LIBOR plus 2.5% and are payable partly by February 7, 2007 with the remaining by May 1, 2012. To enhance the credit standing of LUKARCO, the Company guarantees 54% of the interest payment as well as the repayment of 54% of the loan at maturity. As of December 31, 2002, the total value of the Company's guarantee was $551 million. Payments are due if the Company is notified that LUKARCO is not able to fulfill its obligations at the maturity date. No collateral secures LUKARCO's obligation or the Company's guarantee. As of December 31, 2002, it is not probable that the Company will be required to make payments under the guarantee. Thus, no liability has been accrued related to this guarantee arrangement.

ZAO Sever-TEK, an investee recorded under the equity method of accounting obtained a loan from EBRD on June 28, 2002 in the amount of $200 million. As of December 31, 2002, ZAO Sever-TEK's amount outstanding under this loan was $152 million. Up to June 30, 2005, borrowings under this loan bear interest at LIBOR plus 3%. After June 30, 2005 borrowings under this loan bear interest at LIBOR plus 4.5%. The loan is payable in eight equal semi-annual payments starting from December 14, 2004. To enhance the credit standing of ZAO Sever-TEK, a Group company guarantees 50% of the interest payments as well as the principal amount of the loan at maturity. As of December 31, 2002, the total value of the Company's guarantee is $78 million. Payments are due if the Group company is notified that ZAO Sever-TEK is not able to fulfill its obligations at the maturity date. No collateral secures ZAO Sever-TEK's obligation. The guarantee is secured by the shares of ZAO Sever-TEK held by the Group company, the carrying amount of which was approximately $1 million as of December 31, 2002. As of December 31, 2002, it is not probable that the Group company will be required to make payments under the guarantee. Thus, no liability has been accrued related to this guarantee arrangement.

Note 20. Commitments and contingencies

Capital expenditure, exploration and investment programs

Under the terms of the purchase agreement, the Group is required to invest $268 million in the Neftochim Burgas AD refinery prior to 2005. As of December 31, 2002 the Group's commitments under this agreement were $112 million.

Under the terms of the purchase agreement, as amended, the Group is required to invest $200 million in the Petrotel SA refinery prior to 2008. As of December 31, 2002 the Group's commitments under this agreement were $107 million.

Group companies have commitments under the terms of existing license agreements in the Russian Federation of $2,755 million over the next 5 years and of $282 million thereafter.

Group companies have commitments for capital expenditure contributions in the amount of $138 million related to various PSAs over the next 35 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group intends to actively pursue its legal right to this contract in Iraq.

Operating lease obligations

A Group company has commitments of $850 million for the lease of petroleum distribution outlets over the next 13 years. Commitments for minimum rentals under these leases as of December 31, 2002 are as follows:

	As of December 31, 2002
2003	74
2004	73
2005	72
2006	73
2007	62
beyond	496

Insurance

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Many forms of insurance protection common in other parts of the world are not yet generally available. Management believes that the Group has adequate property damage coverage for the majority of its plant facilities including a refinery insurance program and hull and machinery insurance for the Group's operating marine vessels. In respect of third party liability for property and environmental damage arising from accidents on Group property or relating to Group operations, there is liability insurance in compliance with the local legal requirements, however the insurance limits required by law are generally low. The Group does not have insurance coverage for business interruption. Until Group companies are able to obtain adequate insurance coverage, there remains a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Environmental liabilities

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

(Millions of US dollars, except as indicated)

As liabilities in respect of the Group's environmental obligations are able to be determined, they are provided for over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

Social assets

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and changing legislation, which may be applied retroactively and is sometimes unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among different tax authorities within the same jurisdictions and among taxing authorities in different jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. Such factors may create taxation risks in the Russian Federation and other countries where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

During 2002, the Group agreed to settle claims made by the taxing authorities in respect of income and other taxes amounting to $103 million. The Group agreed to settle these claims with out prejudice.

The regional organizational structure of the Russian Federation tax authorities and the regional judicial system can mean that taxation issues successfully defended in one region may be unsuccessful in another region. The tax authorities in each region may have a different interpretation of similar taxation issues. There is however some degree of direction provided from the central authority based in Moscow on particular taxation issues.

The Group has implemented tax planning and management strategies based on existing legislation at the time of implementation. The Group is subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose additional significant taxes on the Group. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of existing tax legislation. However, the relevant tax authorities may have differing interpretations and the effects could be significant.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against AGD, a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court of Denver, Colorado dismissed ADC's action against the Defendants based on lack of jurisdiction. On November 22, 2002, the Denver District Court denied ADC's request for reconsideration of the Court's October 15th order dismissing the case. ADC subsequently filed an appeal on November 27, 2002 with the Court of Appeals in the State of Colorado. This appeal is still pending. The Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Other matters

During July 2001, the Group temporarily shut down operations of the Petrotel SA refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these consolidated financial statements. Management has recently completed and approved the results of a feasibility study and investment program to upgrade the Petrotel SA refinery and resume operations during 2004. However, if management ultimately decides to sell or abandon the refinery, the Group may be exposed to losses on the carrying value of property, plant and equipment of up to approximately $60 million. Additionally, a decision to abandon the refinery may result in claims against the Group's future investment commitments as described in this note under *Capital expenditure, exploration and investment programs.*

Note 21. Related party transactions

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company consider that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant. Related party sales and purchases of oil and oil products as well as purchases of construction services were primarily to and from affiliated companies.

Sales of oil and oil products to related parties were $148 million, $98 million and $44 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Other sales to related parties were $74 million, $46 million and $34 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Purchases of oil and oil products from related parties were $449 million, $305 million and $441 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Purchases of construction services from related parties were $206 million, $389 million and $355 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Other purchases from related parties were $64 million, $128 million and $181 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(Millions of US dollars, except as indicated)

Purchases of insurance services from related parties were $161 million and $214 million during the years ended December 31, 2002 and 2001, respectively. During 2000, these services were provided by Group companies. These companies were part of the group of companies sold to LUKOIL-GARANT during 2000 (Note 15 "Pension benefits").

Amounts receivable from related parties, including loans and advances, were $267 million and $209 million as of December 31, 2002 and 2001, respectively. Amounts payable to related parties were $99 million and $73 million as of December 31, 2002 and 2001, respectively.

As of December 31, 2002 and 2001 the Government of the Russian Federation owned 8% and 14% of the shares of the common stock of the Company, respectively. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of business and the economic environment. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management consider such trading relationships as part of the normal course of conducting business in the Russian Federation and consider that such relationships will remain for the foreseeable future. Accordingly, information on these transactions is not disclosed as related party transactions.

Note 22. Segment information

Presented below is information about the Group's operating and geographical segments for the years ended December 31, 2002, 2001 and 2000 in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information."*

The Group has three operating segments – exploration and production; refining, marketing and distribution; and other business segments. These segments have been determined based on the nature of their operations. Management, on a regular basis, assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. Activities of the other businesses operating segment include the development of businesses beyond the Group's traditional operations.

For the years ended December 31, 2002, 2001 and 2000 the Group had one customer who accounted for 6.1%, 14.6% and 18.2% of total sales, respectively.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

Operating segments

2002	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	1,264	14,034	36	–	15,334
Inter-segment	3,897	188	186	(4,271)	–
Total sales	**5,161**	**14,222**	**222**	**(4,271)**	**15,334**
Operating expenses and total cost of purchases	1,916	7,305	146	(4,271)	5,096
Depletion, depreciation and amortization	602	219	3	–	824
Interest expense	157	154	43	(132)	222
Income taxes	256	469	14	–	739
Net income	220	1,721	51	(149)	1,843
Total assets	13,005	12,107	1,319	(4,430)	22,001
Capital expenditures	1,411	715	78	–	2,204

(Millions of US dollars, except as indicated)

2001	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	1,225	12,144	57	-	13,426
Inter-segment	4,153	347	136	(4,636)	-
Total sales	**5,378**	**12,491**	**193**	**(4,636)**	**13,426**
Operating expenses and total cost of purchases	2,031	7,149	130	(4,639)	4,671
Depletion, depreciation and amortization	606	278	2	-	886
Interest expense	74	190	27	(34)	257
Income taxes	52	605	17	-	674
Net income	911	1,175	11	12	2,109
Total assets	12,024	10,101	843	(3,026)	19,942
Capital expenditures	1,789	810	18	-	2,617

2000	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	834	12,211	165	-	13,210
Inter-segment	2,919	681	70	(3,670)	-
Total sales	**3,753**	**12,892**	**235**	**(3,670)**	**13,210**
Operating expenses and total cost of purchases	1,283	6,405	154	(3,617)	4,225
Depletion, depreciation and amortization	611	221	6	-	838
Interest expense	37	169	32	(40)	198
Income taxes	154	605	13	-	772
Net income	794	2,727	(96)	(113)	3,312
Total assets	9,359	8,956	492	(1,698)	17,109
Capital expenditures	945	909	30	(17)	1,867

Geographical segments

	2002	2001	2000
Sales of crude oil within Russia	469	992	1,471
Export of crude oil and sales of crude oil by foreign subsidiaries	4,336	3,951	4,380
Sales of petroleum products within Russia	2,883	2,595	2,287
Export of petroleum products and sales of petroleum products by foreign subsidiaries	6,225	4,690	4,076
Sales of chemicals within Russia	134	159	224
Export of chemicals and sales of chemicals by foreign subsidiaries	392	334	97
Other sales within Russia	554	435	598
Other export sales and other sales of foreign subsidiaries	341	270	77
Total sales	**15,334**	**13,426**	**13,210**

2002	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	365	4,331	10,638	-	15,334
Inter-segment	2,078	6,350	67	(8,495)	-
Total sales	**2,443**	**10,681**	**10,705**	**(8,495)**	**15,334**
Operating expenses and total cost of purchases	979	3,967	8,644	(8,494)	5,096
Depletion, depreciation and amortization	335	367	122	-	824
Interest expense	28	162	42	(10)	222
Income taxes	177	571	(9)	-	739
Net income	(133)	1,802	310	(136)	1,843
Total assets	5,565	13,079	5,354	(1,997)	22,001
Capital expenditures	399	1,362	443	-	2,204

(Millions of US dollars, except as indicated)

2001	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	379	4,389	8,658	-	13,426
Inter-segment	2,329	5,204	73	(7,606)	-
Total sales	**2,708**	**9,593**	**8,731**	**(7,606)**	**13,426**
Operating expenses and total cost of purchases	1,220	3,450	7,610	(7,609)	4,671
Depletion, depreciation and amortization	325	404	157	-	886
Interest expense	19	168	73	(3)	257
Income taxes	(66)	714	26	-	674
Net income	477	1,482	141	9	2,109
Total assets	5,400	11,883	3,991	(1,332)	19,942
Capital expenditures	667	1,579	371	-	2,617

2000	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	176	4,628	8,406	-	13,210
Inter-segment	1,831	4,754	68	(6,653)	-
Total sales	**2,007**	**9,382**	**8,474**	**(6,653)**	**13,210**
Operating expenses and total cost of purchases	842	2,598	7,385	(6,600)	4,225
Depletion, depreciation and amortization	332	390	116	-	838
Interest expense	1	129	96	(28)	198
Income taxes	71	677	24	-	772
Net income	232	3,151	48	(119)	3,312
Total assets	4,737	10,434	3,212	(1,274)	17,109
Capital expenditures	377	1,172	335	(17)	1,867

Note 23. Subsequent events

Business combinations

In 2003, the Group acquired the remaining 27% of shares in ZAO LUKOIL-Perm from a related party, which was controlled by certain members of the Group's management, for $398 million, thereby increasing the Group's ownership stake in ZAO LUKOIL-Perm to 100%. The amount of consideration was based on an independent valuation. ZAO LUKOIL-Perm is an exploration and production company operating in European Russia.

In April 2003, the Group acquired 80.8% of the shares in OAO Yaregskaya Nefte-Titan Company ("YaNTK") for $240 million. YaNTK is a company with significant oil and titanium reserves operating in the Komi Republic of the Russian Federation.

Subsequent to December 31, 2002, the Group has sold its 10% interest in a PSA operated by the Azerbaijan International Operating Company as described in Note 10 "Assets held for sale."

(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 69, *"Disclosures About Oil and Gas Producing Activities"* in six separate tables:

I. Capitalized costs relating to oil and gas producing activities
II. Costs incurred in oil and gas property acquisition, exploration, and development activities
III. Results of operations for oil and gas producing activities
IV. Reserve quantity information
V. Standardized measure of discounted future net cash flows
VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Amounts shown for equity companies represent the Group's share in its exploration and production affiliates, which are accounted for using the equity method of accounting.

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 2002	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	–	310	310	41	351
Proved oil and gas properties	1,103	20,657	21,760	625	22,385
Accumulated depreciation, depletion, and amortization	(155)	(12,097)	(12,252)	(194)	(12,446)
Net capitalized costs	**948**	**8,870**	**9,818**	**472**	**10,290**

As of December 31, 2001	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	–	354	354	31	385
Proved oil and gas properties	868	19,855	20,723	426	21,149
Accumulated depreciation, depletion, and amortization	(141)	(11,868)	(12,009)	(131)	(12,140)
Net capitalized costs	**727**	**8,341**	**9,068**	**326**	**9,394**

As of December 31, 2000	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	–	246	246	41	287
Proved oil and gas properties	657	17,020	17,677	410	18,087
Accumulated depreciation, depletion, and amortization	(104)	(11,127)	(11,231)	(183)	(11,414)
Net capitalized costs	**553**	**6,139**	**6,692**	**268**	**6,960**

(Millions of US dollars, except as indicated)

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 2002	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	–	24	24	–	24
Acquisition of properties – unproved	–	11	11	–	11
Exploration costs	15	74	89	3	92
Development costs	322	1,000	1,322	158	1,480
Total costs incurred	**337**	**1,109**	**1,446**	**161**	**1,607**

Year ended December 31, 2001	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	–	445	445	22	467
Acquisition of properties – unproved	–	310	310	7	317
Exploration costs	–	144	144	6	150
Development costs	246	1,399	1,645	79	1,724
Total costs incurred	**246**	**2,298**	**2,544**	**114**	**2,658**

Year ended December 31, 2000	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	–	631	631	–	631
Acquisition of properties – unproved	–	32	32	–	32
Exploration costs	18	112	130	3	133
Development costs	279	536	815	66	881
Total costs incurred	**297**	**1,311**	**1,608**	**69**	**1,677**

(Millions of US dollars, except as indicated)

III. Results of operations for oil and gas producing activities

The Group's results of operations for oil and gas producing activities are presented below. In accordance with SFAS No. 69, sales and transfers to Group companies are based on market prices. Income taxes are based on statutory rates for the year adjusted for applicable tax credits and allowances relating to oil and gas producing activities. The results of operations exclude corporate overhead and interest costs.

Year ended December 31, 2002	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	176	5,026	5,202	222	5,424
Transfers	5	2,847	2,852	124	2,976
	181	7,873	8,054	346	8,400
Production costs (excluding production taxes)	28	1,327	1,355	69	1,424
Exploration expense	15	74	89	3	92
Depreciation, depletion, and amortization	27	575	602	37	639
Taxes other than income taxes	–	2,196	2,196	56	2,252
Related income taxes	27	888	915	77	992
Total results of operations for producing activities	**84**	**2,813**	**2,897**	**104**	**3,001**

Year ended December 31, 2001	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	142	4,753	4,895	125	5,020
Transfers	–	3,019	3,019	104	3,123
	142	7,772	7,914	229	8,143
Production costs (excluding production taxes)	11	1,400	1,411	59	1,470
Exploration expense	–	144	144	6	150
Depreciation, depletion, and amortization	49	557	606	17	623
Taxes other than income taxes	–	1,751	1,751	29	1,780
Related income taxes	22	1,333	1,355	39	1,394
Total results of operations for producing activities	**60**	**2,587**	**2,647**	**79**	**2,726**

Year ended December 31, 2000	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	284	6,093	6,377	86	6,463
Transfers	–	2,429	2,429	117	2,546
	284	8,522	8,806	203	9,009
Production costs (excluding production taxes)	30	1,003	1,033	41	1,074
Exploration expense	18	112	130	3	133
Depreciation, depletion, and amortization	48	563	611	14	625
Taxes other than income taxes	2	674	676	27	703
Related income taxes	47	1,851	1,898	38	1,936
Total results of operations for producing activities	**139**	**4,319**	**4,458**	**80**	**4,538**

(Millions of US dollars, except as indicated)

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities of oil and gas reserves that may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities of reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Estimated net proved oil and gas reserves and changes thereto for the years 2002, 2001 and 2000 are shown in the table set out below.

Millions of barrels	**Consolidated subsidiaries**			**Group's share in equity companies**	**Total**
	International	Russia	Total		
Crude oil					
January 1, 2000	369	11,461	11,830	961	12,791
Revisions of previous estimates	(23)	(278)	(301)	(27)	(328)
Purchase of hydrocarbons in place*	–	1,123	1,123	(458)	665
Extensions and discoveries	26	294	320	–	320
Production	(8)	(502)	(510)	(23)	(533)
Sales of reserves	–	(20)	(20)	–	(20)
December 31, 2000	364	12,078	12,442	453	12,895
Revisions of previous estimates	1	(66)	(65)	16	(49)
Purchase of hydrocarbons in place	–	1,650	1,650	44	1,694
Extensions and discoveries	3	570	573	41	614
Production	(8)	(507)	(515)	(27)	(542)
December 31, 2001	360	13,725	14,085	527	14,612
Revisions of previous estimates	(24)	835	811	62	873
Purchase of hydrocarbons in place	1	35	36	–	36
Extensions and discoveries	–	307	307	1	308
Production	(10)	(512)	(522)	(42)	(564)
Sales of reserves	–	(4)	(4)	(3)	(7)
December 31, 2002	**327**	**14,386**	**14,713**	**545**	**15,258**
Proved developed reserves					
December 31, 2000	104	8,274	8,378	276	8,654
December 31, 2001	87	8,689	8,776	418	9,194
December 31, 2002	**107**	**9,041**	**9,148**	**359**	**9,507**

*) Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 1,089 million barrels, 951 million barrels and 551 million barrels as of December 31, 2002, 2001 and 2000, respectively. The minority interest share included in the above proved developed reserves was 411 million barrels, 343 million barrels and 340 million barrels as of December 31, 2002, 2001 and 2000, respectively. All minority interests relate to the reserves in the Russian Federation. In 2003, the Group acquired the minority interest in ZAO LUKOIL-Perm which represented 423 million barrels of the minority interest share of total proved reserves and 279 million barrels of the minority interest share of proved developed reserves as of December 31, 2002.

(Millions of US dollars, except as indicated)

Billions of cubic feet	**Consolidated subsidiaries**			**Group's share in equity companies**	**Total**
	International	Russia	Total		
Natural gas					
January 1, 2000	1,797	2,035	3,832	87	3,919
Revisions of previous estimates	–	(562)	(562)	193	(369)
Purchase of hydrocarbons in place*	–	265	265	(115)	150
Extensions and discoveries	–	47	47	–	47
Production	(34)	(78)	(112)	(7)	(119)
Sales of reserves	–	(3)	(3)	–	(3)
December 31, 2000	1,763	1,704	3,467	158	3,625
Revisions of previous estimates	(75)	315	240	31	271
Purchase of hydrocarbons in place	–	8,299	8,299	78	8,377
Extensions and discoveries	–	1,028	1,028	25	1,053
Production	(20)	(85)	(105)	(11)	(116)
December 31, 2001	1,668	11,261	12,929	281	13,210
Revisions of previous estimates	(44)	809	765	(53)	712
Purchase of hydrocarbons in place	–	4,967	4,967	–	4,967
Extensions and discoveries	–	5,401	5,401	–	5,401
Production	(43)	(76)	(119)	(7)	(126)
December 31, 2002	**1,581**	**22,362**	**23,943**	**221**	**24,164**
Proved developed reserves:					
December 31, 2000	554	1,231	1,785	95	1,880
December 31, 2001	570	1,503	2,073	179	2,252
December 31, 2002	**574**	**1,656**	**2,230**	**110**	**2,340**

*) *Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.*

The minority interest share included in the above total proved reserves was 5,621 billion cubic feet, 3,355 billion cubic feet and 104 billion cubic feet as of December 31, 2002, 2001 and 2000, respectively. The minority interest share included in the above proved developed reserves was 64 billion cubic feet, 56 billion cubic feet and 90 billion cubic feet as of December 31, 2002, 2001 and 2000, respectively. All minority interests relate to the reserves in the Russian Federation. In 2003, the Group acquired the minority interest in ZAO LUKOIL-Perm which represented 91 billion cubic feet of the minority interest share of total proved reserves and 64 billion cubic feet of the minority interest share of proved developed reserves as of December 31, 2002.

(Millions of US dollars, except as indicated)

V. Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2002					
Future cash inflows	5,975	205,622	211,597	7,571	219,168
Future production and development costs	(2,117)	(123,967)	(126,084)	(3,686)	(129,770)
Future income tax expenses	(796)	(18,857)	(19,653)	(855)	(20,508)
Future net cash flows	3,062	62,798	65,860	3,030	68,890
Discount for estimated timing of cash flows (10% p.a.)	(1,674)	(42,104)	(43,778)	(1,665)	(45,443)
Discounted future net cash flows	1,388	20,694	22,082	1,365	23,447
Minority share in discounted future net cash flows	–	1,842	1,842	–	1,842

(Millions of US dollars, except as indicated)

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2001					
Future cash inflows	5,410	163,720	169,130	5,816	174,946
Future production and development costs	(2,180)	(97,755)	(99,935)	(2,766)	(102,701)
Future income tax expenses	(766)	(14,909)	(15,675)	(652)	(16,327)
Future net cash flows	2,464	51,056	53,520	2,398	55,918
Discount for estimated timing of cash flows (10% p.a.)	(1,743)	(34,337)	(36,080)	(1,353)	(37,433)
Discounted future net cash flows	721	16,719	17,440	1,045	18,485
Minority share in discounted future net cash flows	–	1,362	1,362	–	1,362

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2000					
Future cash inflows	6,378	170,534	176,912	6,707	183,619
Future production and development costs	(2,276)	(90,698)	(92,974)	(2,890)	(95,864)
Future income tax expenses	(1,156)	(27,020)	(28,176)	(1,130)	(29,306)
Future net cash flows	2,946	52,816	55,762	2,687	58,449
Discount for estimated timing of cash flows (10% p.a.)	(2,064)	(33,463)	(35,527)	(1,452)	(36,979)
Discounted future net cash flows	882	19,353	20,235	1,235	21,470
Minority share in discounted future net cash flows	–	921	921	–	921

(Millions of US dollars, except as indicated)

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Consolidated companies	2002	2001	2000
Discounted present value as at January 1	17,440	20,235	21,754
Purchase of oil and gas reserves	448	4,169	2,788
Sales and transfers of oil and gas produced, net of production costs	(4,414)	(4,608)	(6,967)
Net changes in prices and production costs estimates	4,687	(12,686)	608
Extensions, discoveries, and improved recovery, less related costs	521	1,045	797
Development costs incurred during the period	1,680	1,011	458
Revisions of previous quantity estimates	1,781	(295)	(952)
Net change in income taxes	(2,052)	5,334	(1,403)
Other changes	(334)	160	122
Accretion of discount	2,325	3,075	3,030
Discounted present value at December 31	**22,082**	**17,440**	**20,235**

Group's share in equity companies	2002	2001	2000
Discounted present value as at January 1	1,045	1,235	2,070
Purchase of oil and gas reserves	(2)	194	(1,162)
Sales and transfers of oil and gas produced, net of production costs	(218)	(135)	(132)
Net changes in prices and production costs estimates	290	(518)	14
Extensions, discoveries, and improved recovery, less related costs	–	101	–
Development costs incurred during the period	69	44	54
Revisions of previous quantity estimates	162	54	(77)
Net change in income taxes	(121)	203	(99)
Other changes	15	(153)	404
Accretion of discount	125	20	163
Discounted present value at December 31	**1,365**	**1,045**	**1,235**

Total	2002	2001	2000
Discounted present value as at January 1	18,485	21,470	23,824
Purchase of oil and gas reserves	446	4,363	1,626
Sales and transfers of oil and gas produced, net of production costs	(4,632)	(4,743)	(7,099)
Net changes in prices and production costs estimates	4,977	(13,204)	622
Extensions, discoveries, and improved recovery, less related costs	521	1,146	797
Development costs incurred during the period	1,749	1,055	512
Revisions of previous quantity estimates	1,943	(241)	(1,029)
Net change in income taxes	(2,173)	5,537	(1,502)
Other changes	(319)	7	526
Accretion of discount	2,450	3,095	3,193
Discounted present value at December 31	**23,447**	**18,485**	**21,470**

REFERENCE INFORMATION

More information about the company is available at LUKOIL's website at www.lukoil.ru (Russian version) or www.lukoil.com (English version).

The site will acquaint you with LUKOIL's basic lines of business and company results, as well as keep you informed of current company news across all aspects of LUKOIL activity. The site also provides information about company policy and involvement in social and environmental affairs.

Investors and shareholders section of the site provides the company's financial results, history of dividend payments, share prices and accounts. A number of presentations for the investment community are also available through his secion of the site.

LUKOIL Contact Information

Legal Address and Central Office
11, Sretensky Bulvar, Moscow, Russia 101 000

Central Information Service
Tel: +7 (095) 927-44-44
Fax: +7 (095) 916-00-20
Telex: 612 553 LUK SU

Department of Shareholder Relations
Tel: +7 (095) 927-48-84, 933-98-55
Fax: +7 (095) 927-16-93
Email: shareholder@lukoil.com

Department of Investor Relations
Tel: + 7 (095) 927-16-96
Fax: + 7 (095) 933-92-88
Email: investor@lukoil.com

Press Service
Tel: +7 (095) 927-16-77
Fax: 7 (095) 927-16-53
Email: pr@lukoil.com

LUKOIL Stock & Consulting Center
24, Petrovka st., Moscow, Russia 127 051
Tel: + 7 (095) 927-43-80, 933-99-18

NIKOIL Registrar Company
28, 3rd Yamskovo Polya st., Moscow, Russia 125 124
Tel/fax: + 7 (095) 755-90-77

LUKOIL Publications

An electronic version of the following financial reports for 2002 are available in the 'To Investors and Shareholders' section of the company web site (www.lukoil.com/ir):

1. Annual Report.
2. Consolidated Financial Accounts.
3. Quarterly Consolidated Financial Accounts.
4. Management Analysis of Company Activities.

Annual Meeting of the Shareholders

The Annual Meeting of the Shareholders will be held at 11am on the 26 June, 2003 at 11am at: 11, Sretensky blvd, Moscow, conference hall of Vega building.

Registration starts at 9:30am.

Concepts and Terms Used in the Document

The references to LUKOIL, LUKOIL Group, 'the company', 'we' and 'our' in this document all refer to LUKOIL and/or its subsidiary enterprises, depending upon the context, in which the terms are used.

The average rouble/dollar exchange rate for 2002 (31.35 roubles/dollar) was used in conversion of rouble figures for expression in dollars.

Abbreviations

tfe — tons of fuel equivalent (1 tfe = 1 ton of oil = 1,000 cubic meters of gas)
boe — barrels of oil equivalent (1 boe = 6,000 cubic feet of gas)
bcm — billion cubic meters
mcm — million cubic meters